Filed Pursuant to Rule 424(b)(4)
Registration No. 333-194817

PROSPECTUS

6,250,000 Shares

TubeMogul, Inc.

Common Stock

This is an initial public offering of shares of common stock of TubeMogul, Inc. We are selling 6,250,000 shares of our common stock.

The public offering price is $7.00 per share. Prior to this offering there has been no public market for the shares. Our common stock has been approved for listing on The Nasdaq Global Select Market under the symbol “TUBE.”

We are an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 and, therefore, may comply with certain reduced public company reporting requirements under the federal securities laws. Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$7.00	$43,750,000
Underwriting discount (1)	$0.49	$3,062,500
Proceeds, before expenses, to us	$6.51	$40,687,500

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional 937,500 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Entities affiliated with Foundation Capital, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of $20.0 million in shares of our common stock in this offering at the initial public offering price. Entities affiliated with Trinity TVL X, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have also indicated an interest in purchasing up to an aggregate of $5.0 million in shares of our common stock in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell less or no shares to the entities affiliated with Foundation Capital, LLC or the entities affiliated with Trinity TVL X, LLC and such entities could determine to purchase less or no shares in this offering. The underwriters will receive the same discount on any shares of our common stock purchased by such entities as they will from any other shares of our common stock sold to the public in this offering.

The underwriters expect to deliver the shares against payment on or about July 23, 2014.

BofA Merrill Lynch	Citigroup	RBC Capital Markets

BMO Capital Markets	Oppenheimer & Co.

The date of this prospectus is July 17, 2014.

TubeMogul

THE ENTERPRISE SOFTWARE COMPANY FOR

# DIGITAL BRANDING

Prospectus

Through and including August 11, 2014, (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “TubeMogul,” “the company,” “we,” “us” and “our” in this prospectus refer to TubeMogul, Inc., a Delaware corporation, and our predecessor, TubeMogul, Inc., a California corporation, and where appropriate, their respective consolidated subsidiaries.

TubeMogul, Inc.

TubeMogul is an enterprise software company for digital branding. By reducing complexity, improving transparency and leveraging real-time data, our platform enables brands to gain greater control of their digital video advertising spend and achieve their brand advertising objectives.

Our customers plan, buy, measure and optimize their global digital video advertising spend from our self-serve platform. By integrating programmatic technologies and disparate sources of inventory within a single platform, we enable our customers to launch sophisticated, scalable digital video advertising campaigns — onto any digital device — within minutes. This is in contrast to the still prevailing and inefficient approach to media buying that occurs through a manual campaign-by-campaign request for proposal, or RFP, process, which often involves multiple digital advertising service providers.

Our customers primarily include brands, which generally refer to companies, or product lines within companies, that control advertising budgets for a single marketing brand or a group of marketing brands, and the advertising agencies that serve them. Agency trading desks, ad networks and publishers also use our platform. We refer to our customers and other businesses that are engaged in purchasing digital marketing as advertisers.

Our platform is integrated with many public digital video ad inventory sources, where individual ad impressions can be purchased dynamically utilizing real-time bidding technology, or RTB. Our platform automates the real-time purchase of ad impressions based upon campaign objectives. Additionally, our customers can easily integrate the ad inventory they source directly from publishers and private exchanges. As a result, our platform enables holistic campaign management across public and private inventory using a single interface.

As consumers are increasingly watching video content on digital devices, advertisers are shifting more of their video advertising spend from traditional TV to digital video. As a result, advertisers want to plan, buy and measure TV and digital video on an equivalent basis. Our platform enables advertisers to plan and buy digital video advertising using industry-standard metrics such as gross rating points, or GRPs, which are a measure of reach and frequency among a target audience, and verify the audience they reach using Nielsen reporting, thereby unifying the planning and measurement of TV and digital video campaigns.

Our platform measures key brand advertising metrics including brand lift, as measured by integrated brand surveys, as well as GRPs and engagement. As a result, advertisers can verify the success and impact of their digital video advertising campaigns by measuring the audience reached by the campaign, how the audience interacted with their advertisements and the impact the campaign had on the consumer’s perception of the brand. Using these real-time insights, our platform dynamically optimizes spend based upon brand advertising objectives set by the advertiser.

We offer advertisers unique visibility into the inventory they purchase, including enabling them to see video ad performance and viewability at any dimension of a campaign. Our platform also includes a suite of brand safety technologies designed to prevent unacceptable ad placements and to detect and block sites with inappropriate content, auto-play ad placements or fraudulent bot-driven traffic.

We make our platform available through two offerings: Platform Direct, which allows advertisers to continuously run campaigns through a self-serve model, and Platform Services, which allows advertisers to specify campaign objectives and have our team execute on their behalf using our platform. We believe our customers value both of our offerings. For 2013, campaigns were executed through our platform for over 2,000 brands, usually through an agency but in some cases directly. For the years ended December 31, 2011, 2012 and 2013, our total revenue was $15.7 million, $34.2 million and $57.2 million, respectively, representing a compound annual growth rate, or CAGR, of 91%, and Total Spend through our platform was $17.8 million, $53.8 million, and $111.9 million, respectively, representing a CAGR of 151%. For the three months ended March 31, 2013 and 2014, our total revenue was $9.6 million and $22.0 million, respectively, representing period-over-period growth of 130%, and Total Spend through our platform was $16.3 million and $48.0 million, respectively, representing period-over-period growth of 194%. We define Total Spend as the aggregate gross dollar volume that our Platform Direct customers and Platform Services customers spend through our platform, which includes cost of media purchases and our fees. Please see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” for information regarding the limitations of using Total Spend as a financial measure and for reconciliations of Total Spend to revenue, the most directly comparable financial measure calculated in accordance with GAAP. For the years ended December 31, 2011, 2012 and 2013 and for the three months ended March 31, 2013 and 2014, our gross margin was 48%, 52%, 66%, 65% and 72%, respectively. For the years ended December 31, 2011, 2012 and 2013 and for the three months ended March 31, 2013 and 2014, our net loss was $4.1 million, $3.6 million, $7.4 million, $1.9 million and $0.8 million, respectively, with our net loss for the year ended December 31, 2013 representing a 108% increase compared to the year ended December 31, 2012.

Market Overview

The global advertising market is large, totaling $490 billion in 2013, according to MAGNA GLOBAL, a strategic global media company. Given the importance of branding to maintain and improve differentiation, market share and pricing power, a significant portion of these dollars are spent on brand advertising. Brands rely on the sight, sound and motion of video advertising to establish an emotional connection with consumers that is critical to branding. Brands have primarily utilized traditional TV advertising to deliver video messages to the large audiences they require. As a result, the traditional TV market is the largest advertising market segment, reaching $197.0 billion globally in 2013, according to MAGNA GLOBAL.

While TV advertising represents the largest single portion of today’s advertising spend, consumers are shifting their consumption of media content from analog mediums, such as TV, print and radio, to digital mediums such as websites and mobile applications. Recognizing this trend, brands are increasingly shifting their advertising spend to digital mediums such as digital video. MAGNA GLOBAL estimates that brands will increase their spending on digital video advertising globally from $8.3 billion in 2013 to $22.5 billion in 2017, representing a CAGR rate of 28%.

As brands shift advertising spend to digital video, they encounter increasing complexity in executing their advertising campaigns. Brands, their agencies and other entities, which we refer to as advertisers, generally need to use dozens of digital advertising technology providers to execute a campaign. This has resulted in a complex, fragmented and inefficient system.

Software’s Impact on Brand Advertising

Recently, cloud-based enterprise software solutions have been adopted to reduce operating costs, increase scalability, and provide better data for decision making across a multitude of functions within corporations. However, while specific solutions such as programmatic buying have begun to impact the digital advertising industry, advertisers have not yet fully realized the potential benefits that a comprehensive enterprise software solution offers. The adoption of programmatic technology to date has been driven by pressure to improve the performance of digital marketing campaigns. In 2013, video advertising spend transacted using RTB in the U.S. was projected to be $686 million and is expected to grow 66% in 2014 to $1.1 billion, according to Forrester Research, an independent research firm.

Challenges of Video Advertising for Brands

As the digital video advertising market continues to develop and grow, advertisers are seeking alternatives to the highly manual, repetitive and uncoordinated processes that they have historically used to plan, execute and measure their digital video advertising campaigns. However, they continue to face several specific challenges including:

•

Fragmented and Manual System for Buying Digital Media. Advertisers need to reach audiences on many websites to achieve campaign goals, and must do so across many types of digital devices. Advertisers also typically engage in repetitive manual RFP processes with multiple sources of inventory to select the video advertising inventory suitable to reach their target audience, resulting in significant inefficiencies.

•

Challenging to Integrate and Leverage Multiple Technology Providers. Technologies needed to execute digital video advertising campaigns are generally offered by different providers and it is difficult for advertisers to make these technologies work well together. This impedes campaign performance, increases costs and lowers efficiency.

•

Limited Options for Advertisers to Manage and Control Entire Buying Process. To reach audiences across thousands of websites, advertisers are often forced to purchase inventory through media aggregators, which generally do not allow advertisers to choose the websites on which their ads run, make adjustments during the course of a given campaign, or obtain the performance data necessary to evaluate and improve ongoing campaign decision making.

•

TV Advertising and Digital Video Advertising are Purchased and Measured Differently. To date, TV and digital advertising campaigns have been executed separately and measured by different metrics, leading to inefficiencies. The separate processes and metrics make it difficult to effectively plan and measure video campaigns focused on reaching targeted audiences across TV and digital channels.

•

Advertising Service Providers Have Conflicting Interests and Offer Limited Inventory and Economic Transparency. Many digital video advertising service providers offer services to both advertisers and publishers. This model can create conflicting interests. In particular, such service providers may have an economic incentive to favor their own inventory when fulfilling campaigns over equally effective or superior inventory that is otherwise available.

•

Difficult to Measure Return on Investment. As consumers increasingly view content through a broader range of devices and channels, it is difficult for brands to verify a number of objectives important to brand advertising, such as reach and frequency among a target audience, engagement and brand lift.

•

Challenging to Deploy and Manage Global Campaigns. Managing video advertising campaigns globally is currently a costly and inefficient process requiring brands to contract with multiple agencies, ad exchanges, ad networks, supply-side platforms, publishers and technology providers.

•

Difficult to Identify and Eliminate Undesired Ad Placements and Fraudulent Traffic. Advertisers have limited control over the content alongside which their ad is placed, whether the ad is delivered in a user initiated video player, and whether it is viewable by the consumer. Advertisers are also concerned with the increasing proportion of fraudulent web traffic that is generated by computers, or bots, resulting in advertisers paying for impressions that are not viewed by consumers.

Our Solution

We enable advertisers to plan, buy, measure and optimize global video advertising spend from a single platform. We make our cloud-based platform available through two offerings: Platform Direct, which allows advertisers to continuously run campaigns through a self-serve model, and Platform Services, which allows advertisers to specify campaign objectives and have our team execute on their behalf using our platform.

•

Integrated Software Platform. Our platform integrates with over 30 third-party technology providers who offer specific technologies for digital video campaigns, allowing advertisers to utilize a single control interface for campaign execution.

•

Designed for Self-Serve Model. Through our Platform Direct offering, our platform is accessible through a cloud-based, self-serve model, providing customers with full control and transparency over their digital video advertising spend. Our intuitive user interface enables advertisers to manage an unlimited number of campaigns simultaneously on a single platform, thereby reducing cost, complexity and inefficiencies caused by intermediaries.

•

Enable TV Advertisers to Buy Digital Video. Our platform enables advertisers to buy digital video advertising using industry standard metrics such as GRPs, and verify the audience they reach using integrated Nielsen reporting, thereby unifying the planning and measurement of TV and digital video advertising campaigns and improving efficiencies.

•

Independent and Transparent Buy-Side Positioning. We have built our business to serve only buyers of digital video advertising and have no incentive to favor specific inventory when fulfilling campaigns. We show our customers the specific sites where ads are displayed and our Platform Direct customers can see the price they pay for the media, providing them with greater economic transparency.

•

Verifies and Measures Campaign Performance and Brand Lift. Our platform enables advertisers to verify audience reach and engagement and measure the impact of a video ad campaign on consumers through our integrated brand survey module.

•

Purpose-Built for Global Video Advertising. Our platform has been designed for brands to manage and execute global digital video campaigns using a single integrated workflow. We currently enable campaigns in over 70 countries and our platform is currently available in four languages and supports 11 currencies.

•

Integrated Brand Safety Tools. Our platform includes a suite of technologies designed to prevent unacceptable ad placements by detecting, categorizing and blocking sites with inappropriate content, fraudulent bot-driven traffic and auto-play ad placements. We integrate technology that scans the content of individual web pages prior to an ad being served to ensure the content is appropriate for the brand.

Our Strengths

We believe the following attributes and capabilities provide us with long-term competitive advantages:

•

Focused on Software-Based Solutions for Brands. Our platform offers advertisers a robust and comprehensive solution for digital branding, which we believe differentiates our offerings from those of our competitors. We work to continuously improve our platform to provide our customers with the necessary capabilities to meet their evolving brand advertising objectives.

•

Empower Customers Through Our Self-Serve Model. Our Platform Direct customers have direct access to our platform which enables them to execute their own strategies for their digital video advertising spend. As a result of the performance and functionality of our platform, we believe many of our customers rely on our platform for a significant and growing portion of their digital video advertising spend.

•

Product Built for Global Opportunity. Our platform is built for managing and executing global advertising campaigns. Our intuitive user interface enables geographically dispersed personnel within a global organization to work seamlessly together with an auditable workflow.

•

Industry Pioneer. We believe we were the first to deliver a programmatic digital video advertising platform designed exclusively for advertisers and we demonstrate thought leadership through industry initiatives such as founding the OpenVideoViewability consortium. As a result, we believe we have developed a deep expertise and a strong reputation in our market.

•

Attractive and Scalable Financial Model. We are able to scale our operations in a highly efficient manner with our Platform Direct offering. Because our Platform Direct offering allows advertisers to continuously run campaigns on a self-serve basis, we require fewer sales resources following initial sales and, therefore, our sales expense tends to represent a lesser portion of follow-on Platform Direct Spend.

•

Experienced Team. We are a founder-led software company that has been focused on developing innovative software solutions for digital video since we were founded in 2007. The extensive industry and technology experience of our management team has allowed us to create and maintain a culture of innovation at every level of the company.

Our Strategy

We believe that the digital video advertising market is in the early stages of a significant shift toward enterprise software solutions that address the complexities of digital brand advertising. We intend to capitalize on this opportunity by pursuing the following key growth strategies.

•

Expand Our Customer Base. Our global sales force is focused on growing the number of our customers, particularly our Platform Direct customers. To increase our global market share, we continue to invest in training and other initiatives to increase the productivity of our sales personnel.

•

Increase Our Share of Our Customers’ Video Advertising Spend. We continue to add features and functionality to our platform that encourage customers to consolidate, and ultimately increase, their digital video advertising spend on our platform.

•

Migrate Platform Services Customers to Platform Direct. Through our continued focus on educating our Platform Services customers of the value and control realized through use of our Platform Direct offering, we expect many of our Platform Services customers will migrate to our Platform Direct offering.

•	Expand into TV Brand Advertising. We plan to expand into the TV advertising market by continuing to build technologies that are relevant to brands that advertise on TV.

•

Continue to Innovate. We intend to continue to make substantial investments in our platform by introducing enhancements and new features and functionality that position us to capture a larger share of new market opportunities. By improving our algorithms and underlying software and finding new ways to leverage data, we believe we will enhance our value proposition for both existing and prospective customers.

•	Extend Global Footprint. To best support our global advertisers, we plan to continue to utilize our cloud-based architecture to expand our international presence in a cost-effective manner.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	We have a history of losses and we may not achieve or sustain profitability in the future.

•	Our limited operating history makes it difficult to evaluate our current business and future prospects.

•	We may not maintain our recent revenue growth.

•

We may experience quarterly fluctuations in our operating results due to a number of factors which make our future results difficult to predict and could cause our operating results to fall below expectations.

•	If our customers do not maintain and increase their advertising spend through our platform, our revenue growth and results of operations will be adversely affected.

•

The market for digital video advertising solutions for brands is relatively new and evolving. If this market develops more slowly or differently than we expect, our business, growth prospects and financial condition would be adversely affected.

•	We may not be able to compete successfully against current and future competitors.

•

A substantial portion of our business is sourced through advertising agencies that do not pay us until they receive payment from the brand, therefore increasing the length of time between our payment for media inventory and our receipt of payment for use of our platform, and our ability to collect for non-payment may be limited to the brand, increasing our risk of non-payment.

Corporate Information

TubeMogul was incorporated in California in March 2007 and reincorporated in Delaware in March 2014. Our principal executive offices are located at 1250 53rd Street, Suite 1, Emeryville, California 94608, and our telephone number is (510) 653-0126. Our corporate website address is www.tubemogul.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

TubeMogul and the TubeMogul logo and our other trademarks, service marks and trade names appearing in this prospectus are the property of TubeMogul. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	6,250,000 shares

Common stock to be outstanding after this offering	28,685,816 shares

Option to purchase additional shares of common stock	937,500 shares

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus to persons who are directors, officers or employees, or who are otherwise associated with us. See the section titled “Underwriting.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $37.2 million (or approximately $43.3 million if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), based upon the initial public offering price of $7.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, sales and marketing activities and general and administrative matters. See the section titled “Use of Proceeds” for additional information.

NASDAQ symbol	“TUBE”

Entities affiliated with Foundation Capital, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of $20.0 million in shares of our common stock in this offering at the initial public offering price. Entities affiliated with Trinity TVL X, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have also indicated an interest in purchasing up to an aggregate of $5.0 million in shares of our common stock in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell less or no shares to the entities affiliated with Foundation Capital, LLC, or the entities affiliated with Trinity TVL X, LLC, and such entities could determine to purchase less or no shares in this offering. The underwriters will receive the same discount on any shares of our common stock purchased by such entities as they will from any other shares of our common stock sold to the public in this offering.

The number of shares of our common stock that will be outstanding after completion of this offering is based on 22,435,816 shares outstanding as of March 31, 2014, and excludes:

•	4,139,687 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2014, at a weighted average exercise price of $1.51 per share;

•	181,650 shares of common stock issuable upon the vesting of RSUs outstanding as of March 31, 2014;

•	267,085 shares of common stock issuable upon the vesting of RSUs granted after March 31, 2014;

•	102,161 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of March 31, 2014, at a weighted average exercise price of $0.8076 per share;

•

494,302 shares of common stock reserved for issuance under our 2007 Equity Compensation Plan as of March 31, 2014 (which includes the shares of common stock subject to awards described in the third bullet);

•	2,500,000 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan; and

•	750,000 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	a 2-for-1 reverse split of our common stock and preferred stock effected on April 14, 2014;

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 15,510,330 shares of common stock immediately prior to the completion of this offering;

•

the automatic conversion of an outstanding warrant exercisable for 77,161 shares of our convertible preferred stock into a warrant exercisable for a like number of shares of common stock upon completion of this offering;

•	our reincorporation in Delaware;

•	the effectiveness of our amended and restated certificate of incorporation and our restated bylaws upon the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional 937,500 shares of common stock from us.

SUMMARY CONSOLIDATED FINANCIAL DATA AND OTHER DATA

The following tables summarize our consolidated financial and other data. You should read this summary consolidated financial and other data together with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2013 and 2014 and the consolidated balance sheet data as of March 31, 2014 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. Results for the three months ended March 31, 2014 are not indicative of results expected for the full year.

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
	(In thousands, except share, per share and client data)
Consolidated Statements of Operations Data:
Revenue:
Platform Direct	$2,171	$5,433	$19,331	$2,312	$9,248
Platform Services	13,488	28,726	37,883	7,268	12,778

Total revenue	15,659	34,159	57,214	9,580	22,026

Cost of revenue	8,214	16,374	19,698	3,392	6,215

Gross profit	7,445	17,785	37,516	6,188	15,811

Operating expenses:
Research and development(1)	3,797	7,364	11,837	2,346	3,808
Sales and marketing(1)	5,340	10,384	21,378	4,116	7,929
General and administrative(1)	2,294	4,931	10,477	1,475	4,438

Total operating expenses	11,431	22,679	43,692	7,937	16,175

Gain on sale of InPlay	—	1,950	—	—	—

Loss from operations	(3,986)	(2,944)	(6,176)	(1,749)	(364)

Other expense, net:
Interest expense, net	(72)	(232)	(169)	(48)	(41)
Change in fair value of convertible preferred stock warrant liability	(11)	(154)	(388)	1	(281)
Foreign exchange loss	(23)	(141)	(618)	(94)	(36)

Other expense, net	(106)	(527)	(1,175)	(141)	(358)

Net loss before income taxes	(4,092)	(3,471)	(7,351)	(1,890)	(722)
Provision for income taxes	(1)	(94)	(60)	(14)	(45)

Net loss	$(4,093)	$(3,565)	$(7,411)	$(1,904)	$(767)

Basic and diluted net loss per share(2)	$(0.66)	$(0.55)	$(1.12)	$(0.29)	$(0.11)

Basic and diluted weighted-average shares used to compute net loss per share(2)	6,216,785	6,433,819	6,612,621	6,588,947	6,750,834

Basic and diluted pro forma net loss per share (unaudited)(2)			$(0.32)		$(0.02)

Basic and diluted weighted-average shares use to compute pro forma net loss per share (unaudited)(2)			22,225,112		22,363,325

Other data: (unaudited)
Platform Direct Spend(3)	$4,314	$25,032	$74,016	$9,062	$35,270
Total Spend(3)	$17,802	$53,758	$111,899	$16,330	$48,048
Adjusted EBITDA(4)	$(3,777)	$(2,566)	$(5,801)	$(1,709)	$106
Number of Platform Direct Clients (5)	25	86	208	110	242

(1)	Stock-based compensation expense included above was as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
	(in thousands)
Research and development	$50	$159	$206	$23	$102
Sales and marketing	72	92	230	28	140
General and administrative	11	179	325	51	174

Total stock-based compensation expense	$133	$430	$761	$102	$416

(2)	See Note 8 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share and unaudited pro forma basic and diluted net loss per share.
(3)	For purposes of calculating Total Spend and Platform Direct Spend, we define spend as the aggregate gross dollar volume that our customers spend through our platform, including cost of media purchases and our fees. Platform Direct Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the spend through our Platform Direct offering. Platform Services Spend equals our Platform Services revenue. Total Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the sum of Platform Direct Spend and Platform Services Spend. Please see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” below for information regarding the limitations of using these measures and for reconciliations of these measures to Platform Direct revenue and revenue, the most directly comparable financial measures calculated in accordance with GAAP.
(4)	Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense, net, provision for income tax, depreciation and amortization expense excluding amortization of internal use software development costs, stock-based compensation expense and change in fair value of convertible preferred stock warrant liability. Please see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” below for information regarding the limitations of using Adjusted EBITDA as a financial measure and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.
(5)	We define a Platform Direct Client as a customer that had total aggregate spend of at least $10,000 through our platform during the previous twelve months. For purposes of this definition, all branches or divisions of a customer that operate under a contract with us are considered a single Platform Direct Client. In a limited number of instances in any period, branches or divisions of an advertiser that operate under distinct contracts are each considered a separate Platform Direct Client. We believe that our total number of Platform Direct Clients is an important measure of our ability to increase revenue and the effectiveness of our sales force.

	As of March 31, 2014
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)
	(unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,237	$15,237	$52,425
Working capital	$23,440	$24,405	$61,593
Total assets	$75,407	$75,407	$112,595
Debt obligations, current and non-current, and convertible preferred stock warrant liability	$10,722	$9,757	$9,757
Total stockholders’ equity	$27,005	$27,970	$65,158

(1)	The pro forma column reflects (i) the automatic conversion of all outstanding shares of preferred stock into 15,510,330 shares of common stock and (ii) the reclassification of the convertible preferred stock warrant liability to additional paid in capital, each to be effective immediately prior to the closing of the offering.
(2)	The pro forma as adjusted column reflects all adjustments included in the pro forma column and gives effect to the sale by us of 6,250,000 shares of common stock offered by this prospectus at the initial public offering price of $7.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We have a history of losses and we may not achieve or sustain profitability in the future.

We have incurred losses in each fiscal year since our incorporation in 2007. In addition for the year ended December 31, 2013 and the three months ended March 31, 2014, we incurred net losses of $7.4 million and $0.8 million, respectively. As a result, we had an accumulated deficit of $19.6 million as of March 31, 2014. We may not achieve profitability in the future as we anticipate that our operating expenses will increase significantly in the foreseeable future as we continue to invest in research and development to enhance our platform and in sales and marketing to acquire new customers. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. Even if we are successful in increasing our customer base, we may not become profitable in the future or may be unable to maintain any profitability achieved if we fail to increase our revenue and manage our operating expenses or if we incur unanticipated liabilities. Although our revenue has increased substantially in recent periods, we may not be able to sustain this rate of revenue growth. Revenue growth may slow or revenue may decline for a number of reasons, including slowing demand for our offering, increasing competition, lengthening sales cycles, decelerating growth of, or declines in, our overall market, or our failure to capitalize on growth opportunities or to introduce new offerings. We could also incur increased losses as we continue to focus on growing our Platform Direct offering because the sales cycle with those customers tends to be protracted, resulting in the majority of costs associated with sales of our Platform Direct offering being generally incurred up front, while customers are billed over time through our usage-based pricing model. Any failure by us to achieve and maintain profitability could cause the price of our common stock to decline significantly.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

Although we began our operations in March 2007, we did not launch our platform nor begin generating substantial revenue until the second half of 2011. While we have experienced significant growth in recent periods, our short operating history and developing business model make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, market acceptance of our platform and future features and functionality, competition from new and established companies, including those with greater financial and technical resources, acquiring and retaining customers and increasing revenue from existing customers, enhancing our platform and developing new technologies, features and functionality. You should consider our business and prospects in light of the risks and difficulties that we will encounter as we continue to develop our business model. We may not be able to address these risks and difficulties successfully, which would materially harm our business and operating results and cause the market price of our common stock to decline.

We may not maintain our recent revenue growth.

Our revenue growth will depend, in part, on our ability to acquire new customers, gain a larger amount of our existing customers’ advertising spend, continue to innovate and develop new technologies, features and functionality, extend our global footprint and increase our share of and compete successfully in new, growing digital video advertising markets, and we may fail to do so. A variety of factors outside of our control could affect our revenue growth, including changes in spend budgets of advertisers and the timing and size of their spend. Decisions by advertisers to delay or reduce their advertising spending or divert spending away from video advertising could slow our revenue growth or reduce our revenue. Our success in implementing our strategy of migrating customers from our Platform Services offering to our Platform Direct offering could also slow our revenue growth as we recognize a higher amount of revenue from the same amount of spend associated with our Platform Services offering than with our Platform Direct offering. You should not consider our recent growth rate in revenue as indicative of our future growth.

We may experience quarterly fluctuations in our operating results due to a number of factors which make our future results difficult to predict and could cause our operating results to fall below expectations.

Our quarterly operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not consider our past results, including our recent growth rates in terms of advertising spend and revenue, as indicative of our future performance.

In addition to other risk factors listed in this section, factors that may affect our quarterly operating results include the following:

•	fluctuations in demand for our platform, including seasonal variations in our customers’ advertising spend;

•	the level of advertising spend managed through our platform for a particular quarter and the mix between spend managed through our Platform Direct offering and Platform Services offering;

•	budgeting cycles and changes in video advertising budgets of and spending by our customers;

•	the length and associated unpredictability of our sales cycle;

•	the timing and amount of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	the timing and amount of investment in the development of new technologies, and features and functionality of our platform;

•	changes in the availability or price of advertising inventory;

•	the timing and success of changes in our offerings or those of our competitors;

•	changes in our pricing or pricing of our competitors’ solutions and changes in the pricing of digital video advertising generally;

•	network outages or security breaches or the perception that our platform or customer or consumer data is not secure and any associated expenses;

•	delay between our payments for advertising inventory purchased through our platform and our subsequent collection of fees from our customers related to that inventory;

•	changes in the competitive dynamics of our industry, including consolidation among competitors or customers;

•	changes in government regulation applicable to our industry;

•	foreign currency exchange rate fluctuations; and

•	general economic and political conditions in our domestic and international markets.

Based upon all of the factors described above, we have a limited ability to forecast our future revenue, costs and expenses, and as a result, our operating results may from time to time fall below our estimates.

If our customers do not maintain and increase their advertising spend through our platform, our revenue growth and results of operations will be adversely affected.

Our contracts and relationships with advertisers generally do not include long-term or exclusive obligations requiring them to use our platform or maintain or increase their advertising spend on our platform. Furthermore, advertisers generally use multiple providers in managing advertising spend. Accordingly, we must convince our customers to use our platform, increase their usage and spend a larger share of their advertising budgets with us, and do so on an on-going basis. We may not be successful at educating and training customers, particularly our newer customers, on the benefits of our platform to increase usage and generate higher levels of advertising spend. If these efforts are unsuccessful or advertisers decide not to continue to maintain or increase their advertising spend through our platform for any other reason, then we may not attract new advertisers or our existing customers may reduce their video advertising spend through or cease using our platform. Therefore, we cannot assure you that advertisers that have generated advertising spend through our platform in the past will continue to generate similar levels of advertising spend in the future or that they will continue to use our platform at all. We may not be able to replace customers who decrease or cease their usage of our platform with new customers that spend similarly on our platform. If our existing customers do not continue to use and increase their use of our platform, or if we are unable to attract sufficient advertising spend on our platform from new customers, our revenue could decline, which would materially and adversely harm our business and results of operations.

The market for digital video advertising for brands is relatively new and evolving. If this market develops more slowly or differently than we expect, our business, growth prospects and financial condition would be adversely affected.

The substantial majority of our revenue has been derived from customers that purchase digital video advertising through our platform either on a self-serve basis or with us executing campaigns for them. We expect that spend on digital video advertising will continue to be our exclusive or nearly exclusive source of revenue for the foreseeable future, and that our revenue growth will depend on increasing digital video advertising spend through our platform. The market for digital video advertising is an emerging market and today advertisers generally devote a smaller portion of their advertising budgets to digital video advertising than to traditional advertising methods, such as TV, newspapers, radio and billboards. Our current and potential customers may find digital video advertising to be less effective than other brand advertising methods, and they may reduce their spending on digital video advertising as a result. To date, digital advertising has been primarily for performance-based advertising, or relatively simple display advertising such as banner ads on websites and, until recently, was principally focused on online channels such as desktops. Emerging channels such as mobile and social media are unproven and may not develop into viable channels. The future growth of our business could be constrained by both the level of acceptance and expansion of digital video advertising as a format and emerging digital video advertising channels, including mobile video, connected TV, social video and TV formats such as video on demand, as well as the continued use and growth of existing channels. To date, nearly all of our revenue has been derived from advertising served to desktops. Even if these new channels become widely adopted, advertisers may not increase their advertising spend through platforms such as ours. If the market for digital video advertising deteriorates, develops more slowly than we expect or the shift from traditional advertising methods to digital video advertising does not continue, or there is a reduction in demand for digital video advertising caused by weakening economic conditions, decreases in corporate spending, perception that digital video advertising is less effective than other media or otherwise, it could reduce demand for our offerings, which could decrease revenue or otherwise adversely affect our business.

We may not be able to compete successfully against current and future competitors.

We operate in a rapidly evolving and highly competitive market, subject to changing technology, branding objectives and customer demands and with many companies providing competing solutions. We compete primarily with companies developing solutions to automate the purchase of digital video advertising impressions across multiple sources of inventory. We also compete with other companies that address certain aspects of the online digital video advertising market, including demand-side platforms and video-focused ad networks, and in-house tools and custom solutions currently used by brand advertisers and their agencies and by publishers to manage advertising activities. In addition, we compete for advertising spend with large entities that offer digital video advertising services as part of a larger solution for digital media buying. In the future, we may compete with companies developing comprehensive marketing platforms. Other companies that offer analytics, mediation, exchange or other third-party specific technologies may also compete with us. As our platform evolves and we introduce new technologies, features and functionality of our platform, we may become subject to additional competition. Some of our current and prospective competitors in the broader digital advertising market have substantially greater resources and longer histories than us in the digital advertising space, may actively seek to serve our market and have the power to significantly change the nature of the marketplace to their advantage. These companies could develop and offer new solutions that directly compete with ours or leverage their position to make changes to their existing platforms that could be disadvantageous to our competitive position.

Increased competition may result in reduced pricing for our platform, longer sales cycles or a decrease of our market share, any of which could negatively affect our revenue and future operating results and our ability to grow our business. A number of competitive factors could cause us to lose potential sales or to sell at lower prices or at reduced margins, including, among others:

•	competitors may establish or strengthen relationships with brands, agencies, sources of inventory or other parties, thereby limiting our ability to promote our platform and generate revenue;

•

competitors could introduce solutions that are similar to, or broader, than ours or comprehensive platforms that provide integrated solutions for multiple advertising channels including display, mobile and video;

•	competitors could reduce the prices they charge to brand advertisers and agencies;

•	companies may enter our market by expanding their platforms or acquiring a competitor; and

•	companies marketing search, social, display, mobile or web analytics services could bundle digital video advertising solutions or offer such products at a lower price as part of a larger product sale.

In addition, many of our current and potential competitors, such as Google, AOL and Adobe, have greater customer relationships and financial, marketing and technical resources than we do, allowing them to leverage a larger customer base, adopt more aggressive pricing policies, and devote greater resources to the development, promotion and sale of their products, services and solutions, including products that may be based on new technologies or standards, than we can. If our competitors’ solutions become more accepted than our solution, our competitive position will be impaired and we may not be able to increase our revenue or may experience decreased gross margins.

We may not be able to compete successfully against current and future competitors. If we cannot compete successfully, our business, results of operations and financial condition could be negatively impacted.

A substantial portion of our business is sourced through advertising agencies that do not pay us until they receive payment from the brand, therefore increasing the length of time between our payment for media inventory and our receipt of payment for use of our platform, and our ability to collect for non-payment may be limited to the brand, increasing our risk of non-payment.

Substantially all of our Platform Services revenue and a substantial majority of our Platform Direct revenue is sourced through advertising agencies. We contract with advertising agencies as an agent for the brand. We remit payment for media inventory purchased through our platform by our Platform Direct and Platform Services customers in advance of receiving payment from them as the advertising agency does not pay us for use of our platform until it has received payment from the brand. This payment process will increasingly consume working capital if we continue to be successful in growing our business. In addition, we typically experience slow payment by advertising agencies as is common in our industry. In this regard, we had average days sales outstanding, or DSO, of 87 days, and average days payable outstanding, or DPO, of 80 days for 2013. We compute our DSO and DPO as of a given date based on our average trade receivables or trade payables, respectively, for the trailing twelve month period divided by, for DSO, daily Total Spend and for DPO, daily cost of revenue and operating expenses, excluding noncash and payroll related expenses, in each case, over such period. The average trade receivables or trade payables are the average of the trade receivables or trade payables balances at the beginning and end of the twelve month period. Daily Total Spend is the spend for the trailing twelve month period divided by 365 days. Daily cost of revenue and operating expenses are the cost of revenue and operating expenses, excluding noncash and payroll related expenses, for the trailing twelve month period divided by 365 days. Many of our contracts with advertising agencies provide that if the brand does not pay the agency, the agency is not liable to us, and we must seek payment solely from the brand. Contracting with these agencies, which in certain cases have or may develop high-risk credit profiles, subjects us to greater credit risk than where we contract with brands directly. This credit risk may vary depending on the nature of an advertising agency’s aggregated brand advertiser base. Any write-offs for bad debt could have a material adverse effect on our results of operations for the periods in which the write-offs occur. Even if we are not paid, we are still obligated to pay for the advertising we have purchased for the advertising campaign, and as a consequence, our results of operations and financial condition would be adversely impacted.

Our business depends in part on advertising agencies and their holding companies as intermediaries, and this may adversely affect our ability to attract and retain business.

For 2013, over 2,000 brands executed campaigns through our platform, directly or through an agency. Many brands rely upon advertising agencies in planning and purchasing advertising. Although we maintain relationships with brands, we often do not contract with them directly. In cases where we do not have a direct contractual relationship with the brand, we sell to advertising agencies that utilize our advertising solutions on behalf of their customers. Each advertising agency allocates advertising spend from brands across numerous channels and has no obligation to work with us as it embarks on digital video advertising campaigns. Accordingly, if we fail to maintain satisfactory relationships with an advertising agency, we risk losing business from the brands represented by that agency. If the advertising agency is owned by a holding company, this risk is magnified because we also risk losing business from the other agencies owned by such holding company and the brand advertisers those agencies represent. In addition, customer relationships with holding company media trading desks may adversely affect our business with advertising agencies affiliated with the holding company because some holding companies may seek to consolidate media buying to one trading desk and restrict their affiliated advertising agencies from relationships with providers that have a direct relationship with the trading desk. Because advertising agencies act as intermediaries for multiple brands, our customer base is more concentrated than might be reflected by the number of brands that use our platform. In addition, these intermediary relationships may impede our brand-building efforts, making it more difficult for us to achieve widespread brand awareness that is critical for broad customer adoption of our platform.

Our sales cycle can be long and unpredictable and require considerable time and expense before executing a customer agreement, which may make it difficult to project when, if at all, we will obtain new customers and when we will generate revenue from those customers.

The sales cycle for our Platform Direct business, from initial contact with a potential lead to contract execution and implementation, typically takes significant time and is difficult to predict. Our sales cycle in some cases has been up to nine months or more. Our sales efforts involve educating our customers about the use, technical capabilities and benefits of our platform. Some of our customers undertake a significant evaluation process that frequently involves not only our platform but also the offerings of our competitors. This process can be costly and time-consuming. As a result, it is difficult to predict when we will obtain new customers and begin generating revenue from these new customers. As part of our sales cycle, we may incur significant expenses before executing a definitive agreement with a prospective customer and before we are able to generate any revenue from such agreement. We have no assurance that the substantial time and money spent on our sales efforts will generate significant revenue. If conditions in the marketplace generally or with a specific prospective customer change negatively, it is possible that no definitive agreement will be executed, and we will be unable to recover any of these expenses. Even if our sales efforts result in obtaining a new customer, under our usage-based pricing model, the customer controls when and to what extent it uses our platform and it may not use our platform sufficiently to justify the expenses incurred to acquire the customer and integrate the customer’s data in our platform and related training and support. If we are not successful in targeting, supporting and streamlining our sales processes and if revenue expected to be generated from a prospective customer is not realized in the time period expected or not realized at all, our ability to grow our business, and our operating results and financial condition may be adversely affected. If our sales cycles lengthen, our future revenue could be lower than expected, which would have an adverse impact on our consolidated operating results and could cause our stock price to decline.

Our business and operations have experienced rapid growth in recent periods, which has placed, and may continue to place, significant demands on our management and infrastructure. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We increased our number of full-time employees from 57 as of December 31, 2011 to 280 as of March 31, 2014. Additionally we increased the size of our sales force by 100% from December 31, 2012 to March 31, 2014. Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources as these personnel are integrated into and become productive within our organization. We intend to further expand our overall headcount and operations both domestically and internationally, with no assurance that our business or revenue will continue to grow to offset our investment in research and development and sales and marketing. Maintaining and growing a global organization and managing a geographically dispersed workforce will require substantial management effort, the allocation of valuable management resources and significant additional investment in our infrastructure. In this regard we will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively. Further, to accommodate our expected growth we must continually improve and maintain our technology, systems and network infrastructure. As such, we may be unable to manage our expenses effectively in the future, which would negatively impact our gross margin or operating expenses in any particular quarter. If we fail to manage our anticipated growth and change in a manner that does not preserve the key aspects of our corporate culture, the quality of our platform may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers.

Seasonal fluctuations in digital video advertising spend impact our results of operations and cash flows.

Our results of operations and cash flows vary from quarter to quarter due to the seasonal nature of advertising spending. For example, many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. In contrast, the first quarter of the calendar year is typically the slowest in terms of advertising spend. To the extent that seasonal fluctuations become more pronounced, or are not offset by other factors, our results of operations and operating cash flows could fluctuate materially from period to period.

We use a limited number of third-party service providers and data centers. Any disruption of service could harm our business.

The technical infrastructure for our platform is managed through a combination of third-party web hosting services providers, or third-party service providers, and our own servers which are located at a third-party data center facility. We do not control the operation of the third-party service providers or the operation of the third-party data center facility nor do we have long term agreements with the third-party service provider and data center facility that we utilize. The third-party service providers and owner of the data center facility have no obligation to continue to provide these services to us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to use a new service provider or transfer to a new facility or facilities, and we may incur significant costs and possible service interruption in connection with doing so.

The facilities of third-party service providers and data center are vulnerable to damage or service interruption resulting from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. Moreover, we have not implemented a disaster recovery capability whereby we maintain a back-up copy of our platform permitting us to immediately switch over to the back-up platform in the event of damage or service interruption at our data center. The occurrence of a natural disaster or an act of terrorism, any outages or vandalism or other misconduct, or a decision to close the facility without adequate notice or other unanticipated problems could result in lengthy interruptions in our platform’s performance, any of which could damage our reputation and materially and adversely affect our operating results and future prospects.

Any changes in service levels at the facilities or any errors, defects, disruptions or other performance problems at or related to the facilities that affect our platform could harm our reputation and may damage our customers’ businesses. Interruptions in our platform’s performance might reduce our revenue, subject us to potential liability, or result in reduced usage of our platform. In addition, some of our customer contracts require us to issue credits for downtime in excess of certain levels and the issuance of any credits or make-goods could harm our operating results and financial condition.

We also depend on third-party Internet-hosting providers and continuous and uninterrupted access to the Internet through third-party bandwidth providers to operate our business. If we lose the services of one or more of our Internet-hosting or bandwidth providers for any reason or if their services are disrupted, for example due to viruses or “denial-of-service” or other attacks on their systems, or due to human error, intentional bad acts, power loss, hardware failures, telecommunications failures, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes or similar events, we could experience disruption in our ability to offer our platform or we could be required to retain the services of replacement providers, any of which could increase our operating costs and harm our business and reputation.

As a result of our customers’ increased usage of our platform, we will need to continually improve our hosting infrastructure.

We have experienced significant growth in the number of customers, transactions and data that our hosting infrastructure supports. We seek to maintain sufficient excess capacity in our infrastructure to meet the needs of all of our customers. We also seek to maintain excess capacity to facilitate the increase in new customers and the expansion of existing customer advertising spend on our platform. For example, if we secure a large customer or a group of customers which require significant amounts of bandwidth or storage, we may need to increase bandwidth, storage, power or other elements of our application architecture and our infrastructure, and our existing systems may not be able to scale in a manner satisfactory to our existing or prospective customers.

The amount of infrastructure needed to support our customers is based on our estimates of anticipated usage. We will need to expand our infrastructure to meet anticipated increase in usage, for which we expect to incur additional costs. In addition, if we were to experience unforeseen increases in usage, we could be required to increase our infrastructure investments further and during a time other than we expect. As use of our platform grows, we will need to devote additional resources to improving our application architecture and our infrastructure in order to maintain the performance of our platform. We may need to incur additional costs to upgrade or expand our computer systems and architecture in order to accommodate increased or expected increases in demand. If we incur these costs, our gross margin would be adversely impacted.

We must develop and introduce enhancements and new features and functionality that achieve market acceptance or that keep pace with technological developments to remain competitive in our evolving industry.

We operate in a dynamic market characterized by rapidly changing technologies and industry and legal standards. The introduction of new digital video advertising solutions by our competitors, the market acceptance of solutions based on new or alternative technologies, or the emergence of new digital video advertising industry standards could render our platform obsolete. Our ability to compete successfully, attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing platform and to continually introduce or acquire new technologies and features and functionality demanded by the market we serve. The success of any enhancement or new solution depends on many factors, including timely completion, adequate quality testing, appropriate introduction and market acceptance. Any new solution, product or feature that we develop or acquire may not be introduced in a timely or cost-effective manner, may contain defects or may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to anticipate or timely and successfully develop or acquire new offerings or features or enhance our existing platform to meet evolving customer requirements, our business and operating results will be adversely affected.

Material defects or errors in our platform could result in customer dissatisfaction and harm our reputation, result in significant costs to us and impair our ability to sell our platform.

The software applications underlying our platform are inherently complex and may contain material defects or errors, which may cause disruptions in availability, misallocation of advertising spend or other performance problems. Any such errors, defects, disruptions in service or other performance problems with our platform could negatively impact our business and our customers’ businesses or the success of their advertising campaigns and causing customer dissatisfaction and harm to our reputation. If we have any errors, defects, disruptions in service or other performance problems with our platform, customers may reduce their usage or delay or withhold payment to us, which could result in an increase in our provision for doubtful accounts or lengthen our collection cycles for accounts receivable. Such performance problems could also result in customers making warranty or other claims against us, our giving credits to our customers toward future advertising spend or costly litigation. As a result, material defects or errors in our platform could have a material adverse impact on our business and financial performance.

The costs incurred in correcting any material defects or errors in our platform may be substantial and could adversely affect our operating results. After the release of new versions of our software, defects or errors may be identified from time to time by our internal team and by our customers. We implement bug fixes and upgrades as part of our regularly scheduled system maintenance. If we do not complete this maintenance according to schedule or if customers are otherwise dissatisfied with the frequency and/or duration of our maintenance, customers could reduce their usage of our platform or delay or withhold payment to us, or cause us to issue credits, make refunds or pay penalties.

Our business depends in part on the success of our strategic relationships with third parties.

Our business depends in part on our ability to continue to successfully manage and enter into successful strategic relationships with third parties. We currently have and are seeking to establish new relationships with third parties to develop integrations with complementary technologies, sources of inventory, such as Google, and data vendors such as Nielsen. For example, in order for customers to target ads in ways they desire and otherwise optimize and verify campaigns, our platform must have access to data regarding Internet user behavior and reports with demographic information regarding Internet users. We depend on various third parties to provide this audience data and demographic reporting. Maintaining and expanding our strategic relationships with third parties is critical to our continued success. Further, our relationships with these third parties are typically non-exclusive and do not prohibit the other party from working with our competitors. These relationships may not result in additional customers or enable us to generate significant revenue. Identifying suitable business partners and negotiating and documenting relationships with them require significant time and resources. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to successfully execute campaigns, compete in the marketplace or to grow our revenue could be impaired and our operating results would suffer.

Our business model depends upon our ability to continue to access advertising inventory that we do not own.

Our platform depends on access to advertising inventory controlled by publishers and various other providers, such as public ad exchanges, supply-side platforms, private marketplaces, ad networks and direct premium publishers. In particular, we rely on continued access to premium ad inventory in high-quality and brand-safe environments, viewable to consumers across multiple screens. We do not own the inventory of advertising upon which our business depends and, therefore, we might not always have access to inventory of sufficient quality or volume to meet the needs of our customers’ campaigns. As a result, we may have limited visibility to our future access to inventory, especially premium ad inventory and inventory in international markets. Companies such as ad networks make media buying commitments to publishers, and may compete with us and restrict our access to media inventory of those publishers. Companies such as ad exchanges charge both publishers and advertisers fees and may be able to charge advertisers lower fees than us. In addition, many publishers sell a portion of their advertising inventory directly to advertisers, and publishers may seek to do so increasingly in the future. If that were to occur, we may have fewer opportunities to provide our customers access to inventory, which would harm our ability to grow our business and our financial condition and operating results would be adversely affected.

Furthermore, as the number of competing intermediaries that purchase advertising inventory from real time bidding, or RTB, exchanges and that utilize advertising solutions providers continues to increase, intermediaries or their bidding processes may favor other bidders and we may not be able to compete successfully for advertising inventory available on RTB exchanges. Even if our bids are successful, the inventory may be of low quality or misrepresented to us, despite our attempts to prevent fraud and conduct quality assurance checks on inventory and we could be subject to liability and our business could be harmed.

In connection with Platform Services arrangements, we commit to delivery of a campaign at a fixed price in advance of acquiring the advertising inventory required for the campaign, exposing us to the risk that we may be unable to fulfill these commitments cost-effectively or at all.

In order to execute and deliver campaigns under our Platform Services arrangements, we generally enter into binding insertion orders, or IOs, with fixed price commitments which are determined prior to the launch of an advertising campaign. We do not own or otherwise control the inventory necessary to fulfill these IOs. Further, in fulfilling IO commitments, we generally purchase advertising inventory on a real-time basis during the course of the advertising campaign period, and we generally do not have fixed priced sources of supply of such inventory. Accordingly, we are not assured of having access to inventory of sufficient quality or quantity to meet the needs of our customers’ campaigns on a cost-effective basis or at all. If we are unable to obtain inventory cost-effectively, or at all, our gross margins could be negatively affected or we could be unable to fulfill our obligations under the IO, which would have a negative impact on our ability to attract and retain customers, potentially damage our reputation, expose us to liability and harm our revenue and growth.

Our Platform Services customers are not obligated to pay for advertising inventory that is not consistent with their campaigns. Since we have no recourse to suppliers, we assume full risk of loss for inventory that is not accepted by our customers.

Our Platform Services customers are not obligated to pay for advertising impressions that are not consistent with the terms of their IO with us. Further, the sources of our advertising impressions generally make no representations regarding specific characteristics of an impression relevant to any campaign. In addition, we have made and expect to continue to make purchasing decisions during the fulfillment of campaigns resulting in the purchase of impressions that are not acceptable to the advertiser. These decisions may result from mistakes due to human error by our personnel or a systems error. In other cases, third-party verification technology used by the customer may reach a different conclusion about the suitability of the inventory. In any of these cases, the advertiser may reject impressions that do not meet the terms of the IO, we may be required to provide a credit or be considered to be in breach of our obligations and we would have no recourse to the supplier. As a result, our gross margins and our ability to attract and retain customers could be negatively affected, we could be exposed to liability and our revenue and growth could be harmed.

If we fail to detect fraudulent or unacceptable ad placements, or if we serve advertisements on websites with inappropriate content, our reputation will be damaged, advertisers may reduce the use of or stop using our platform, and we may incur liabilities.

Our business depends in part on providing our advertisers with services that are trusted and safe for their brands and that provide the anticipated value. We frequently have contractual commitments to take reasonable measures to prevent advertisements from appearing on websites with inappropriate content or on certain websites that our advertisers may identify. Our advertisers also expect that ad placements will not be misrepresented, such as auto-play in banner placements marketed as pre-roll inventory, and that ad impressions represent the legitimate activity of human internet users. We use proprietary technologies and third party services in our efforts to detect and block inventory on websites with inappropriate content, misrepresented ad placements and fraudulent bot generated impressions. However, technologies utilized by bad actors are constantly evolving and preventing and combating fraud and inappropriate content requires constant vigilance and investment of time and resources. We may not always be successful in our efforts to do so. We may serve advertisements on inventory that is objectionable to our advertisers, and our software may also inadvertently purchase inventory on behalf of our advertisers that proves to be unacceptable for advertising campaigns, such as fraudulent bot generated impressions. In addition, negative publicity around fraudulent digital advertising placements may adversely impact the perceptions of advertisers regarding programmatic purchasing of digital advertising. As a result, we may lose the trust of our advertisers, which would harm our brand and reputation, our advertisers may reduce the use of or stop using our platform, we may be exposed to liabilities or the need to provide credits or refunds, and our business and financial performance may be harmed.

If our security measures are breached or unauthorized access to customer data or our data is otherwise obtained, our platform may be perceived as not being secure, customers may reduce the use of or stop using our platform and we may incur significant liabilities.

Security breaches could result in the loss of information, litigation, indemnity obligations and other liability. We collect, store and transmit information of, or on behalf of, our advertisers. While we have security measures in place, our systems and networks are subject to ongoing threats and therefore these security measures may be breached as a result of third-party action, including cyber-attacks or other intentional misconduct by computer hackers, employee error, malfeasance or otherwise. This could result in one or more third parties obtaining unauthorized access to our customers’ data or our data, including intellectual property and other confidential business information. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Third parties may also attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our customers’ data or our data, including intellectual property and other confidential business information. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose potential sales and existing customers or we could incur other liability.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We primarily rely on intellectual property laws, including trade secret, copyright, trademark and patent laws in the United States and abroad, and use contracts, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements and other contractual rights to protect our intellectual property. However, the steps we take to protect our intellectual property rights may be inadequate or we may be unable to secure intellectual property protection for all of our platform.

If we are unable to protect our intellectual property, our competitors could use our intellectual property to market products, services or solutions similar to ours and our ability to compete effectively would be impaired.

Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. The enforcement of our intellectual property rights depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed. In addition, we might be required to spend significant resources to monitor and protect our intellectual property rights, and our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, whether or not it is resolved in our favor, and could ultimately result in the impairment or loss of portions of our intellectual property. Any patents issued in the future may not provide us with competitive advantages or may be successfully challenged by third parties.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective protection of our intellectual property may not be available to us in every country in which our platform are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights. Companies in the Internet and technology industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and our competitors may hold patents or have pending patent applications, which could be related to our business. These risks have been amplified by the increase in third parties, or non-practicing entities, whose sole primary business is to assert such claims. We have received in the past, and expect to receive in the future, notices that claim we or our customers using our platform have misappropriated or misused other parties’ intellectual property rights. If we are sued by a third party that claims that our technology infringes its rights, the litigation could be expensive and could divert our management resources. We do not currently have an extensive patent portfolio of our own, which may limit the defenses available to us in any such litigation.

In addition, in many instances, we have agreed to indemnify our customers against certain claims that our platform infringes the intellectual property rights of third parties. The results of any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	cease offering or using technologies that incorporate the challenged intellectual property;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or

•	redesign technology to avoid infringement.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our customers for such claims, such payments or costs could have a material adverse effect upon our business and financial results. Furthermore, our business could be adversely affected by any significant disputes between us and our customers as to the applicability or scope of our indemnification obligations to them.

Our use of open source technology could impose limitations on our ability to commercialize our platform.

We use open source software in our platform. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of various open source licenses have not been interpreted by the courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our platform. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could cause us to breach customer contracts, harm our reputation, result in customer losses or claims, increase our costs or otherwise adversely affect our business and operating results.

Expanding our international operations subjects us to new challenges and risks.

We have offices in seven countries outside the United States, and as we continue to expand our customer base outside the United States, our business is increasingly susceptible to risks associated with international operations. However, we have a limited operating history outside the United States, and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, tax laws, legal systems, alternate dispute systems and regulatory systems. The risks and challenges associated with international expansion include:

•	continued localization of our platform, including translation into foreign languages and associated expenses;

•	the need to support and integrate with local advertisers, agencies, publishers and partners;

•	competition with service providers that have greater experience in the local markets than we do or who have pre-existing relationships with potential customers in those markets;

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compliance with multiple, potentially conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations such as the EU Data Privacy Directive;

•	compliance with anti-bribery laws, including compliance with the Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

•	difficulties in invoicing and collecting in foreign currencies and associated foreign currency exposure;

•	difficulties in staffing and managing foreign operations and the increased travel, infrastructure and legal compliance costs associated with international operations;

•	different or lesser protection of our intellectual property rights;

•	difficulties in enforcing contracts and collecting accounts receivable, longer payment cycles, higher levels of credit risk and other collection difficulties;

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compliance with applicable laws of taxing jurisdictions where we conduct business and applicable U.S. tax laws as they relate to our international operations, the complexity and adverse consequences of such tax laws and potentially adverse tax consequences due to changes in such tax laws;

•	restrictions on repatriation of earnings; and

•	regional economic and political conditions.

As a result of these risks, any potential future international expansion efforts that we may undertake will not be successful.

Fluctuations in the exchange rate of foreign currencies could result in currency transactions losses.

We currently have foreign sales and accounts receivable denominated in multiple currencies including Australian Dollars, British Pound Sterling, Canadian Dollars, Euros, Japanese Yen and Singapore Dollars. In

addition, we purchase advertising in local currencies and incur a portion of our operating expenses in the currencies of the countries where we have offices. We face exposure to adverse movements in currency exchange rates, which may cause our revenue and operating results to differ materially from expectations. A decline in the U.S. dollar relative to foreign currencies would increase our non-U.S. revenue when translated into U.S. dollars. Conversely, if the U.S. dollar strengthens relative to foreign currencies, our revenue from international operations would be adversely affected. Our operating results could be negatively impacted depending on the amount of cost of revenue or operating expense denominated in foreign currencies. As exchange rates vary, revenue, cost of revenue, operating expenses and other operating results, when translated, may differ materially from expectations. In addition, our revenue and operating results are subject to fluctuation if our mix of U.S. and foreign currency denominated transactions or expenses changes in the future because we do not currently hedge our foreign currency exposure. Even if we were to implement hedging strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

Unfavorable conditions in the global economy could limit our ability to grow our business and negatively affect our operating results.

Revenue growth and potential profitability of our business depends on the level of digital video advertising spend in the markets we serve. To the extent that weak economic conditions cause our customers and potential customers to freeze or reduce their advertising budgets, particularly those for digital video advertising, demand for our platform may be negatively affected. Historically, economic downturns have resulted in overall reductions in advertising spend. If economic conditions deteriorate or do not materially improve, our customers and potential customers may elect to decrease their advertising budgets or defer or reconsider software and service purchases, which would limit our ability to grow our business and negatively affect our operating results.

Our business depends on our founders and retaining and attracting qualified management and technical personnel and maintaining or expanding our sales and marketing capabilities.

Our success depends upon the continued service of Brett Wilson, our co-founder, President and Chief Executive Officer, other members of our senior management team and key technical employees, as well as our ability to continue to attract and retain additional highly qualified management and operating personnel. We do not maintain key person life insurance policies on any of our employees. While we have offer letters with certain of our key employees, we do not have fixed term employment agreements with Mr. Wilson or any of our other key employees. Each of Mr. Wilson, other executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. Our business also requires skilled engineering, product and sales personnel, who are in high demand and are difficult to recruit and retain. As we continue to innovate and develop our platform and expand into additional geographic markets, we will require personnel with expertise in these areas. Competition for qualified employees is intense in our industry and particularly so in the San Francisco Bay Area, California, where most of our technical employees are based. The loss of Mr. Wilson or any other member of our senior management team or, even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business, could delay or prevent the achievement of our business objectives and could materially harm our business and our customer relationships.

Our ability to achieve revenue growth in the future will depend, in part, on our success in recruiting, training and retaining sufficient numbers of sales personnel. These new employees require significant training and experience before they achieve full productivity. For internal planning purposes, we assume that it will take approximately nine months before a newly hired sales representative is fully trained and productive in selling our platform. This amount of time may be longer for sales personnel focused on new geographies or specific market segments. As a result, the cost of hiring and carrying new representatives cannot be offset by the revenue they produce for a significant period of time, if at all. Our recent hires and planned hires may not become productive as quickly as we would like or to the extent we expect, and we may not be able to hire or retain sufficient numbers of qualified individuals in the markets where we do business. Our business will be seriously harmed if these efforts do not work as planned or generate a corresponding significant increase in revenue.

If the use of “third-party cookies” or other tracking technologies (including pixels) is rejected by Internet users, restricted or otherwise subject to unfavorable terms, such as by non-governmental entities, our performance may decline and we may lose customers and revenue.

Some features of our platform use cookies or other technologies, such as pixels, which we refer to as cookies. Our cookies are known as “third-party cookies” because they are placed on individual browsers when Internet users visit a website on which we serve an ad. These cookies are placed through an Internet browser on an Internet user’s computer and correspond with a data set that we keep on our servers. Our cookies record non-personal information about Internet users’ interactions with our advertiser customers through a browser while the cookie is active. We use these cookies to help us achieve our brand advertisers’ campaign goals, to help us ensure that the same Internet user does not see the same advertisement multiple times, to report aggregate information to our advertisers regarding the performance of their advertising campaigns, and to detect and prevent fraudulent activity. We also use data from cookies to help us decide whether to bid on, and how to price, an opportunity to place an advertisement in a certain location, at a given time, in front of a particular Internet user. If our access to cookie data is reduced, our ability to conduct our business in the current manner may be affected and thus undermine the effectiveness of our platform.

Internet users may easily block and/or delete cookies (e.g., through their browsers or “ad blocking” software). The most commonly used Internet browsers (Chrome, Firefox, Internet Explorer, and Safari) allow Internet users to modify their browser settings to prevent cookies from being accepted by their browsers, or are set to block third-party cookies by default. If more browser manufacturers and Internet users adopt these settings or delete their cookies more frequently than they currently do, our business could be harmed. Some government regulators (discussed below) and privacy advocates have suggested creating a “Do Not Track” standard that would allow Internet users to express a preference, independent of cookie settings in their browser, not to have website browsing recorded. If Internet users adopt a “Do Not Track” browser setting, and the standard either imposed by state or federal legislation, or agreed upon by standard setting groups, prohibits us from using non-personal data as we currently do, then that could hinder growth of video advertising on the web generally, cause us to change our business practices and adversely affect our business.

In addition, browser manufacturers could replace cookies with their own product and require us to negotiate and pay them for use of such product to record information about Internet users’ interactions with our brand advertiser customers, which may not be available on commercially reasonable terms or at all.

We may be required to, or otherwise may determine that it is advisable to, develop or obtain additional tools and technologies to compensate for the lack of cookie data, which we may not be able to do. Moreover, even if we are able to do so, such additional tools may be subject to further regulation, time consuming to develop or costly to obtain, and less effective than our current use of cookies.

Legislation and regulation of online businesses, including privacy and data protection regimes, is expansive, not clearly defined and rapidly evolving. Such regulation could create unexpected costs, subject us to enforcement actions for compliance failures, or restrict portions of our business or cause us to change our technology platform or business model.

Government regulation may increase the costs of doing business online. Federal, state, municipal and foreign governments and agencies have adopted and could in the future adopt, modify, apply or enforce laws, policies, and regulations covering user privacy, data security, technologies such as cookies that are used to collect, store and/or process data, video advertising online, the use of data to inform advertising, the taxation of products and services, unfair and deceptive practices, and the collection (including the collection of information), use, processing, transfer, storage and/or disclosure of data associated with unique individual Internet users.

Although we have not collected data that is traditionally considered personal data, such as name, email address, address, phone numbers, social security numbers, credit card numbers, financial data or health data, we typically do collect and store IP addresses and other device identifiers, which are or may be considered personal data in some jurisdictions or otherwise may be the subject of legislation or regulation. In addition, certain U.S. laws impose requirements on the collection and use of information from or about users or their devices. For instance, the Children’s Online Privacy Protection Act, or COPPA, imposes requirements on website operators and online services that are aimed at children under the age of 13 years of age. COPPA was recently amended to require notice and parental consent to include persistent identifiers for behavioral advertising and other tracking across websites. Other existing laws may in the future be revised, or new laws may be passed, to impose more stringent requirements on the use of identifiers to collect user information, including information of the type that we collect. Changes in regulations could affect the type of data that we may collect, restrict our ability to use identifiers to collect information, and, thus, affect our ability to collect data, the costs of doing business online, and affect our the demand for our platform, the ability to expand or operate our business, and harm our business.

U.S. and non-U.S. regulators also may implement “Do-Not-Track” legislation, particularly if the industry does not implement a standard (discussed above). Effective January 1, 2014, the California Governor signed into law an amendment to the California Online Privacy Protection Act of 2003. Such amendment requires operators of commercial websites and online service providers, under certain circumstances, to disclose in their privacy policies how such operators and providers respond to browser “do not track” signals.

Some of our activities may also be subject to the laws of foreign jurisdictions, whether or not we are established or based in such jurisdictions. Within the European Union, or EU, where we currently have an active presence in the United Kingdom, Directive 2009/136/EC, commonly referred to as the “Cookie Directive,” directs EU member states to ensure that accessing information on an Internet user’s computer, such as through a cookie, is allowed only if the Internet user has given his or her consent. In response, some member states have implemented legislation requiring entities to obtain the user’s consent before placing cookies for targeted advertising purposes. Additional EU member state laws may follow. We may be required to, or otherwise may determine that it is advisable to, develop or obtain additional tools and technologies to compensate for the lack of cookie data. Even if we are able to do so, such additional tools may be subject to further regulation, time consuming to develop or costly to obtain, and less effective than our current use of cookies. In addition, certain information, such as IP addresses as collected and used by us may constitute “personal data” in certain non-U.S. jurisdictions, including in the United Kingdom, and therefore certain of our activities could be subject to EU laws applicable to the processing and use of personal data.

In addition, we may inadvertently receive personal information from advertisers or advertising agencies or through the process of executing video advertising campaigns or usage of our platform. Our failure to comply with applicable laws and regulations, or to protect personal data, could result in enforcement action against us, including fines, imprisonment of our officers and public censure, claims for damages by consumers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse impact on our operations, financial performance and business. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our solution by current and future advertisers and advertising agencies.

Our revenue may be adversely affected if we are required to charge sales taxes or other taxes for our platform.

States, countries or other jurisdictions may seek to impose sales or other tax collection obligations on us in the future, or states or jurisdictions in which we already pay tax may increase the amount of taxes we are required to pay. A successful assertion by any state, country or other jurisdiction in which we do business that we should be collecting sales or other taxes on the revenue of our platform could, among other things, create significant administrative burdens for us, result in substantial tax liabilities for past sales, discourage customers from using our platform or otherwise substantially harm our business and results of operations.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates, which may not prove to be accurate. Forecasts relating to the expected growth in digital video advertising and other markets, including the forecasts or projections referenced in this prospectus, may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, such as keeping pace with technological developments in order to remain competitive in our evolving industry, improve our operating infrastructure or acquire complementary businesses and technologies. In addition, we remit payment for media inventory purchased through our platform by our Platform Direct and Platform Services customers in advance of receiving payment from them as the advertising agency does not pay us for use of our platform until it has received payment from the brand. This payment process will continue to consume working capital and the effect on our cash flows may become more pronounced if we continue to grow our business. As a result, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth, particularly if we experience unexpected increases in advertising spend through our platform, and to respond to business challenges could be significantly impaired.

We may selectively pursue acquisitions of complementary businesses and technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We may selectively pursue acquisitions of complementary businesses and technologies that we believe could complement or expand our applications, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we have limited experience with acquiring other businesses or technologies. If we acquire businesses or technologies, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	inability to integrate or benefit from acquired technologies or services in a profitable manner;

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	difficulty integrating the accounting systems, operations and personnel of the acquired business;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

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difficulty converting the customers of the acquired business onto our applications and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;

•	diversion of management’s attention from other business concerns;

•	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. We may also unknowingly inherit liabilities from acquired businesses or assets that arise after the acquisition and that are not adequately covered by indemnities. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

We have not conducted an evaluation of the effectiveness of our internal control over financial reporting and will not be required to do so until 2015. If we are unable to implement and maintain effective internal control over financial reporting investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we will be required to maintain internal control over financial reporting for the year ending December 31, 2015 and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our annual report for the fiscal year ending December 31, 2015, provide a management report on the internal control over financial reporting, which must be attested to by our independent registered public accounting firm to the extent we decide not to avail ourselves of the exemption provided to an emerging growth company, as defined by The Jumpstart Our Businesses Act of 2012, or the JOBS Act. As we have not conducted an evaluation of the effectiveness of our internal control over financial reporting, we may have undiscovered material weaknesses. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal control over financial reporting required to comply with this obligation, which process will be time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to assert that our internal control over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, if and when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or SEC, or other regulatory authorities, which could require additional financial and management resources.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and The Nasdaq Stock Market, or NASDAQ, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. Our management team has limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that will be subject to significant regulatory oversight and reporting obligations under the federal securities laws. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function.

We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance on the terms that we would like. As a public company, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30, (ii) the end of the fiscal year in which we have total annual gross revenue of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) five years from the date of this prospectus.

We may not be able to utilize a significant portion of our net operating loss or research tax credit carryforwards, which could adversely affect our profitability.

As of March 31, 2014, we had federal and state net operating loss carryforwards due to prior period losses, which if not utilized will begin to expire in 2027 for federal and state purposes, respectively. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, our ability to utilize net operating loss carryforwards or other tax attributes in any taxable year may be limited if we experience an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws.

This offering or future issuances of our stock could cause an “ownership change.” It is possible that any future ownership change could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our profitability.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

Risks Related to Our Initial Public Offering and Ownership of Our Common Stock

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to our initial public offering. The initial public offering price for our common stock was determined through negotiations between the underwriters and us and may vary from the market price of our common stock following our initial public offering. If you purchase shares of our common stock in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon closing of our initial public offering or, if it does develop, it may not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	the development and sustainability of an active trading market for our common stock;

•	our operating performance and the performance of other similar companies;

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changes in the estimates of our operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;

•	press releases or other public announcements by us or others, including our filings with the SEC;

•	changes in the market perception of digital video advertising solutions generally or in the effectiveness of our platform in particular;

•	announcements of technological innovations, new applications, features, functionality or enhancements to products, services or solutions by us or by our competitors;

•	announcements of acquisitions, strategic alliances or significant agreements by us or by our competitors;

•	announcements of customer additions and customer cancellations or delays in customer purchases;

•	announcements regarding litigation involving us;

•	recruitment or departure of key personnel;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	our entry into new markets;

•	regulatory developments in the United States or foreign countries;

•	the economy as a whole, market conditions in our industry, and the industries of our customers;

•	the expiration of market standoff or contractual lock-up agreements;

•	the size of our market float; and

•	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, based on the initial public offering price of $7.00 per share, you will experience immediate dilution of $4.73 per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of March 31, 2014, after giving effect to the issuance of 6,250,000 shares of our common stock in this offering. In addition, upon the completion of this offering, there will be options to purchase 4,139,687 shares of our common stock outstanding and 181,650 restricted stock units, based on the number of such awards outstanding on March 31, 2014. To the extent shares of common stock are issued with respect to such awards in the future, there will be further dilution to new investors.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from our initial public offering. We will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

Substantial future sales of shares by our stockholders could negatively affect our stock price after this offering.

Sales of a substantial number of shares of our common stock in the public market after this offering, particularly sales by our directors, executive officers, and significant stockholders, or the perception that these sales might occur or if there is a large number of shares of our common stock available for sale, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on the total number of shares of our common stock outstanding as of March 31, 2014, upon completion of this offering, we will have 28,685,816 shares of common stock outstanding, assuming no exercise of our outstanding options or vesting of our outstanding restricted stock units.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for (1) any shares held by our affiliates as defined in Rule 144 under the Securities Act, and (2) any shares purchased by entities affiliated with Foundation Capital, LLC or the entities affiliated with Trinity TVL X, LLC to the extent such entities are allocated all or a portion of the aggregate of up to $20.0 million or $5.0 million, respectively, of shares that they have indicated an interest in purchasing in this offering, or through the directed share program, which will be subject to a 180-day lock-up agreement. All of the remaining shares of common stock outstanding after this offering, based on shares outstanding as of March 31, 2014, will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus. These shares will become available to be sold 181 days after the date of this prospectus, except with respect to any shares held by our affiliates, which will be subject to restrictions under Rule 144 and except for any shares purchased in this offering by entities affiliated with Foundation Capital, LLC or Trinity TVL X, LLC as described above.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. may, in their sole discretion together, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.

Our equity incentive plans allow us to issue, among other things, stock options, restricted stock, and restricted stock units. We intend to file a registration statement under the Securities Act as soon as practicable after the completion of this offering to cover the issuance of shares upon the exercise or vesting of awards granted or otherwise purchased under those plans. As a result, any shares issued or granted under the plans after the completion of this offering also will be freely tradable in the public market, subject to lock-up agreements as applicable. If equity securities are issued under the plans and it is perceived that they will be sold in the public market, then the price of our common stock could decline substantially.

Holders of 15,510,330 shares of our common stock and a warrant holder have rights, subject to some conditions, to require us to file registration statements for the public resale of such shares or to include such shares in registration statements that we may file for us or other stockholders. Once we have registered the resale of these shares, they can be sold in the public market. If these additional shares are sold, or it is perceived that they will be sold, the trading price of our common stock could decline.

The concentration of our common stock ownership with our executive officers, directors and affiliates will limit your ability to influence corporate matters.

Our executive officers, directors and owners of 5% or more of our outstanding common stock and their respective affiliates beneficially owned, in the aggregate, 78% of our outstanding common stock as of June 30, 2014 and we anticipate that upon the completion of the offering, that same group will beneficially own at least 61% of our outstanding common stock. These stockholders will therefore have significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. This ownership could affect the value of your shares of common stock.

Participation in this offering by certain of our existing stockholders would reduce the available public float for our shares.

Entities associated with Foundation Capital, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of $20.0 million in shares of our common stock in this offering at the initial public offering price. Entities affiliated with Trinity TVL X, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of $5.0 million in shares of our common stock in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell less or no shares to the entities affiliated with Foundation Capital, LLC or the entities affiliated with Trinity TVL X, LLC and such entities could determine to purchase less or no shares in this offering. If the entities affiliated with Foundation Capital, LLC and the entities affiliated with Trinity TVL X, LLC were to purchase all of these shares, they, together with our executive officers, directors and other owners of 5% or more of our outstanding common stock and their respective affiliates would own, in the aggregate, approximately 74% of our outstanding common stock after this offering, based on the number of shares outstanding as of June 30, 2014 and the initial public offering price of $7.00 per share.

If the entities affiliated with Foundation Capital, LLC or the entities affiliated with Trinity TVL X, LLC are allocated all or a portion of the shares for which they have indicated an interest in purchasing in this offering and purchase any such shares, such purchases would reduce the available public float for our shares because such stockholders would be restricted from selling the shares by a lock-up agreement they have entered into with the underwriters and by restrictions under applicable securities laws. As a result, any purchase of shares by such stockholders in this offering may reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and by-laws, as amended and restated prior to the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to defend against a takeover attempt;

•

establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

•	provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office rather than by stockholders;

•	prevent stockholders from calling special meetings; and

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder becomes an “interested” stockholder. For a description of our capital stock, see the section titled “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available to our management at the date of this prospectus and our management’s good faith belief as of such date with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our financial performance, including our revenue, costs, expenditures, growth rates and operating expenses, and our ability to become profitable;

•	our ability to maintain our rate of revenue growth;

•	our ability to expand our customer base;

•	our ability to convince our customers to maintain or increase their advertising spend through our platform;

•	the expansion of the digital video advertising market;

•	our ability to adapt to changing market conditions;

•	our ability to effectively manage our growth;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to effectively grow and train our sales team;

•	our ability to maintain, protect and enhance our intellectual property;

•	costs associated with defending intellectual property infringement and other claims;

•	our ability to grow our market share in and penetrate emerging video advertising channels;

•	our ability to successfully enter new geographic markets;

•	our ability to develop and introduce enhancements and new features and functionality of our platform that achieve market acceptance;

•	our expectations concerning relationships with third parties;

•	our ability to retain our founders and attract and retain qualified employees and key personnel; and

•	other factors discussed in this prospectus under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In addition, in this prospectus, the words “anticipate,” “believe,” “continue,” “could,” “seek,” “might,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “approximately,” “project,” “should,” “will,” “would” or the negative or plural of these words or similar expressions, as they relate to our company, business and management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the future events and circumstances discussed in this prospectus may not occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors” and elsewhere in this prospectus. We derive many of our forward-looking statements from our operating budgets and forecasts, which we base on many assumptions. While we believe that our assumptions are reasonable, we caution that it is difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Forward-looking statements speak only as of the date of this prospectus. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. Except as required by law, we assume no obligation to publicly update or revise any forward-looking statement to reflect actual results, changes in assumptions based on new information, future events or otherwise. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including independent industry publications by comScore, eMarketer, Inc., or eMarketer, Forrester Research, Inc., or Forrester, and MAGNA GLOBAL USA, INC., or MAGNA GLOBAL, or other publicly available information. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and in our experience to date in, the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the information from these industry publications that is included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of this prospectus is contained in independent industry publications. The source of, and selected additional information contained in, these independent industry publications are provided below:

(1)	comScore Media Metrix, November 2013.

(2)	eMarketer, Digital Set to Surpass TV in Time Spent with US Media, August 2013.

(3)	Forrester, RTB Powers the Rapid Growth of Online Video, April 2013.

(4)	MAGNA GLOBAL, Global Forecast Model 2000-2018, December 2013.

(5)	MAGNA GLOBAL, Programmatic and Automated Buying: the Global Take Off, October 2013.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 6,250,000 shares of our common stock that we are selling in this offering will be approximately $37.2 million, based upon the initial public offering price of $7.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that we will receive net proceeds of approximately $43.3 million.

The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities and general and administrative matters. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

We will retain broad discretion in the allocation of the net proceeds from this offering and could utilize the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock and do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we currently plan to retain any earnings to finance the growth of our business. The terms of our amended and restated loan and security agreement also restrict our ability to pay dividends. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our financial condition, results of operations and capital requirements as well as other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of March 31, 2014:

•	on an actual basis;

•

on a pro forma basis to reflect, upon the completion of this offering, (i) the conversion of all outstanding shares of our preferred stock into an aggregate of 15,510,330 shares of common stock immediately prior to the completion of this offering; (ii) the reclassification of the convertible preferred stock warrant liability to additional paid-in capital upon the conversion of a warrant to purchase shares of our convertible preferred stock into a warrant to purchase shares of our common stock upon the completion of this offering; and (iii) the effectiveness of our amended and restated certificate of incorporation upon the closing of this offering; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and our sale and issuance of 6,250,000 shares of our common stock in this offering at the initial public offering price of $7.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us.

You should read the information in this table together with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and our financial statements and related notes included elsewhere in this prospectus.

	March 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited, in thousands)
Cash and cash equivalents	$15,237	$15,237	$52,425

Debt obligations, current and noncurrent	$9,757	$9,757	$9,757
Convertible preferred stock warrant liability	965	—	—
Stockholders’ equity:
Convertible preferred stock, $0.001 par value — 31,174,947 shares authorized, 15,510,330 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	16	—	—
Preferred stock, $0.001 par value — no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value — 62,000,000 shares authorized and 6,925,486 shares issued and outstanding, actual; 200,000,000 shares authorized, 22,435,816 shares issued and outstanding, pro forma; 200,000,000 shares authorized and 28,685,816 shares issued and outstanding, pro forma as adjusted	7	23	29
Additional paid-in capital	46,670	47,635	84,817
Accumulated deficit	(19,608)	(19,608)	(19,608)
Accumulated other comprehensive loss	(80)	(80)	(80)

Total stockholders’ equity	27,005	27,970	65,158

Total capitalization	$37,727	$37,727	$74,915

The outstanding share information in the pro forma column and the pro forma as adjusted column in the capitalization table above does not include:

•	4,139,687 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2014, at a weighted average exercise price of $1.51 per share;

•	181,650 shares of common stock issuable upon the vesting of RSUs outstanding as of March 31, 2014;

•	267,085 shares of common stock issuable upon the vesting of RSUs granted after March 31, 2014;

•	102,161 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of March 31, 2014, at a weighted average exercise price of $0.8076 per share;

•

494,302 shares of common stock reserved for issuance under our 2007 Equity Compensation Plan as of March 31, 2014 (which includes the shares of common stock subject to awards described in the third bullet);

•	2,500,000 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan; and

•	750,000 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our pro forma net tangible book value as of March 31, 2014 was $28.0 million, or $1.25 per share, based on the total number of shares of our common stock outstanding as of March 31, 2014, after giving effect to the conversion of all outstanding shares of our preferred stock as of March 31, 2014 into an aggregate of 15,510,330 shares of our common stock and the reclassification of the convertible preferred stock warrant liability to additional paid-in capital upon the conversion of a warrant to purchase shares of our convertible preferred stock into a warrant to purchase shares of our common stock, each of which will occur immediately prior to the completion of this offering.

After giving effect to the sale by us of shares of our common stock in this offering at the initial public offering price of $7.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been $65.2 million, or $2.27 per share. This represents an immediate increase in pro forma net tangible book value of $1.02 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $4.73 per share to investors purchasing shares of our common stock in this offering at the initial public offering price. The following table illustrates this dilution:

Initial public offering price per share		$7.00
Pro forma net tangible book value per share as of March 31, 2014, before giving effect to this offering	$1.25
Increase in pro forma as adjusted net tangible book value per share attributable to new investors	1.02

Pro forma as adjusted net tangible book value per share after giving effect to this offering		2.27

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$4.73

Our pro forma as adjusted net tangible book value will be $71.3 million, or $2.41 per share, and the dilution per share of common stock to new investors will be $4.59, if the underwriters’ option to purchase additional shares is exercised in full.

The following table presents, as of March 31, 2014, after giving effect to the conversion of all outstanding shares of our preferred stock into our common stock immediately prior to the completion of this offering, the differences between existing stockholders and new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock and preferred stock, cash received from the exercise of stock options and the average price per share paid or to be paid to us at the initial public offering price of $7.00 per share, before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	22,435,816	78.2%	$46,693,141	51.6%	$2.08
New investors	6,250,000	21.8	43,750,000	48.4	$7.00

Total	28,685,816	100.0%	$90,443,141	100.0%

The table and discussion above is based on 22,435,816 shares outstanding as of March 31, 2014 and excludes:

•	4,139,687 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2014, at a weighted average exercise price of $1.51 per share;

•	181,650 shares of common stock issuable upon the vesting of RSUs outstanding as of March 31, 2014;

•	267,085 shares of common stock issuable upon the vesting of RSUs granted after March 31, 2014;

•	102,161 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of March 31, 2014, at a weighted average exercise price of $0.8076 per share;

•

494,302 shares of common stock reserved for issuance under our 2007 Equity Compensation Plan as of March 31, 2014 (which includes the shares of common stock subject to awards described in the third bullet);

•	2,500,000 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan; and

•	750,000 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders after this offering would be 22,435,816, or 75.7%, and the number of shares held by new investors would increase to 7,187,500, or 24.3%, of the total number of shares of our common stock outstanding after this offering.

The shares reserved for future issuance under our 2014 Equity Incentive Plan and our 2014 Employee Stock Purchase Plan will be subject to automatic annual increases in accordance with terms of the respective plans. To the extent that outstanding warrants and options are exercised, there will be further dilution to investors participating in this offering.

The foregoing discussion and tables do not reflect potential purchases by entities affiliated with Foundation Capital, LLC or entities affiliated with Trinity TVL X, LLC, each holders of more than 5% of our common stock and affiliates of a member of our board of directors, that have indicated an interest in purchasing shares in this offering as described in “Underwriting.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2011 are derived from audited consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2013 and 2014 and the consolidated balance sheet data as of March 31, 2014 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future. Results for the three months ended March 31, 2014 are not indicative of results expected for the full year.

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
	(in thousands except share, per share and client data)
Consolidated Statements of Operations Data:
Revenue:
Platform Direct	$2,171	$5,433	$19,331	$2,312	$9,248
Platform Services	13,488	28,726	37,883	7,268	12,778

Total revenue	15,659	34,159	57,214	9,580	22,026

Cost of revenue	8,214	16,374	19,698	3,392	6,215

Gross profit	7,445	17,785	37,516	6,188	15,811

Operating expenses:
Research and development (1)	3,797	7,364	11,837	2,346	3,808
Sales and marketing (1)	5,340	10,384	21,378	4,116	7,929
General and administrative (1)	2,294	4,931	10,477	1,475	4,438

Total operating expenses	11,431	22,679	43,692	7,937	16,175

Gain on sale of InPlay	—	1,950	—	—	—

Loss from operations	(3,986)	(2,944)	(6,176)	(1,749)	(364)

Other expense, net:
Interest expense, net	(72)	(232)	(169)	(48)	(41)
Change in fair value of convertible preferred stock warrant liability	(11)	(154)	(388)	1	(281)
Foreign exchange loss	(23)	(141)	(618)	(94)	(36)

Other expense, net	(106)	(527)	(1,175)	(141)	(358)

Net loss before income taxes	(4,092)	(3,471)	(7,351)	(1,890)	(722)
Provision for income taxes	(1)	(94)	(60)	(14)	(45)

Net loss	$(4,093)	$(3,565)	$(7,411)	$(1,904)	$(767)

Basic and diluted net loss per share (2)	$(0.66)	$(0.55)	$(1.12)	$(0.29)	$(0.11)

Basic and diluted weighted-average shares used to compute net loss per share (2)	6,216,785	6,433,819	6,612,621	6,588,947	6,750,834

Basic and diluted pro forma net loss per share (unaudited) (2)			$(0.32)		$(0.02)

Basic and diluted weighted-average shares used to compute pro forma net loss per share (unaudited) (2)			22,225,112		22,363,325

Other data (unaudited):
Platform Direct Spend (3)	$4,314	$25,032	$74,016	$9,062	$35,270
Total Spend (3)	$17,802	$53,758	$111,899	$16,330	$48,048
Adjusted EBITDA (4)	$(3,777)	$(2,566)	$(5,801)	$(1,709)	$106
Number of Platform Direct Clients (5)	25	86	208	110	242

(1)	Stock-based compensation expense included above was as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
	(in thousands)
Research and development	$50	$159	$206	$23	$102
Sales and marketing	72	92	230	28	140
General and administrative	11	179	325	51	174

Total stock-based compensation	$133	$430	$761	$102	$416

(2)	See Note 8 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share and unaudited pro forma basic and diluted net loss per share.
(3)	For purposes of calculating Total Spend and Platform Direct Spend, we define spend as the aggregate gross dollar volume that our customers spend through our platform, including cost of media purchases and our fees. Platform Direct Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the spend through our Platform Direct offering. Platform Services Spend equals our Platform Services revenue. Total Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the sum of Platform Direct Spend and Platform Services Spend. Please see “— Non-GAAP Financial Measures” below for information regarding the limitations of using these measures and for reconciliations of these measures to Platform Direct revenue and revenue, the most directly comparable financial measures calculated in accordance with GAAP.
(4)	Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense, net, provision for income tax, depreciation and amortization expense excluding amortization of internal use software development costs, stock-based compensation expense and change in fair value of convertible preferred stock warrant liability. Please see “— Non-GAAP Financial Measures” below for information regarding the limitations of using Adjusted EBITDA as a financial measure and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.
(5)	We define a Platform Direct Client as a customer that had a total aggregate spend of at least $10,000 through our platform during the previous twelve months. For purposes of this definition, all branches or divisions of a customer that operate under its contract with us are considered a single Platform Direct Client. In a limited number of instances in any period, branches or divisions of an advertiser that operate under distinct contracts are each considered a separate Platform Direct Client. We believe that our total number of Platform Direct Clients is an important measure of our ability to increase revenue and the effectiveness of our sales force.

	December 31,			March 31,
	2011	2012	2013	2014
				(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,467	$19,670	$19,475	$15,237
Working capital	$8,153	$25,039	$26,249	$23,440
Total assets	$15,074	$43,905	$70,615	$75,407
Debt obligations, current and non-current, and convertible preferred stock warrant liability	$748	$4,658	$3,882	$10,722
Total stockholders’ equity	$8,430	$23,009	$27,255	$27,005

Non-GAAP Financial Measures

Total Spend and Platform Direct Spend

For purposes of calculating Total Spend and Platform Direct Spend, we define spend as the aggregate gross dollar volume that our customers spend through our platform, which includes cost of media purchases and our fees. Platform Direct Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the spend through our Platform Direct offering. Platform Services Spend equals our Platform Services revenue. Total Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the sum of Platform Direct Spend and Platform Services Spend. We believe Platform Direct Spend and Total Spend are meaningful measures of our operating performance because our ability to generate increases in Total Spend is strongly correlated to our ability to generate increases in Platform Direct revenue and revenue, respectively. Platform Direct Spend and Total Spend are used by our management and board of directors to understand our business and make operating decisions. A limitation of each of Total Spend and

Platform Direct Spend is that each is a measure that we have defined for internal purposes that may be unique to us, and therefore may not enhance the comparability of our results to other companies in our industry that have similar business arrangements but present the impact of media costs differently. Because of these limitations you should consider Platform Direct Spend and Total Spend along with the corresponding GAAP-based measures. The following table presents a reconciliation of Platform Direct Spend and Total Spend to revenue for each of the periods indicated:

	December 31,			March 31,
	2011	2012	2013	2013	2014
				(unaudited)
	(in thousands)
Platform Direct Revenue	$2,171	$5,433	$19,331	$2,312	$9,248
Plus: Non-GAAP Platform Direct Media Cost (unaudited)	2,143	19,599	54,685	6,750	$26,022

Platform Direct Spend (unaudited)	$4,314	$25,032	$74,016	$9,062	$35,270

Platform Services Spend (unaudited)	$13,488	$28,726	$37,883	$7,268	$12,778

Total Spend (unaudited)	$17,802	$53,758	$111,899	$16,330	$48,048

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have presented Adjusted EBITDA, a non-GAAP financial measure. Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense, net, provision for income tax, depreciation and amortization expense excluding amortization of internal use software development costs, stock-based compensation expense and change in fair value of convertible preferred stock warrant liability. We have provided below a reconciliation of Adjusted EBITDA to net loss the most directly comparable GAAP financial measure. We have presented Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:

•

although depreciation and amortization expense (excluding amortization of internal use software development costs) are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA does not reflect: (1) changes in, or cash requirements for, our working capital needs; (2) the potentially dilutive impact of stock-based compensation; or (3) tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA along with other GAAP-based financial performance measures, including various cash flow metrics, loss, and our GAAP financial results. The following table presents a reconciliation of Adjusted EBITDA to net loss for each of the periods indicated:

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
	(in thousands)
Net loss	$(4,093)	$(3,565)	$(7,411)	$(1,904)	$(767)
Interest expense, net	72	232	169	48	41
Provision for income taxes	1	94	60	14	45
Depreciation and amortization expense, excluding amortization of internal use software development costs	99	89	232	32	90
Stock-based compensation expense	133	430	761	102	416
Change in fair value of convertible preferred stock warrant liability	11	154	388	(1)	281

Adjusted EBITDA (unaudited)	$(3,777)	$(2,566)	$(5,801)	$(1,709)	$106

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes to consolidated financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

TubeMogul is an enterprise software company for digital branding. By reducing complexity, improving transparency and leveraging real-time data, our platform enables advertisers to gain greater control of their digital video advertising spend and achieve their brand advertising objectives.

Our customers plan, buy, measure and optimize their global digital video advertising spend from our self-serve platform. By integrating programmatic technologies and disparate sources of inventory within a single platform, we enable our customers to launch sophisticated, scalable digital video advertising campaigns — onto any digital device — within minutes. Brands use our platform to verify the success and impact of their digital video advertising campaigns by measuring the audience reached by the campaign, how the audience interacted with their advertisements and the impact the campaign had on the consumer’s perception of the brand. Our platform uses these real-time insights to dynamically optimize spend across digital sources of inventory including digital ad exchanges, supply-side platforms, private marketplaces, ad networks and direct premium publishers. Our platform measures key brand advertising metrics including brand lift, as measured by integrated brand surveys, as well as GRPs and engagement.

We make our platform available through two offerings: Platform Direct, which allows advertisers to continuously run campaigns through a self-serve model, and Platform Services, which allows advertisers to specify campaign objectives and have our team execute on their behalf using our platform.

Our Platform Direct offering allows advertisers to run self-serve campaigns eliminating the often complex and inefficient RFP process through which digital media is typically bought. Platform Direct customers enter into master service agreements with us that enable them to execute all of their campaigns under the agreement without the need for campaign-by-campaign insertion orders, or IOs. We generate Platform Direct revenue by charging our customers a utilization fee that is a percentage of media spend as well as fees for additional features offered through our platform. Because Platform Direct customers have control of the media purchasing decisions through our platform, our Platform Direct revenue is recognized on a net basis, meaning that it only includes our fees and not the cost of media purchased. The gross margin for our Platform Direct offering for the year ended December 31, 2013 was 95%.

Our Platform Services offering allows advertisers who continue to use a traditional RFP process to realize the benefits of our platform without needing to alter their purchasing process. Platform Services arrangements are generally in the form of discrete IOs which are negotiated on a campaign-by-campaign basis. We generate Platform Services revenue by delivering digital video advertisements based upon our customer’s campaign specifications. Our Platform Services revenue is recognized on a gross basis, meaning that it includes the cost of the media purchased. The gross margin for our Platform Services offering for the year ended December 31, 2013 was 51%.

We believe customers value both our Platform Direct and our Platform Services offerings as Total Spend through our platform has increased from $17.8 million for the year ended December 31, 2011 to $111.9 million for the year ended December 31, 2013, representing a compound annual growth rate, or CAGR, of 151%. Total Spend through our platform increased from $16.3 million for the three months ended March 31, 2013 to $48.0 million for the three months ended March 31, 2014, representing period-over-period growth of 194%. We define Total Spend as the aggregate gross dollar volume that our Platform Direct customers and Platform Services customers spend through our platform, which includes media purchases and our fees. We actively engage with our Platform Services customers to educate them about the benefits of migrating to our Platform Direct offering.

We consider our global capabilities to be a competitive differentiator to global brands and agencies. Campaigns can be executed through our platform in over 70 countries using a single integrated workflow. During 2013, we executed campaigns in over 35 countries and generated 33% of our revenue from customers with billing addresses outside of the United States. For financial information about our geographic areas, please see Note 11 of the notes to our consolidated financial statements appearing elsewhere in this prospectus.

We were incorporated in California in 2007 and reincorporated in Delaware in March 2014. We initially developed video content syndication and video analytics software for publishers and launched our advertiser-focused platform in 2011. For the years ended December 31, 2012 and 2013, our revenue increased from $34.2 million to $57.2 million, and for the three months ended March 31, 2013 and 2014, our revenue increased from $9.6 million to $22.0 million. For the years ended December 31, 2012 and 2013, our gross margin increased from 52% to 66%, and for the three months ended March 31, 2013 and 2014, our gross margin increased from 65% to 72%. We also had net losses of $3.6 million, $7.4 million, $1.9 million and $0.8 million for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively.

Key Operating and Financial Performance Metrics

To help us monitor the overall performance of our business and identify trends, we evaluate the following key metrics: Total Spend, Platform Direct Spend, revenue, gross profit, gross margin, Adjusted EBITDA, and Number of Platform Direct Clients. Total Spend, Platform Direct Spend Adjusted EBITDA and Number of Platform Direct Clients are discussed immediately following the table below. Revenue, gross profit and gross margin are further discussed under the headings “Components of our Results of Operations.”

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
	(in thousands, except percentages and clients)
Key Metrics
Platform Direct Spend (unaudited)	$4,314	$25,032	$74,016	$9,062	$35,270
Platform Services Spend (unaudited)	13,488	28,726	37,883	7,268	12,778

Total Spend (unaudited)	$17,802	$53,758	$111,899	$16,330	$48,048

Platform Direct revenue	$2,171	$5,433	$19,331	$2,312	$9,248
Platform Services revenue	13,488	28,726	37,883	7,268	12,778

Total revenue	$15,659	$34,159	$57,214	$9,580	$22,026

Gross profit	$7,445	$17,785	$37,516	$6,188	$15,811
Gross margin	48%	52%	66%	65%	72%
Adjusted EBITDA (unaudited)	$(3,777)	$(2,566)	$(5,801)	$(1,709)	$106
Number of Platform Direct Clients (unaudited)	25	86	208	110	242

Total Spend and Platform Direct Spend

For purposes of calculating Total Spend and Platform Direct Spend, we define spend as the aggregate gross dollar volume that our customers spend through our platform, which includes cost of media purchases and our fees. Platform Direct Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the spend through our Platform Direct offering. Platform Services Spend equals our Platform Services revenue. Total Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the sum of Platform Direct Spend and Platform Services Spend. We believe Platform Direct Spend and Total Spend are meaningful measures of our operating performance because our ability to generate increases in Platform Direct Spend and Total Spend are strongly correlated to our ability to generate increases in Platform Direct revenue and revenue, respectively. Platform Direct Spend and Total Spend are used by our management and board of directors to understand our business and make operating decisions. A limitation of each of Platform Direct Spend and Total Spend is that each is a measure that we have defined for internal purposes that may be unique to us, and therefore it may not enhance the comparability of our results to other companies in our industry that have similar business arrangements but present the impact of media costs differently. Because of these limitations you should consider Platform Direct Spend and Total Spend along with the corresponding GAAP-based measures. Please see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” for information regarding the limitations of using these measures and for reconciliations of these measures to Platform Direct revenue and revenue, the most directly comparable financial measures calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense, net, provision for income tax, depreciation and amortization expense excluding amortization of internal use software development costs, stock-based compensation expense and change in fair value of convertible preferred stock warrant liability. Adjusted EBITDA is a key measure used by our management and the board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operating plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information in understanding and evaluating our operating results in the same manner as our management and our board of directors. Please see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” for information regarding the limitations of using Adjusted EBITDA as a financial measure and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

Number of Platform Direct Clients

We define a Platform Direct Client as a customer that had total aggregate spend of at least $10,000 through our platform during the previous twelve months. For purposes of this definition, all branches or divisions of a customer that operate under its contract with us are considered a single Platform Direct Client. In a limited number of instances in any period, branches or divisions of an advertiser that operate under distinct contracts are each considered a separate Platform Direct Client. For example, of our 208 Platform Direct Clients in 2013, 19 represented distinct operations of six global companies, primarily advertising agencies, based in different jurisdictions and with respect to which we have negotiated and manage separate contractual relationships. We believe that our total number of Platform Direct Clients is an important measure of our ability to increase revenue and the effectiveness of our sales force.

Platform Direct Cohort Spend

In order to analyze the contribution to the growth of our business driven by the increase in spend from pre-existing Platform Direct customers, we measure Platform Direct Spend for the set of customers, or Cohort, that commenced spending on our Platform Direct offering in a specific year relative to subsequent periods. As illustrated in the following tables, the spend from our 2011 and 2012 Cohorts has increased over subsequent periods. For 2013, the 2011 Cohort contributed 45% of Platform Direct Spend, the 2012 Cohort contributed 25% and the 2013 Cohort contributed 30%. For 2012, the 2011 Cohort contributed 71% of Platform Direct Spend, and the 2012 Cohort contributed 29%. We believe that this analysis is helpful in understanding our business.

				2011-2012		2012-2013
	Twelve Months Ended December 31,				% of Total Platform Direct Spend		% of Total Platform Direct Spend
Cohort (1)	2011	2012	2013	% Change		% Change
	(in thousands except percentages)
Customers First Spent 2011	$2,552	$17,170	$32,833	573%	71%	91%	45%
Customers First Spent 2012	NA	6,847	18,456	NA	29%	170%	25%
Customers First Spent 2013	NA	NA	22,189	NA	NA	NA	30%

Total	$2,552	$24,017	$73,478	841%	100%	206%	100%

(1)	Does not include revenue, which equals spend, from our video syndication software offering, a legacy technology which is not part of our digital video advertising spend platform. Customers who use this software are generally not customers for our Platform Direct and Platform Services offerings. We believe that excluding such revenue from the cohort analysis presents a more accurate basis for comparing results across the periods presented.

Factors Affecting Our Performance

We believe that the continued growth and future success of our business depend on various opportunities, challenges and other factors, including the following:

Retention of and Growth in Spend by Existing Customers

Our future revenue is dependent upon our ability to retain our existing customers and to gain a larger amount of their advertising spend through both our Platform Direct and Platform Services offerings. In particular, our recent growth in Total Spend has been driven by an increase in spend by our existing Platform Direct customers. Of our 25 largest Platform Direct Clients by Platform Direct Spend in 2012, 23 or 92% were also Platform Direct Clients in 2013. Of our 50 largest Platform Direct Clients by Platform Direct Spend in 2012, 44 or 88% were also Platform Direct Clients in 2013. For 2013, 70% of our Platform Direct Spend was from customers that first transacted through our Platform Direct offering in 2011 or 2012.

New Customers

Our future revenue growth is dependent upon our ability to continue to attract new customers, particularly new Platform Direct Clients. We added 150 new Platform Direct Clients between December 31, 2012 and December 31, 2013.

Customer Transition from Platform Services to Platform Direct

Our sales strategy is to educate our customers about the benefits of shifting from Platform Services, where purchases are made on a campaign-by-campaign basis, to Platform Direct, where customers are able to consolidate their video advertising spend through one solution on a self-serve basis. Our future performance will be impacted by our ability to continue to convince customers to shift to our Platform Direct offering. The growth in the proportion of our Total Spend represented by Platform Direct Spend is an indicator of our ability to convince customers to shift from Platform Services to our Platform Direct offering.

Sales Leverage Improvement

Our ability to increase our revenue without a commensurate increase in our sales and marketing expenses depends on the adoption of our Platform Direct offering. After our customers first transact through our Platform Direct offering, they have generally increased their spend through our platform without significant follow-on sales expense.

Investment in Growth

We plan to continue to invest for long-term growth. We anticipate that our operating expenses will increase in the foreseeable future as we invest in research and development to enhance our platform, in sales and marketing primarily to acquire new customers and general and administrative expenses to support our growth. We believe that these investments will contribute to our long-term growth, although they will adversely affect our results of operations in the near term. In addition, the timing of these investments can result in fluctuations in our annual and quarterly operating results.

Market Growth

We expect to benefit from the continued growth in the digital video advertising market but any material change in the growth rate of this market could affect our performance. The growth of such market may be adversely impacted by a variety of factors including any delays in the shift of video advertising spend from traditional TV to digital channels. In addition, advertising spend is closely tied to the performance of the economy and a downturn in economic conditions could adversely affect the overall advertising market and our operating results.

Revenue Growth from Additional Media Markets

In 2011, 2012 and 2013, approximately 99%, 95% and 95% of our revenue, respectively, came from advertising served to personal computer users. Our future performance will be dependent in part upon the continued growth of digital video channels, including mobile video, connected TV, social video and TV formats such as video on demand, and upon our ability to grow our revenue in these channels. Accordingly, our business and operating results will be significantly affected by our ability to timely enhance our platform to address these emerging segments of the digital video advertising market and the speed with which advertisers adopt these channels to conduct their advertising campaigns. Revenue from these other digital video channels was not material in 2011, 2012 or 2013.

Components of Our Results of Operations

Revenue

We generate revenue from our Platform Direct customers from fees based on a percentage of their media spend through our platform as well as from fees for additional services such as audience targeting data, ad serving, brand safety, topic targeting and other reporting related services that we offer. We generate revenue from our Platform Services customers by delivering digital video advertisements based upon a pre-agreed set of fixed objectives with an advertiser or agency. Our Platform Services business is generally priced based upon a cost per thousand impressions, or CPM, or based upon specific campaign specifications such as number of engagements, completed views or on-target impressions.

Cost of Revenue

Cost of revenue is comprised primarily of media costs. Media costs consist of advertising impressions we purchase from advertising sources of inventory in connection with our Platform Services offering. We typically pay for these impressions on a CPM basis. Cost of revenue also includes technical infrastructure costs which include the cost of internal and third-party servers and related services, internet access costs and amortization of internal use software development costs on revenue-producing technologies. Technical infrastructure costs represented 5% of our cost of revenue for the year ended December 31, 2013. After giving effect to the allocation of these costs between our Platform Direct revenue (in respect of which it is the largest component of cost of revenue) and Platform Services revenue based upon the amount of media purchases through each service, our gross margin for Platform Direct revenue and Platform Services revenue was 95% and 51%, respectively, for the year ended December 31, 2013. We anticipate that cost of revenue will increase in absolute dollars as our revenue increases, but will decrease as a percentage of revenue as our Platform Direct revenue increases as a percentage of our total revenue. We also expect that over time our Platform Services gross margins will decrease and our Platform Direct gross margins will remain relatively stable.

In our Platform Services arrangements, we generally enter into binding IOs with fixed price commitments which are determined prior to the launch of an advertising campaign. To fulfill these commitments, we purchase advertising inventory on a real-time basis during the course of the advertising campaign period, which may be weeks or months. As a result, we are exposed to market risk that the cost of such inventory to us may be greater than we expected when we entered into the IO or we may benefit from market prices being less than we expected, either of which impact our media costs as a percentage of revenue.

Operating Expenses

We classify our operating expenses into three categories: research and development, sales and marketing and general and administrative. Our operating expenses consist primarily of personnel costs, professional fees and facilities costs. Personnel costs include salaries, bonuses and commissions for sales personnel, stock-based compensation expense and employee benefit costs.

Our research and development expenses consist primarily of personnel costs outsourced engineering costs associated with the ongoing maintenance and development of our platform and related technologies, allocated technical infrastructure costs directly related to research and development activities, such as testing, and other operating costs allocable to engineering activities. We believe that continued investment in our platform is critical to achieving our objectives, and we expect research and development expenses to continue to increase over time.

Our sales and marketing expenses consist primarily of personnel costs, including operations personnel costs allocable to sales and marketing activities, outsourced sales and marketing activities, brand marketing, trade shows, travel and entertainment, and marketing collateral. In order to increase our share of video advertising spend, we expect sales and marketing expenses to continue to increase in future periods.

Our general and administrative expenses consist primarily of personnel costs, associated with our executive, finance, human resources, legal and other administrative personnel, and also include accounting, legal and other professional service fees, facility costs, bad debt expense, depreciation expense and other corporate expenses. We expect to continue to invest in our corporate infrastructure and incur further expenses related to being a public company, including increased accounting and legal costs, investor relations costs, increased insurance premiums and other compliance costs associated with Section 404 of the Sarbanes-Oxley Act. As a result, we anticipate that general and administrative expenses will increase in future periods.

Other Expense, Net

Interest expense, net is related to our term debt and line of credit, offset in 2012 by immaterial interest income resulting from our short-term investment in marketable securities. Interest expense is expected to fluctuate as we draw on or pay down our line of credit and term debt.

Change in fair value of convertible preferred stock warrant liability is related to a mark to market adjustment associated with a warrant to purchase our preferred stock. In connection with the closing of this offering, the warrant will automatically be converted into shares of common stock, and we will no longer be required to re-measure the value of the warrant.

Foreign currency translation loss consists of gains and losses on foreign currency translation. We have foreign currency exposure related to our accounts receivable that are denominated in currencies other than the U.S. dollar, principally the British pound, Canadian dollar, Euro and Australian dollar. To the extent that our revenue from international operations increases and the scope of our international operations grows, our operating results will become more susceptible to changes in foreign currency rates.

Provision for Income Taxes

Provision for income taxes consists primarily of federal and state income taxes in the United States and income taxes in foreign jurisdictions in which we conduct business. Due to uncertainty as to the realization of benefits from our deferred tax assets, including net operating loss carry forwards, research and development and other tax credits, we have a full valuation allowance reserved against such assets. We expect to maintain this full valuation allowance in the near term.

Results of Operations

The following table sets forth our consolidated results of operations and our consolidated results of operations as a percentage of total revenue for the periods presented.

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
				(unaudited)
Consolidated Statement of Operations Data:
Revenue:
Platform Direct	$2,171	$5,433	$19,331	$2,312	$9,248
Platform Services	13,488	28,726	37,883	7,268	12,778

Total revenue	15,659	34,159	57,214	9,580	22,026

Cost of revenue	8,214	16,374	19,698	3,392	6,215

Gross profit	7,445	17,785	37,516	6,188	15,811

Operating expenses:
Research and development (1)	3,797	7,364	11,837	2,346	3,808
Sales and marketing (1)	5,340	10,384	21,378	4,116	7,929
General and administrative (1)	2,294	4,931	10,477	1,475	4,438

Total operating expenses	11,431	22,679	43,692	7,937	16,175

Gain on sale of InPlay	—	1,950	—	—	—

Loss from operations	(3,986)	(2,944)	(6,176)	(1,749)	(364)

Other expense, net:
Interest expense, net	(72)	(232)	(169)	(48)	(41)
Change in fair value of convertible preferred stock warrant liability	(11)	(154)	(388)	1	(281)
Foreign exchange loss	(23)	(141)	(618)	(94)	(36)

Other expense, net	(106)	(527)	(1,175)	(141)	(358)

Net loss before income taxes	(4,092)	(3,471)	(7,351)	(1,890)	(722)
Provision for income taxes	(1)	(94)	(60)	(14)	(45)

Net loss	$(4,093)	$(3,565)	$(7,411)	$(1,904)	$(767)

(1)	Stock-based compensation expense included above was as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
				(unaudited)
Research and development	$50	$159	$206	$23	$102
Sales and marketing	72	92	230	28	140
General and administrative	11	179	325	51	174

Total stock-based compensation	$133	$430	$761	$102	$416

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
Consolidated Statement of Operations Data:
Revenue:
Platform Direct	14%	16%	34%	24%	42%
Platform Services	86	84	66	76	58

Total revenue	100	100	100	100	100

Cost of revenue	52	48	34	35	28

Gross margin	48	52	66	65	72

Operating expenses:
Research and development	24	22	21	24	17
Sales and marketing	34	30	37	43	36
General and administrative	15	14	18	15	20

Total operating expenses	73	66	76	82	73

Gain on sale of InPlay	—	6	—	—	—

Loss from operations	(25)	(8)	(10)	(17)	(1)

Other expense, net:
Interest expense, net	(1)	(1)	(0)	(1)	(0)
Change in fair value of convertible preferred stock warrant liability	(0)	(0)	(1)	0	(2)
Foreign exchange loss	(0)	(0)	(1)	(1)	(0)

Other expense, net	(1)	(1)	(2)	(2)	(2)

Net loss before income taxes	(26)	(9)	(12)	(19)	(3)
Provision for income taxes	(0)	(0)	(0)	(0)	(0)

Net loss	(26)%	(9)%	(12)%	(19)%	(3)%

Comparison of the Three Months Ended March 31, 2013 and 2014

Revenue

	Three Months Ended March 31,
	2013	2014	$ Change	% Change
	(in thousands, except percentages)
	(unaudited)
Platform Direct	$2,312	$9,248	$6,936	300%
Platform Services	7,268	12,778	5,510	76%

Total revenue	$9,580	$22,026	$12,446	130%

Revenue increased $12.4 million, or 130%, during the three months ended March 31, 2014 compared to the three months ended March 31, 2013. Platform Direct revenue increased $6.9 million, or 300%, during the three months ended March 31, 2014 compared to the three months ended March 31, 2013. Platform Direct revenue from Platform Direct customers who were customers as of March 31, 2013 contributed $2.0 million of the growth. Platform Direct revenue from Platform Direct customers who were new customers since March 31, 2013 contributed $4.9 million of the growth. The 76% increase in Platform Services revenue from $7.3 million during the three months ended March 31, 2013 to $12.8 million during the three months ended March 31, 2014 was primarily due to $3.4 million in revenue from customers who spent with us during the three months ended March 31, 2014 that did not spend with us during the three months ended March 31, 2013, and a $2.1 million increase in revenue from customers that spent with us in both the three months ended March 31, 2014 and the three months ended March 31, 2013.

Cost of Revenue, Gross Profit and Gross Margin

	Three Months Ended March 31,
	2013	2014	$ Change	% Change
	(in thousands, except percentages)
	(unaudited)
Cost of revenue	$3,392	$6,215	$2,823	83%
Gross profit	6,188	15,811	9,623	156%
Gross margin	65%	72%

Cost of revenue increased $2.8 million, or 83%, during the three months ended March 31, 2014 compared to the three months ended March 31, 2013. This increase was due to a $2.7 million increase in media costs associated with the growth in Platform Services revenue. Technical infrastructure costs increased to $0.4 million for the three months ended March 31, 2014 from $0.3 million for the three months ended March 31, 2013. After giving effect to the allocation of these technical infrastructure costs between Platform Direct revenue and Platform Services revenue, gross profit from Platform Direct and Platform Services revenue increased from $2.1 million and $4.1 million for the three months ended March 31, 2013 to $8.9 million and $6.9 million for the three months ended March 31, 2014, respectively. Gross margin increased to 72% for the three months ended March 31, 2014 compared to 65% for the three months ended March 31, 2013, primarily due to Platform Direct revenue having grown to 42% of total revenue as compared to 24% in the comparable period.

Research and Development

	Three Months Ended March 31,
	2013	2014	$ Change	% Change
	(in thousands, except percentages)
	(unaudited)
Research and development	$2,346	$3,808	$1,462	62%
Percent of revenue	24%	17%

Research and development expense increased by $1.5 million, or 62%, during the three months ended March 31, 2014 compared to the three months ended March 31, 2013. The increase was primarily due to an increase in personnel costs of $1.4 million and additional technical infrastructure costs of $0.1 million. The increase in personnel costs was primarily due to an increase in headcount, which reflected our continued investment in hiring technical personnel, including engineers, to maintain our platform and support our research and development efforts. The increase in technical infrastructure costs was attributable to increased costs of third-party data center operations, hosting and ad server management and bandwidth costs necessary to support our increased research and development related activities.

Sales and Marketing

	Three Months Ended March 31,
	2013	2014	$ Change	% Change
	(in thousands, except percentages)
	(unaudited)
Sales and marketing	$4,116	$7,929	$3,813	93%
Percent of revenue	43%	36%

Sales and marketing expense increased by $3.8 million, or 93%, during the three months ended March 31, 2014 compared to the three months ended March 31, 2013. The increase was primarily due to an increase in personnel costs of $3.1 million, including a $1.1 million increase in sales commissions, an increase in marketing expenses of $0.3 million and an increase in travel and entertainment expense of $0.3 million. The increase in personnel costs was primarily due to an increase in sales and marketing headcount during 2013.

General and Administrative

	Three Months Ended March 31,
	2013	2014	$ Change	% Change
	(in thousands, except percentages)
	(unaudited)
General and administrative	$1,475	$4,438	$2,963	201%
Percent of revenue	15%	20%

General and administrative expense increased by $3.0 million, or 201%, during the three months ended March 31, 2014 compared to the three months ended March 31, 2013. The increase was primarily due to an increase in personnel costs of $1.0 million related to an increase in headcount to support our growth, an increase in facility costs of $0.5 million as we opened new offices and expanded some of our existing facilities to accommodate our increase in personnel, an increase in recruiting expense of $0.1 million, an increase in professional fees of $0.7 million due to increased legal, accounting and audit services, an increase in travel and entertainment of $0.3 million and an increase in bad debt expense of $0.3 million.

Other Expenses, Net

The increase in other expenses, net was primarily due to a change in fair value of our convertible preferred stock warrant liability.

Provision for Income Taxes

Our provision for income taxes for the three months ended March 31, 2013 and 2014 primarily relates to taxes due in foreign jurisdictions.

Comparison of the Years Ended December 31, 2012 and 2013

Revenue

	Year Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands, except percentages)
Platform Direct	$5,433	$19,331	$13,898	256%
Platform Services	28,726	37,883	9,157	32%

Total revenue	$34,159	$57,214	$23,055	67%

Revenue increased $23.1 million, or 67%, during 2013 compared to 2012. Platform Direct revenue increased $13.9 million, or 256%, during 2013 compared to 2012. Platform Direct revenue from Platform Direct customers who first spent with us in 2011 and 2012 contributed $7.8 million of the growth. Platform Direct customers who first spent with us in 2013 contributed $6.5 million of the growth. These Platform Direct revenue increases were partially offset by a decline in revenue from our legacy video syndication technology of $0.4 million. Platform Services revenue increased $9.2 million, or 32%, during 2013 compared to 2012. The increase in Platform Services revenue was primarily due to $9.2 million in revenue from customers who spent with us during 2013 that did not spend with us during 2012.

Cost of Revenue, Gross Profit and Gross Margin

	Year Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands, except percentages)
Cost of revenue	$16,374	$19,698	$3,324	20%
Gross profit	17,785	37,516	19,731	111%
Gross margin	52%	66%

Cost of revenue increased $3.3 million, or 20%, during 2013 compared to 2012. This increase was due to a $3.3 million increase in media costs associated with the growth in Platform Services revenue. Technical infrastructure costs were relatively unchanged at $1.1 million for 2012 compared to $1.0 million for 2013. After giving effect to the allocation of these technical infrastructure costs between Platform Direct revenue and Platform Services revenue, gross profit from Platform Direct and Platform Services revenue increased from $4.8 million and $13.0 million for 2012 to $18.4 million and $19.1 million for 2013, respectively. Gross margin increased to 66% for 2013 compared to 52% for 2012, primarily due to Platform Direct revenue having grown to 34% of total revenue as compared to 16% in the comparable period.

Research and Development

	Year Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands, except percentages)
Research and development	$7,364	$11,837	$4,473	61%
Percent of revenue	22%	21%

Research and development expense increased by $4.5 million, or 61%, during 2013 compared to 2012. The increase was primarily due to an increase in personnel costs of $3.4 million and additional technical infrastructure costs of $1.4 million. The increase in personnel costs was primarily due to an increase in headcount, which reflected our continued investment in hiring technical personnel, including engineers, to maintain our platform and support our research and development efforts. The increase in technical infrastructure costs was attributable to increased costs of third-party data center operations, hosting and ad server management and bandwidth costs necessary to support our increased research and development related activities. We capitalized $0.5 million of internally developed software costs in 2013. No such costs were capitalized in 2012.

Sales and Marketing

	Year Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands, except percentages)
Sales and marketing	$10,384	$21,378	$10,994	106%
Percent of revenue	30%	37%

Sales and marketing expense increased by $11.0 million, or 106%, during 2013 compared to 2012. The increase was primarily due to an increase in personnel costs of $8.2 million, including a $2.0 million increase in sales commissions, and an increase in marketing expenses of $2.8 million. The increase in personnel costs was primarily due to an increase in sales and marketing headcount during 2013.

General and Administrative

	Year Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands, except percentages)
General and administrative	$4,931	$10,477	$5,546	112%
Percent of revenue	14%	18%

General and administrative expense increased by $5.5 million, or 112%, during 2013 compared to 2012. The increase was primarily due to an increase in personnel costs of $2.4 million related to an increase in headcount to support our growth, an increase in facility costs of $1.8 million as we opened new offices and expanded some of our existing facilities to accommodate our increase in personnel, an increase in professional fees of $1.0 million due to increased legal, accounting and audit services and an increase in bad debt expense of $0.3 million.

Gain on Sale of InPlay

In 2012, we sold InPlay, our publisher analytics tool, for $1.95 million.

Other Expenses, Net

The increase in other expenses, net was primarily due to a loss on foreign currency translations due to the impact of foreign currency exchange rate fluctuations on our higher outstanding balance of foreign currency accounts receivable.

Provision for Income Taxes

Our provision for income taxes for 2012 and 2013 primarily relates to taxes due in foreign jurisdictions.

Comparison of the Years Ended December 31, 2011 and 2012

Revenue

	Year Ended December 31,
	2011	2012	$ Change	% Change
	(in thousands, except percentages)
Platform Direct	$2,171	$5,433	$3,262	150%
Platform Services	13,488	28,726	15,238	113%

Total revenue	$15,659	$34,159	$18,500	118%

Revenue increased $18.5 million, or 118%, during 2012 compared to 2011. Platform Direct revenue increased $3.3 million, or 150%, during 2012 compared to 2011. Platform Direct revenue from Platform Direct customers who first spent with us in 2011 contributed $2.2 million of the growth. Platform Direct customers who first spent with us in 2012 contributed $1.8 million of our growth. These Platform Direct revenue increases were partially offset by a decline in revenue from our legacy video syndication technology of $0.7 million. Platform Services revenue increased $15.2 million, or 113%, during 2012 compared to 2011. The increase in Platform Services revenue was primarily due to a $9.0 million increase in revenue from customers that spent with us during 2012 that did not spend with us during 2011, and a $6.2 million increase in revenue from customers that spent with us during 2011 and 2012.

Cost of Revenue, Gross Profit and Gross Margin

	Year Ended December 31,
	2011	2012	$ Change	% Change
	(in thousands, except percentages)
Cost of revenue	$8,214	$16,374	$8,160	99%
Gross profit	7,445	17,785	10,340	139%
Gross margin	48%	52%

Cost of revenue increased $8.2 million, or 99%, during 2012 compared to 2011. This increase was primarily due to $8.2 million increase in media costs associated with the growth in Platform Services revenue. Technical infrastructure costs were relatively unchanged at $1.2 million for 2011 compared to $1.1 million, or 7% of our cost of revenue for 2012. After giving effect to the allocation of these technical infrastructure costs between Platform Direct revenue and Platform Services revenue, gross profit from Platform Direct and Platform Services revenue increased from $2.0 million and $5.4 million for 2011 to $4.8 million and $13.0 million for 2012, respectively. Gross margin increased to 52% for 2012 compared to 48% for 2011 primarily due to Platform Direct revenue having grown to 16% of total revenue as compared to 14% in the prior period.

Research and Development

	Year Ended December 31,
	2011	2012	$ Change	% Change
	(in thousands, except percentages)
Research and development	$3,797	$7,364	$3,567	94%
Percent of revenue	24%	22%

Research and development expense increased by $3.6 million, or 94%, during 2012 compared to 2011. The increase was primarily due to an increase in technical infrastructure costs of $1.9 million and personnel costs of $1.7 million. The increase in personnel costs was primarily due to an increase in headcount, which reflected our continued investment in hiring technical personnel, including engineers, to maintain our platform and support our research and development efforts. The increase in technical infrastructure costs was attributable to increased costs of third-party data center operations, hosting and ad server management and bandwidth costs, necessary to support our increased research and development related activities.

Sales and Marketing

	Year Ended December 31,
	2011	2012	$ Change	% Change
	(in thousands, except percentages)
Sales and marketing	$5,340	$10,384	$5,044	94%
Percent of revenue	34%	30%

Sales and marketing expense increased by $5 million, or 94%, during 2012 compared to 2011. The increase was primarily due to an increase in personnel costs of $3.4 million resulting from an increase in headcount and to a lesser degree, an increase in sales commissions due to our 118% increase in revenue. This increase also included an increase in marketing expenses of $1.2 million, primarily due to costs associated with increased tradeshow sponsorships and other marketing activities.

General and Administrative

	Year Ended December 31,
	2011	2012	$ Change	% Change
	(in thousands, except percentages)
General and administrative	$2,294	$4,931	$2,637	115%
Percent of revenue	15%	14%

General and administrative expense increased by $2.6 million, or 115%, during 2012 compared to 2011. The increase was primarily due to an increase in personnel costs of $1.4 million related to our increase in headcount to support our growth and an increase in facilities costs of $0.6 million as we opened new offices and expanded some of our existing facilities to accommodate our increase in personnel.

Gain on Sale of InPlay

In 2012, we sold InPlay, our publisher analytics tool, for $1.95 million.

Other Expenses, Net

The increase in other expenses, net was primarily due to a loss on foreign currency translations due to the impact of foreign currency exchange rate fluctuations on our higher outstanding balance of foreign currency accounts receivable.

Provision for Income Taxes

Our provision for income taxes for 2011 and 2012 primarily relates to taxes due in foreign jurisdictions.

Quarterly Results of Operations and Key Metrics

Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly consolidated statements of operations data in dollars and as a percentage of total revenue, unless otherwise noted, for each of the nine quarters in the period ended March 31, 2014. We have prepared the quarterly consolidated statements of operations data on a basis consistent with the audited financial statements included elsewhere in this prospectus. In the opinion of management, the financial information in these tables reflects all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period.

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(unaudited, in thousands)
Consolidated Statement of Operations Data:
Revenue:
Platform Direct	$618	$1,240	$1,305	$2,270	$2,312	$3,976	$4,649	$8,394	$9,248
Platform Service	4,050	5,477	7,669	11,530	7,268	8,665	8,304	13,646	12,778

Total Revenue	4,668	6,717	8,974	13,800	9,580	12,641	12,953	22,040	22,026

Cost of revenue	2,386	3,132	4,320	6,536	3,392	4,288	4,487	7,531	6,215

Gross profit	2,282	3,585	4,654	7,264	6,188	8,353	8,466	14,509	15,811

Operating expenses:
Research and development(1)	1,289	1,530	2,261	2,284	2,346	2,804	3,204	3,483	3,808
Sales and marketing(1)	1,934	2,378	2,621	3,451	4,116	5,301	5,231	6,730	7,929
General and administrative(1)	866	1,207	1,216	1,642	1,475	2,352	3,097	3,553	4,438

Total operating expenses	4,089	5,115	6,098	7,377	7,937	10,457	11,532	13,766	16,175

Gain on sale of InPlay	1,600	—	200	150	—	—	—	—	—

Income (loss) from operations	(207)	(1,530)	(1,244)	37	(1,749)	(2,104)	(3,066)	743	(364)

Other income (expense), net:
Interest expense, net	(47)	(21)	(61)	(103)	(48)	(45)	(41)	(35)	(41)
Change in fair value of convertible preferred stock warrant liability	(28)	(42)	(42)	(42)	1	(20)	(36)	(333)	(281)
Foreign exchange gain (loss)	(18)	(107)	1	(17)	(94)	(417)	165	(272)	(36)

Other income (expense), net	(93)	(170)	(102)	(162)	(141)	(482)	88	(640)	(358)

Net income (loss) before income taxes	(300)	(1,700)	(1,346)	(125)	(1,890)	(2,586)	(2,978)	103	(722)
Provision for income taxes	(4)	(23)	(32)	(35)	(14)	(20)	(34)	8	(45)

Net income (loss)	$(304)	$(1,723)	$(1,378)	$(160)	$(1,904)	$(2,606)	$(3,012)	$111	$(767)

(1)	Stock-based compensation expense included above was as follows:

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(unaudited, in thousands)
Research and development	$15	$37	$42	$65	$23	$27	$46	$110	$102
Sales and marketing	8	21	25	38	28	35	88	79	140
General and administrative	7	40	48	84	51	67	79	128	174

Total stock-based compensation	$30	$98	$115	$187	$102	$129	$213	$317	$416

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(unaudited)
Consolidated Statement of Operations Data:
Revenue:
Platform Direct	13%	18%	15%	16%	24%	31%	36%	38%	42%
Platform Service	87	82	85	84	76	69	64	62	58

Total Revenue	100	100	100	100	100	100	100	100	100

Cost of revenue	51	47	48	47	35	34	35	34	28

Gross margin	49	53	52	53	65	66	65	66	72

Operating expenses:
Research and development	28	23	25	17	24	22	25	16	17
Sales and marketing	41	35	29	25	43	42	40	31	36
General and administrative	19	18	14	12	15	19	24	16	20

Total operating expenses	88	76	68	54	82	83	89	63	73

Gain on sale of InPlay	34	0	2	1	—	—	—	—	—

Income (loss) from operations	(5)	(23)	(14)	0	(17)	(17)	(24)	3	(1)

Other income (expense), net:
Interest expense, net	(1)	(0)	(1)	(1)	(1)	(0)	(0)	(0)	(0)
Change in fair value of convertible preferred stock warrant liability	(1)	(1)	(0)	(0)	0	(0)	(0)	(2)	(2)
Foreign exchange gain (loss)	(0)	(2)	0	(0)	(1)	(3)	1	(1)	(0)

Other income (expense) net	(2)	(3)	(1)	(1)	(2)	(3)	1	(3)	(2)

Net income (loss) before income taxes	(7)	(26)	(15)	(1)	(19)	(20)	(23)	0	(3)
Provision for income taxes	(0)	0	0	(0)	0	0	0	0	(0)

Net Income (loss)	(7)%	(26)%	(15)%	(1)%	(19)%	(20)%	(23)%	0%	(3)%

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(unaudited)
	(in thousands, except for clients)
Key Metrics(1)
Platform Direct Spend(2)	$2,420	$5,711	$5,467	$11,434	$9,062	$16,495	$17,362	$31,097	$35,270
Total Spend(2)	$6,470	$11,188	$13,136	$22,964	$16,330	$25,160	$25,666	$44,743	$48,048
Adjusted EBITDA(2)	$(172)	$(1,517)	$(1,106)	$229	$(1,709)	$(2,344)	$(2,617)	$869	$106
Number of Platform Direct Clients	35	54	67	86	110	143	165	208	242

(1)	For information on how we define these key metrics, please see “— Key Operating and Financial Performance Metrics” above.
(2)	For information regarding the limitations of using these measures please see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” above. Reconciliations of these non-GAAP financial measures to their most directly comparable financial measures calculated in accordance with GAAP appear on the next page.

The following tables present reconciliations of Platform Direct Spend and Total Spend to Platform Direct revenue and revenue, respectively, the most directly comparable financial measures calculated in accordance with GAAP for each of the periods indicated:

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(unaudited)
	(in thousands)
Platform Direct revenue	$618	$1,240	$1,305	$2,270	$2,312	$3,976	$4,649	$8,394	$9,248
Plus: Non-GAAP Platform Direct Media Cost	1,802	4,471	4,162	9,164	6,750	12,519	12,713	22,703	26,022

Platform Direct Spend	$2,420	$5,711	$5,467	$11,434	$9,062	$16,495	$17,362	$31,097	$35,270

Platform Services Spend	4,050	5,477	7,669	11,530	7,268	8,665	8,304	13,646	12,778

Total Spend	$6,470	$11,188	$13,136	$22,964	$16,330	$25,160	$25,666	$44,743	$48,048

The following table presents a reconciliation of net income (loss), the most comparable GAAP measure to Adjusted EBITDA for each of the periods indicated:

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(unaudited)
	(in thousands)
Net Income (loss)	$(304)	$(1,723)	$(1,378)	$(160)	$(1,904)	$(2,606)	$(3,012)	$111	$(767)
Interest expense, net	47	21	61	103	48	45	41	35	41
Provision for income taxes	4	23	32	35	14	20	34	(8)	45
Depreciation and amortization, excluding amortization of internal use software development costs	23	22	22	22	32	48	71	81	90
Stock-based compensation expense	30	98	115	187	102	129	213	317	416
Change in fair value of convertible preferred stock warrant liability	28	42	42	42	(1)	20	36	333	281

Adjusted EBITDA	$(172)	$(1,517)	$(1,106)	$229	$(1,709)	$(2,344)	$(2,617)	$869	$106

Quarterly Trends and Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, some of which our outside of our control. We have experienced rapid growth since the beginning of 2012 in our revenue and operating expenses. We continue to work on improving our technology and operational abilities to maximize our gross profit. This rapid growth has also led to fluctuations in our overall operating results from quarter to quarter due to changes in our investment in sales and marketing, research and development, increases in employee headcount and other operating activities. Our historical results should not be considered a reliable indicator of our future results of operations.

Our quarterly revenue increased quarter over quarter for each period presented, except for the three months ended March 31, 2013 and the three months ended March 31, 2014. The increases in quarterly revenue were driven by increases in both Platform Direct and Platform Services revenue, primarily due to increased spend from existing customers and an increased number of new customers. Our revenue has historically been subject to seasonality, with higher revenue in the three months ended December 31, when many advertisers spend the largest proportion of their advertising budgets in anticipation of the holiday shopping season, followed by a seasonal decrease in revenue in the three months ended March 31. Platform Direct revenue declined as a percentage of total revenue in the three months ended September 30, 2012 due to relatively high growth in Platform Services revenue during that period. We saw an increase in revenue for the three months ended December 31, 2012 due in part to greater spend in anticipation of the 2012 U.S. elections. This was followed by a seasonal decrease in revenue in the three months ended March 31, 2013. Our quarterly revenue for the three months ended March 31, 2014 decreased relative to our revenue for the three months ended December 31, 2013 due to a decrease in Platform Services revenue. Notwithstanding our historical seasonality, this was offset by an increase in Platform Direct revenue through our platform.

Our gross profit increased quarter over quarter for each period presented, except for the three months ended March 31, 2013, when our gross profit declined as a result of the decrease in Platform Direct revenue as compared to the revenue for the seasonally high quarter ended December 31, 2012. After giving effect to the allocation of technical infrastructure costs between Platform Direct revenue and Platform Services revenue, the increase in gross profit resulted from increases in gross profit from both Platform Direct and Platform Services, which increased from $0.5 million and $1.8 million for the quarter ended March 31, 2012 to $8.1 million and $6.4 million for the quarter ended December 31, 2013, respectively. For the quarter ended March 31, 2014, gross profit from Platform Direct increased to $8.9 million due to an increase in Platform Direct Spend and gross profit from Platform Services increased to $6.9 million primarily due to lower cost of media.

Our gross margin has increased over the periods presented as Platform Direct revenue has increased as a percentage of total revenue, but was lower during the three months ended September 30 and December 31, 2012 as Platform Direct revenue was lower as a percentage of total revenue in those quarters. For the three months ended September 30, 2013, gross margin declined primarily due to higher cost of revenue for Platform Services.

Our operating expenses increased during every quarter presented primarily due to increases in employee headcount, and expansion of our technical infrastructure. Our operating expenses as a percentage of revenue have varied over the periods presented as a result of fluctuations in revenue resulting from both individual customer spend decisions and seasonality, as well as from changes in our investments in our business operations and personnel. Our operating expenses as a percentage of revenue have historically been lower for the fourth quarter due to seasonally higher revenue. Our sales and marketing expenses declined as a percentage of revenue in the three months ended June 30, September 30 and December 31, 2012, and June 30, September 30, and December 31, 2013 as revenue increased at a higher rate than sales and marketing expense. Our sales and marketing expenses increased in the three months ended March 31, 2013 and March 31, 2014 as a percentage of revenue as such expenses continued to increase. Our general and administrative expenses increased in the three months ended March 31, 2014 as a percentage of revenue primarily due to increases in personnel costs, facility costs and professional fees to support our growth.

Our net loss and Adjusted EBITDA have historically fluctuated from quarter to quarter primarily due to the seasonality of our revenue and the timing and impact of our decisions to invest in our business during those periods.

Liquidity and Capital Resources

Since our incorporation in March 2007, we have financed our operations and capital expenditures through private sales of convertible preferred stock, lines of credit and term debt.

Our principal sources of cash are our existing cash and cash equivalents balances and funds that may be drawn under our revolving credit facility. As of March 31, 2014, we had cash and cash equivalents of $15.2 million and borrowing capacity of $10.7 million under our revolving credit facility. As of March 31, 2014, we had $6.9 million of borrowings under this facility. We believe that our existing cash and cash equivalents together with the revolving credit facility will be sufficient to meet our working capital requirements for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section of this prospectus entitled “Risk Factors.”

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
	(in thousands)
Consolidated Statements of Cash Flows Data:
Cash flows (used in) provided by operating activities	$(3,546)	$(11,929)	$(8,154)	$2,570	$(9,653)
Cash flows provided by (used in) investing activities	4,736	4,685	(1,773)	(335)	(1,245)
Cash flows (used in) provided by financing activities	(575)	21,448	9,774	3,014	6,697
Effects of exchange rate on cash	—	(1)	(42)	1	(37)

Increase (decrease) in cash and cash equivalents	$615	$14,203	$(195)	$5,250	$(4,238)

Operating Activities

Cash used in operating activities is primarily influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business and the increase in the Total Spend by customers using our platform. Cash used in operating activities has typically been due to net losses, adjusted for non-cash expense items such as depreciation, amortization and stock-based compensation expense, and changes in our operating assets and liabilities as we grow our business. In periods of high growth, our working capital needs may become greater as we remit payment for media purchased through our platform by our Platform Direct and Platform Services customers in advance of receiving payment from our customers. Our average DPOs were 80 days and our average DSOs were 87 days for 2013. While we typically experience slow payment by advertising agencies, as is common in our industry, we have historically experienced minimal accounts receivable write-offs.

Cash used in operating activities in the three months ended March 31, 2014 was $9.7 million, due to a net loss of $0.8 million and the $9.8 million effect of changes in operating assets and liabilities, offset by non-cash expenses totaling $0.9 million. The net change in working capital was due to an increase in accounts receivable of $6.6 million related to the increase in Total Spend and a net decrease of $2.0 million in accounts payable and accrued liabilities due to the timing of vendor payments.

Cash provided by operating activities in the three months ended March 31, 2013 was $2.6 million, due to non-cash expenses totaling $0.3 million and the $4.2 million effect of changes in operating assets and liabilities, offset by a net loss of $1.9 million. The net change in working capital was due to a decrease in accounts receivable of $5.2 million related to an increase in collections during the period and a net decrease of $0.8 million in accounts payable and accrued liabilities due to the timing of vendor payments.

Cash used in operating activities in 2013 was $8.2 million, due to a net loss of $7.4 million and the $2.8 million effect of changes in operating assets and liabilities, offset by non-cash expenses totaling $2.0 million. The net change in working capital was due to an increase in accounts receivable of $24.3 million related to the increase in Total Spend, offset by an increase of $23.4 million in accrued liabilities related to an increase in purchases of media and other liabilities to support the increase in revenue.

Cash used in operating activities in 2012 was $11.9 million, due to a net loss of $3.6 million, non-cash expenses totaling $1.0 million, and the $7.3 million effect of changes in operating assets and liabilities. The net change in working capital was due to an increase in accounts receivable of $17.3 million from an increase in Total Spend, partially offset by an increase of $8.7 million in the accrued liabilities due to an increase in purchases of media. Cash used in operating activities in 2012 increased as compared to 2011 by $8.4 million.

We expect cash used by operating activities to fluctuate significantly in future periods as a result of a number of factors, some of which are outside of our control, including the timing of our billings and collections, our operating results, and the timing and amount of our media purchases and other liability payments.

Investing Activities

Cash used by investing activities in the three months ended March 31, 2014 was $1.2 million, primarily due to purchase of property and equipment. In the three months ended March 31, 2013 cash used by investing activities of $0.3 million primarily resulted from purchase of property and equipment.

Cash used by investing activities in 2013 was $1.8 million, primarily due to purchases of equipment. In 2012, cash provided by investing activities of $4.7 million primarily resulted from the sale of short-term investments of $2.9 million and the sale of InPlay of $2.0 million. Cash provided by investing activities in 2011 was $4.7 million, resulting from the sale of short-term investments of $6.5 million, offset in part by the purchase of short-term investments of $1.5 million.

Financing Activities

Cash provided by financing activities in the three months ended March 31, 2014 was $6.7 million, primarily due to the borrowings under the line of credit. Cash provided by financing activities in the three months ended March 31, 2013 was $3.0 million, primarily due to proceeds from the issuance of Series C preferred stock.

Cash provided by financing activities in 2013 was $9.8 million primarily due to proceeds of $10.9 million from the issuance of convertible preferred stock offset by cash outflows of $1.4 million for the repayment of notes payable. Cash provided by financing activities for 2012 was $21.4 million, primarily due to proceeds of $21.9 million from the issuance of convertible preferred stock and term notes, offset by cash outflow of $0.7 million for repayment of a note payable. Cash used by financing activities for 2011 was $0.6 million, primarily due to $0.6 million for repayment of a note payable.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2012 and 2013 and as of March 31, 2014. In July 2013, we entered into an irrevocable standby letter of credit in the amount of $0.3 million for the benefit of our sublandlord. In addition, in February 2014, we entered into an irrevocable standby letter of credit in the amount of $0.4 million for the benefit of our landlord. Each irrevocable standby letter of credit has a term of one year and may be canceled prior to the expiration date upon the written request of the beneficiary.

Indemnification Agreements

In the normal course of business, we provide customers with indemnification provisions of varying scope against claims of intellectual property infringement by third parties arising from the use of our products. Historically, costs related to these indemnification provisions have not been significant and we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations. In addition, we have entered into indemnification agreements with directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheet, consolidated statement of operations, consolidated statement of comprehensive loss or consolidated cash flows.

Contractual Obligations and Commitments

The following table summarizes our future minimum payments under contractual commitments as of December 31, 2013:

	Payments Due by Period
	Total	Less Than 1 Year	1 — 3 Years	3 — 5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations (1)	$2,933	$1,105	$1,696	$132	$—
Debt obligations, includes interest (2)	2,779	1,416	1,363	—	—
Convertible notes (3)	419	419	—	—	—

	$6,137	$2,945	$3,060	$132	$—

(1)	Subsequent to December 31, 2013, we entered into new leases for additional office space which increased our future operating lease commitments by $4.5 million.
(2)	Subsequent to December 31, 2013, we borrowed $6.9 million under our revolving line of credit with Silicon Valley Bank.
(3)	In December 2012, we entered into a convertible note agreement with a third party to secure additional financing for our wholly- owned subsidiary in Japan.

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Credit Facilities

In August 2013, we entered into an Amended and Restated Loan and Security Agreement with Silicon Valley Bank which provides for an approximately $3.2 million term loan and a revolving line of credit up to the lesser of (a) $20 million, and (b) a borrowing base equal to 80% of eligible accounts receivable (as defined in the agreement). The agreement provides for customary representations, warranties, affirmative and negative covenants and events of default. We are allowed to voluntarily prepay the loans from Silicon Valley Bank without prepayment charges. Our obligations to Silicon Valley Bank are secured by a security interest in substantially all of our assets, other than intellectual property.

As of March 31, 2014, the total outstanding amount of the term loan was $2.4 million and no further loan was available to be drawn under that facility. This loan bears interest at a fixed annual rate of interest of 4.75%, and we are required to make equal monthly payments of principal plus accrued interest through November 1, 2015, when the loan matures and is due and payable. As of March 31, 2014, we had $6.9 million in outstanding borrowings under the revolving line of credit.

In April 2014, we and Silicon Valley Bank amended the Amended and Restated Loan and Security Agreement. The agreement, as amended, provides for continuation of the approximately $3.2 million term loan, a $35 million revolving line of credit and a new $3 million equipment term loan facility. The agreement was also amended to include a new financial covenant that requires that we meet certain minimum revenue levels.

Under the agreement, as amended, we may borrow under the revolving line of credit up to the lesser of (a) $35 million, and (b) a borrowing base equal to 80% of eligible accounts receivable (as defined in the agreement), as amended. If our trailing six-month EBITDA (as defined in the amendment) is less than $1.0 million, then the outstanding amount of advances under the equipment loan facility are deducted from availability. Advances under the line of credit accrue interest at a floating per annum rate equal to the Western Edition Wall Street Journal Prime rate. Interest is payable monthly on the last calendar day of each month. We are also required to pay a minimum amount of interest equal to the amount of interest that would accrue on a notional outstanding principal balance of $2 million, or $1 million if we maintain more than $50 million in deposits with Silicon Valley Bank or its affiliates. The amendment extended the availability and maturity of the revolving line through April 1, 2016.

Under the amendment, Silicon Valley Bank also made available the $3 million equipment loan facility to finance the costs related to new equipment purchases that are approved by Silicon Valley Bank. We may request advances under the equipment term loan facility through December 31, 2014, and outstanding amounts under that facility bear interest at a floating annual rate of interest equal to the prime rate plus half of one percent (0.5%). We are required to repay each equipment term loan in 36 equal monthly payments of principal plus accrued interest commencing on the first day of the month immediately following the funding of each equipment term loan.

Critical Accounting Policies, Judgments and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, stock-based compensation, capitalized software development costs, and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see note 1 of the notes to our consolidated financial statements.

Revenue Recognition

We recognize revenue related to the utilization of our advertising platform. Revenue is recognized when persuasive evidence of an arrangement exists, service has been provided to the customer, collection of the fees is reasonably assured, and fees are fixed or determinable. We generate revenue from our platform through our Platform Direct and Platform Services offerings. Arrangements with customers do not provide the customer with the right to take possession of our software or platform at any time. Revenue for both Platform Direct and Platform Services is recognized when the advertisement is displayed. Our arrangements are cancellable by the customer as to any unfulfilled portion of a campaign without penalty. Media is purchased on our platform on a real-time basis and purchasing for any campaign ceases for any campaign upon cancellation. In our Platform Services arrangements, once the advertising is delivered in accordance with the terms of the IO, the related amounts earned for such advertising delivery are non-refundable.

Platform Direct — Platform Direct provides customers with self-serve capabilities for real-time media buying, serving, targeting, optimization and brand measurement. We enter into contracts with customers under which fees earned by us are based on a utilization fee that is a percentage of media spend through the platform as well as fees for additional features offered through our platform. These features are delivered concurrently with advertising and represent less than 10% of total Platform Direct revenue during all of the years presented. Due to the fact that the features are delivered concurrently, we do not allocate revenue between the two elements.

We recognize revenue for Platform Direct on a net basis primarily based on our determination that we are not deemed to be the primary obligor, are not exposed to the risk of fluctuating costs from our media vendors as the customer chooses the inventory to purchase on a real-time basis, the actual cost of the campaign is determined by the customer through the real-time bidding process, through management of the campaign the customer can define supplier preferences or specific suppliers from a list we maintain, and the amount we earn is fixed based on a percentage of the media spend of a customer’s campaign.

Platform Services — We generate Platform Services revenue by delivering digital video advertisements based upon a pre-agreed set of fixed objectives with a customer. Our Platform Services business is generally priced based upon a cost per thousand impressions, or CPM, or based upon specific campaign specifications such as number of engagements, completed views or on-target impressions. In order to execute and deliver campaigns under our Platform Services arrangements, we generally enter into binding IOs with fixed price commitments which are determined prior to the launch of an advertising campaign. We primarily contract with advertising agencies that purchase from us on behalf of brands.

We recognize Platform Services revenue on a gross basis primarily based on our determination that we have the risk of fluctuating costs from our media vendors, have latitude in establishing prices with our customer, have discretion in selecting media vendors when fulfilling a customer’s campaign, and have credit risks.

Our Platform Direct arrangements are evidenced by signed contracts and our Platform Services arrangements are evidenced by signed IOs. Revenue is recognized during the period in which the advertising is delivered. We also maintain processes to determine the collectibility of amounts due from our customers. To the extent any of the revenue recognition criteria are not met, we defer revenue.

Stock-Based Compensation

Our stock-based compensation expense for stock options and restricted stock units (RSUs) is accounted for in accordance with authoritative guidance and is estimated at the grant date based on the fair value of the award and recognized as expense ratably over the requisite service period of the award, net of estimated forfeitures. Determining the appropriate fair value of stock-based awards requires judgment. We calculate the fair value of each restricted stock unit award to employees on the date of grant and to non-employees on each measurement date based on the fair value of our common stock. See discussion below “— Determination of Fair Value of Common Stock.” We calculate the fair value of each stock option award to employees on the date of grant and to non-employees on each measurement date under the Black Scholes option pricing model using certain assumptions related to the fair value of our common stock, the option’s expected term, our expected stock price volatility, risk free interest rates and dividend yield as follows:

Fair Value of Our Common Stock. See discussion below “— Determination of Fair Value of Common Stock.”

Expected Term. The estimate of expected term was based on expected exercise behavior of our employees using the simplified method permitted under guidance of the Securities and Exchange Commission.

Volatility. Our estimates of volatility are based on the volatility of public companies that were included in a group of comparable industry peer companies. We selected these companies on the basis of several factors including size, development stage and financial profile and these companies were the same as the comparable companies used in the common stock valuation analysis.

Risk Free Interest Rates. These rates are based on the U. S. Treasury yield curve in effect at the time of grant for a time period consistent with the expected term of the option.

Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the assumptions used to estimate the fair value of options granted to employees during the periods presented:

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
Risk-free interest rate	1.02% to 2.57%	0.81% to 1.12%	1.18% to 1.98%	—	1.8% to 1.98%
Dividend yield	— %	— %	— %	—	— %
Volatility	67% to 74%	68% to 71%	68% to 69%	—	66% to 67%
Expected term	5.6 to 6.1 years	5.8 to 6.1 years	5.2 to 6.6 years	—	5.9 to 6.4 years

The following table presents the assumptions used to estimate the fair value of options granted to non-employees during the periods presented:

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
Risk-free interest rate	1.73% to 2.48%	0.81% to 1.72%	1.08% to 2.49%	1% to 1.8%	1.9% to 2.6%
Dividend yield	— %	— %	— %	— %	— %
Volatility	75% to 76%	64% to 72%	64% to 68%	66% to 69%	64% to 67%
Expected term	7.5 to 8 years	5 to 9.3 years	5 to 9.3 years	5.9 to 9.5 years	6.2 to 8.7 years

We granted the following awards since January 1, 2012:

	Number of Options Granted	Number of RSUs	Exercise Price Per Share (Options)	Common Stock Fair Value Per Share at Grant Date
Award Grant Dates:
April 19, 2012	792,000	—	$0.70	$1.12
June 8, 2012	105,000	—	0.70	1.38
July 19, 2012	72,500	—	0.70	1.58
October 11, 2012	146,250	—	0.70	2.02
November 20, 2012	200,000	—	0.70	2.24
June 10, 2013	923,413	—	2.32	2.64
June 18, 2013	18,875	—	2.32	2.64
July 17, 2013	35,750	—	2.32	2.64
November 11, 2013	659,247	—	2.76	5.42
January 21, 2014	109,250	136,800	7.10	7.10
February 14, 2014	31,250	44,850	8.34	8.34
April 11, 2014	—	267,085	—	11.46

Based on the initial public offering price of $7.00 per share, the aggregate intrinsic fair value of options outstanding as of March 31, 2014 was $22.7 million of which $11.2 million related to vested awards and $11.5 million related to unvested awards.

Determination of Fair Value of Common Stock

The fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	independent third-party valuations of our common stock performed as of January 31, 2012, May 9, 2013, September 30, 2013, December 31, 2013 and January 31, 2014;

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our common stock;

•	the market performance of comparable publicly-traded advertising and technology companies; and

•	the U.S. and global capital market conditions.

The dates of our contemporaneous valuations did not always coincide with the dates of our stock-based compensation grants. In such instances, management’s estimates were based on the most recent contemporaneous valuation of shares of our common stock and our assessment of additional objective and subjective factors we believed were relevant as of the grant date. The additional factors considered when determining any changes in fair value between the most recent contemporaneous valuation and the grant dates included, when available, the prices paid in recent transactions involving our equity securities, as well as our stage of development, our operating and financial performance, current business conditions, and the market performance of comparable publicly traded companies.

There were significant judgments and estimates inherent in these contemporaneous valuations. These judgments and estimates included assumptions regarding our future operating performance, the time to completing an initial public offering or other liquidity event, and the determinations of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense could have been significantly different.

In valuing our common stock, the board of directors determined the equity value of our business by taking a combination of the value indications under the following valuation approaches:

The income approach estimates the fair value of a company based on the present value of a company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in the company achieving these estimated cash flows. Significant inputs of the income approach (in addition to our estimated future cash flows themselves) include the long-term growth rate assumed in the residual value, discount rate, and normalized long-term operating margin. The terminal value was calculated to estimate our value beyond the forecast period by capitalizing terminal year cash flows.

The market approach estimates the fair value of a company by applying market multiples of comparable publicly-traded companies in the same industry or similar lines of business. The market multiples are based on key metrics implied by the enterprise values of comparable publicly-traded companies. Given our significant focus on investing in and growing our business, we primarily utilized the revenue multiple when performing our valuation assessment under the market approach. When considering which companies to include in our comparable industry peer companies, we focused on publicly-traded companies with businesses similar to ours. The selection of our comparable industry peer companies requires us to make judgments as to the comparability of these companies to us. We considered a number of factors including business description, business size, market share, revenue model, development stage and historical operating results. We then analyzed the business and financial profiles of the selected companies for relative similarities to us and, based on this assessment, we selected our comparable industry peer companies. Several of the comparable industry peer companies are our competitors and are generally larger than us in terms of total revenue and assets. We believe that the comparable industry peers selected are a representative group for purposes of performing contemporaneous valuations. The same comparable industry peers were also used in determining various other estimates and assumptions in our contemporaneous valuations.

For each valuation, the equity value determined by the income and market approach was then allocated to the common stock using either the Option Pricing Method, or OPM, or a hybrid method. The hybrid method is a hybrid of the Probability Weighted Expected Return Method, or PWERM and OPM.

The OPM treats common stock and preferred stock as call options on an equity value, with exercise prices based on the liquidation preference of the preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call options. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

The PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM included non-initial public offering market based outcomes as well as initial public offering scenarios. In the non-initial public offering scenarios, a large portion of the equity value is allocated to the preferred stock to reflect the preferred stock liquidation preferences. In the initial public offering scenarios, the equity value is allocated pro rata among the shares of common stock and each series of preferred stock, which causes the common stock to have a higher relative value per share than under the non-initial public offering scenario. The fair value of the enterprise determined using the initial public offering and non-initial public offering scenarios was weighted according to the board of directors’ estimate of the probability of each scenario.

Over time, as increased certainty developed regarding possible discrete events, including an initial public offering, or IPO, the allocation methodology utilized to allocate our enterprise value to our common stock transitioned away from the OPM, which was utilized for grants through July 17, 2013, to the hybrid method, which we will utilize for grants after July 17, 2013.

Determination of the Fair Value of Stock-based Compensation Grants

Significant factors considered by our board of directors in determining the fair value of our common stock at these grant dates include:

April, June, July, October and November 2012 Awards

We granted 792,000 options on April 19, 2012, 105,000 options on June 8, 2012, 72,500 options on July 19, 2012, 146,250 options on October 11, 2012 and 200,000 on November 20, 2012. Our board of directors set an exercise price of $0.70 per share for these options based in part on a valuation prepared as of January 31, 2012. The January 31, 2012 valuation was prepared on a minority, non-marketable basis assuming our business was in the expansion stage of development.

This valuation was developed using the income approach and market approach. For the income approach, a discounted cash flow analysis was developed based on our cash flow projections for the years ending December 31, 2012 through December 31, 2018. These estimated future cash flows were discounted using a weighted-average cost of capital, or WACC, of 19.1%. For the market approach, we analyzed the financial performance of eight publicly-traded comparable companies in the digital advertising and related technology industries.

Based on the processes described above, our board of directors believed an 80% weight on the income approach and a 20% weight on market approach to determine an aggregate equity value was appropriate. This equity value was then allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of five years, risk-free rate of 0.71%, and dividend yield of 0.0% and annualized volatility of 73.0% over the time to a liquidity event. As a result, the fair value of our common stock, as determined by an OPM and after applying a marketability discount of 45.0%, was determined to be not less than $0.70 per share, and our board of directors determined the fair market value to be $0.70 per share.

For financial reporting purposes, we applied a straight-line calculation using the valuations of $0.70 per share as of January 31, 2012 and $2.32 per share as of May 9, 2013 to determine the fair value of our common stock for option awards granted during this period. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most reasonable determination for the valuation of our common stock on this interim date between valuations because we did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. Based on the straight-line calculation, we assessed the fair value of our common stock for option awards granted on April 19, 2012, June 8, 2012, July 19, 2012, October 11, 2012 and November 20, 2012 to be $1.12, $1.38, $1.58, $2.02 and $2.24, respectively.

June and July 2013 Awards

We granted 923,413 options on June 10, 2013, 18,875 options on June 18, 2013 and 35,750 options on July 17, 2013. Our board of directors set an exercise price of $2.32 per share for these options based in part on a valuation prepared as of May 9, 2013. The May 9, 2013 valuation was prepared on a minority, non-marketable basis assuming our business was still in the expansion stage of development. During the first half of 2013 our Total Spend and Adjusted EBITDA significantly exceeded our plan and we added 57 Platform Direct Clients.

This valuation was developed using the income approach and market approach. For the income approach, the discounted cash flow analysis was developed based on our cash flow projections for the years ending December 31, 2013 through December 31, 2023. These estimated future cash flows were discounted using a WACC of 34.1%. For the market approach, the comparable peer companies were updated to include one recently public company in a related industry, and to eliminate another company that was determined to be less relevant. In addition, for the market approach, substantial weight was given to the OPM backsolve and lesser weight to a prior transaction analysis. The backsolve was based on the recent Series C financing using the option pricing method, because the recently concluded Series C financing transaction had been led by a new investor and was seen as a strong indicator of market value. In performing the backsolve in the option pricing method, equity value was adjusted until the Series C preferred stock was allocated an amount per share equal to the price at which it sold. The prior transaction analysis was based on a secondary transaction between three of our primary venture capital investors and our founders. In this transaction the venture capital investors purchased 775,000 of shares of our common stock for $4.00 per share. Because all of the three venture capital investors have board representation, and collectively hold a near majority of our outstanding shares, and because the transaction was relatively small, the board of directors did not believe the transaction provided a strong indicator of fair value.

Based on the processes described above, our board of directors believed a 90% weight on the backsolve method and 10% weight on the prior transaction price was appropriate to determine the common stock value. For the backsolve method equity value was allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of three years, risk-free rate of 0.34%, dividend yield of 0.0% and annualized volatility of 59.4% over the time to a liquidity event. As a result, the fair value of our common stock, as determined by an OPM and prior transaction analysis and after applying a marketability discount of 35.0%, was determined to be not less than $2.32 per share, and our board of directors determined the fair market value to be $2.32 per share.

For financial reporting purposes, we determined that a per share value between the valuations of $2.32 per share as of May 9, 2013 and $2.76 per share as of September 30, 2013 would be appropriate. Accordingly, we determined a value per share of $2.64 to establish the fair value of our June and July 2013 awards.

November 2013 Awards

We granted 659,247 options on November 11, 2013. Our board of directors set an exercise price of $2.76 per share for these options based in part on a valuation prepared as of September 30, 2013. The September 30, 2013 valuation was prepared on a minority, non-marketable basis assuming our business was still in the expansion stage of development.

This valuation was developed using the income approach and market approach. For the income approach, the discounted cash flow analysis was developed based on our cash flow projections for the years ending December 31, 2013 through December 31, 2023. These estimated future cash flows were discounted using a WACC of 33.0%. For the market approach, the comparable peer companies were updated to include four recently public companies in related industries, and to eliminate two companies included in the prior valuation that were seen as less relevant.

At the time of this valuation, the range of discrete events, specifically the IPO scenario, was becoming established; therefore, a hybrid method was utilized to estimate the fair value of our common stock during this period instead of the OPM approach as applied previously. The expected outcomes were weighted as follows: (1) 10% toward an IPO scenario; and (2) 90% toward remaining a private company (using the OPM method). We determined the appropriateness of the weighting of the expected outcome of the IPO by considering factors such as the planning stage we were in regarding the IPO, as well as a discount for general market factors. For example, during the September 30, 2013 valuation timing, our board of directors had begun considering our prospects for an IPO in 2014 or later, but had not yet decided to move forward with the IPO process. The IPO value assumed an IPO in the third quarter of 2014.

As a result, the fair value of our common stock, determined by the hybrid method and after applying a marketability discount of 39.0% for remaining a private company and 21.0% for the IPO scenario, was determined to be $2.76 per share. The increase in the fair value from the May 9, 2013 valuation was primarily due to our transition to the hybrid method, recognition that an IPO was becoming established as a potential outcome and reduction in the time to a liquidity event.

For financial reporting purposes, we applied a straight-line calculation using the valuations of $2.76 per share as of September 30, 2013 and $7.10 per share as of December 31, 2013 to determine the fair value of our common stock for these option awards granted during this period. We determined that the straight-line calculation would provide the most reasonable determination for the valuation of our common stock on this interim date between valuations because we did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. Based on the straight-line calculation, we determined the fair value of our common stock for option awards granted on November 11, 2013 of $5.42.

The December 31, 2013 valuation was developed using the income approach and market approach. For the income approach, the discounted cash flow analysis was developed based on our cash flow projections for the years ending December 31, 2014 through December 31, 2024. These estimated future cash flows were discounted using a WACC of 33.1%. For the market approach, the comparable peer companies were updated to include three public companies in related industries, and to eliminate four companies included in the prior valuation that were seen as less relevant. This change is based on potential comparable companies identified by our investment bankers.

This valuation, like the September 30, 2013 valuation, was in part based upon a hybrid method instead of the OPM approach as applied in valuations prior to September 30, 2013. At the time of this valuation, the range of discrete events, specifically the IPO scenario, was becoming established; therefore, a hybrid method was utilized to estimate the fair value of our common stock during this period. The expected outcomes were weighted as follows: (1) 40% toward an IPO scenario; and (2) 60% toward remaining a private company (using the OPM method). We determined the appropriateness of the weighting of the expected outcome of the IPO by considering factors such as the stage we were in regarding the IPO, as well as a discount for general market factors. For example, during the December 31, 2013 valuation timing, our board of directors had authorized management to prepare the Company for an IPO including engaging investment bankers, conducting an organizational meeting and beginning drafting our registration statement. The IPO value assumed an IPO in the second quarter of 2014.

As a result, the fair value of our common stock, as determined by the hybrid method and after applying a marketability discount of 39.0% for remaining a private company and 14.0% for the IPO scenario, was determined to be $7.10 per share. The increase in the fair value from the September 30, 2013 valuation was primarily due to the recognition that an IPO was becoming more probable as a potential outcome and reduction in the time to a liquidity event. The fact that our investment bankers used a multiple of gross profit in their valuation guidance also increased value. We relied on a gross profit multiple to arrive at a value in the market approach, the IPO scenario and to determine a terminal value in the income approach.

January 2014 Awards

We granted 109,250 options and 136,800 RSUs on January 21, 2014. As discussed in the preceding section, the December 31, 2013 valuation determined a fair value of our common stock to be $7.10 per share. Our board of directors set an exercise price of $7.10 per share for the options granted based in part on the valuation prepared as of December 31, 2013. For financial reporting purposes, we determined a value per share of $7.10 to establish the fair value of our January 2014 awards.

February 2014 Awards

We granted 31,250 options and 44,850 RSUs on February 14, 2014. A valuation was prepared as of January 31, 2014, which was developed using the income approach and market approach. For the income approach, the discounted cash flow analysis was developed based on our cash flow projections for the years ending December 31, 2014 through December 31, 2024. These estimated future cash flows were discounted using a WACC of 32.8%. For the market approach, we utilized the comparable peer companies as described above in the section “—November 2013 Awards.” This valuation, like the September 30, 2013 valuation and the December 31, 2013 valuation, was in part based on a hybrid method. At the time of this valuation, the expected outcomes were weighted as follows: (1) 60% toward an IPO scenario; and (2) 40% toward remaining a private company (using the OPM method). We determined the appropriateness of the weighting of the expected outcome of the IPO by considering factors such as the stage we were in regarding the IPO. During the January 31, 2014 valuation timing, we confidentially submitted a draft registration statement on Form S-1 with the SEC. The IPO value assumed an IPO in the second quarter of 2014. As a result, the fair value of our common stock, as determined by the hybrid method and after applying a marketability discount of 39.0% for remaining a private company and 14.0% for the IPO scenario, was determined to be $8.34 per share. Our board of directors set an exercise price of $8.34 per share for the options granted based in part on the valuation prepared as of January 31, 2014. For financial reporting purposes, we determined a value per share of $8.34 to establish the fair value of our February 2014 awards.

April 2014 Awards

We granted 267,085 RSUs on April 11, 2014. A valuation was prepared as of March 31, 2014, which was developed using the income approach and market approach. For the income approach, the discounted cash flow analysis was developed based on our cash flow projections for the years ending December 31, 2014 through December 31, 2024. These estimated future cash flows were discounted using a WACC of 31.9%. For the market approach, we utilized the comparable peer companies as described above in the section “—November 2013 Awards.” This valuation, like the prior three valuations, was in part based on a hybrid method. At the time of this valuation, the expected outcomes were weighted as follows: (1) 90% toward an IPO scenario; and (2) 10% toward remaining a private company (using the OPM method). We determined the appropriateness of the weighting of the expected outcome of the IPO by considering factors such as the stage we were in regarding the IPO. During March 2014 we made a public filing of our registration statement on Form S-1 with the SEC. The IPO value assumed an IPO in the second quarter of 2014. As a result, the fair value of our common stock, as determined by the hybrid method and after applying a marketability discount of 35.0% for remaining a private company and 15.0% for the IPO scenario, was determined to be $11.46 per share. For financial reporting purposes, we determined a value per share of $11.46 to establish the fair value of our April 2014 awards.

Capitalized Software Development Costs

For web site development costs and development costs related to our platform, we follow authoritative guidance. This requires us to capitalize qualifying computer software costs which are incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred to research and development. Significant judgments are required in determining which project activities are subject to capitalization and at which point the application development stage begins. Based on these judgments and the authoritative guidance amounts subject to capitalization have historically been insignificant and accordingly, no amounts remain capitalized as of December 31, 2011 or 2012. We capitalized $0.2 million in internal-use software costs and website development costs during the three months ended March 31, 2014, related to enhancements in our platform which are included in property and equipment, net on the consolidated balance sheets. Amortization commences when the website or software for internal use is ready for its intended use and the amortization period is the estimated useful life of the related asset, which is generally three years. Amortization expense totaled $50,000 for the three months ended March 31, 2014. Costs for research and development efforts have been expensed as incurred and relate primarily to personnel costs incurred in the development of our platform.

Income Taxes

We account for income taxes in accordance with authoritative guidance, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for net operating loss, or NOL, and tax credit carry forwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce their deferred tax assets to the net amount that is more likely than not to be realized.

We utilize a two-step approach to evaluate tax positions. Recognition, step one, requires evaluation of the tax position to determine if based solely on technical merits it is more likely than not, or MLTN, to be sustained upon examination. The MLTN standard is met when the likelihood of occurrence is greater than 50%. Measurement, step two, is addressed only if step one is satisfied. In step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is MLTN to be realized upon ultimate settlement with tax authorities. If a position does not meet the MLTN threshold for recognition in step one, no benefit is recorded until the first subsequent period in with the MLTN standard is met, the issue is resolved with the tax authority, or the statute of limitations expires. Positions previously recognized are derecognized when we subsequently determine that the position is no longer MLTN to be sustained.

We recognize interest and penalties related to income taxes in income tax expense. As of the date of the consolidated financial statements, we were not aware of any pending income tax audits. Our tax years ended December 31, 2007 and forward are open for audit by federal, California, and New York tax authorities. As of December 31, 2012 and 2013, we have not recorded any liabilities for uncertain tax positions.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and foreign exchange risks.

Interest Rate Fluctuation Risk

Our cash and cash equivalents consist of cash and money market funds. Our borrowings under notes payable and capital lease obligations are generally at fixed interest rates. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, our portfolio’s fair value is relatively insensitive to interest rate changes. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Foreign Currency Exchange Risk

We have limited foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, principally the Australian dollar, the British pound and the Euro. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we have experienced and will continue to experience fluctuations in our net loss as a result of transaction gains (losses) related to revaluing certain cash balances, trade accounts receivable balances and intercompany balances that are denominated in currencies other than the U.S. dollar, we believe such a change will not have a material impact on our results of operations. As our international operations expand, our operating results may be more exposed to fluctuations in the exchange rates of the currencies in which we do business. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recent Accounting Pronouncements

We considered recent accounting pronouncements and determined that none were applicable in the period.

BUSINESS

Overview

TubeMogul is an enterprise software company for digital branding. By reducing complexity, improving transparency and leveraging real-time data, our platform enables advertisers to gain greater control of their digital video advertising spend and achieve their brand advertising objectives.

Our customers plan, buy, measure and optimize their global digital video advertising spend from our self-serve platform. By integrating programmatic technologies and disparate sources of inventory within a single platform, we enable our customers to launch sophisticated, scalable digital video advertising campaigns — onto any digital device — within minutes. This is in contrast to the still prevailing and inefficient approach to media buying that occurs through a manual campaign-by-campaign request for proposal, or RFP, process, which often involves multiple digital advertising service providers.

Our customers primarily include brands, which generally refer to companies, or product lines within companies, that control advertising budgets for a single marketing brand, or group of marketing brands, and the advertising agencies that serve them. Agency trading desks, ad networks and publishers also use our platform. We refer to our customers and other businesses that are engaged in purchasing digital marketing as advertisers.

Our platform is integrated with many public digital video ad inventory sources, where individual ad impressions can be purchased dynamically utilizing real-time bidding technology, or RTB. Our platform automates the real-time purchase of video ad impressions based upon campaign objectives. Additionally, our customers can easily integrate the ad inventory they source directly from publishers and private exchanges. As a result, our platform enables holistic campaign management across public and private inventory using a single interface.

As consumers are increasingly watching video content on digital devices, advertisers are shifting more of their advertising spend from traditional TV to digital video. As a result, advertisers want to plan, buy and measure TV and digital video on an equivalent basis. Our platform enables advertisers to plan and buy digital video advertising using industry-standard metrics such as gross rating points, or GRPs, which are a measure of reach and frequency among a target audience, and verify the audience they reach using Nielsen reporting, thereby unifying the planning and measurement of TV and digital video campaigns.

Our platform measures key brand advertising metrics including brand lift, as measured by integrated brand surveys, as well as GRPs and engagement. As a result, advertisers can verify the success and impact of their digital video advertising campaigns by measuring the audience reached by the campaign, how the audience interacted with their advertisements and the impact the campaign had on the consumer’s perception of the brand. Using these real-time insights, our platform dynamically optimizes spend based upon brand advertising objectives set by the advertiser.

We offer advertisers unique visibility into the inventory they purchase, including enabling them to see video ad performance and viewability at any dimension of a campaign. Our platform also includes a suite of brand safety technologies designed to prevent unacceptable ad placements and to detect and block sites with inappropriate content, auto-play ad placements or fraudulent bot-driven traffic.

We make our platform available through two offerings: Platform Direct, which allows advertisers to continuously run campaigns through a self-serve model, and Platform Services, which allows advertisers to specify campaign objectives and have our team execute on their behalf using our platform. For 2013, campaigns were executed through our platform for over 2,000 brands, usually through an agency but in some cases directly. For the years ended December 31, 2011, 2012 and 2013, our total revenue was $15.7 million, $34.2 million and $57.2 million, respectively, representing a compound annual growth rate, or CAGR, of 91%, and Total Spend through our platform was $17.8 million, $53.8 million, and $111.9 million, respectively, representing a CAGR of 151%. For the three months ended March 31, 2013 and 2014, our total revenue was $9.6 million and $22.0 million, respectively, representing period-over-period growth of 130%, and Total Spend through our platform was $16.3 million and $48.0 million, respectively, representing period-over-period growth of 194%.

We define Total Spend as the aggregate gross dollar volume that our Platform Direct customers and Platform Services customers spend through our platform, which includes cost of media purchases and our fees. Please see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” for information regarding the limitations of using Total Spend as a financial measure and for reconciliations of Total Spend and revenue, the most directly comparable financial measure calculated in accordance with GAAP. For the years ended December 31, 2011, 2012 and 2013 and for the three months ended March 31, 2013 and 2014, our gross margin was 48%, 52%, 66% 65% and 72%, respectively. For the years ended December 31, 2011, 2012 and 2013 and for the three months ended March 31, 2013 and 2014, our net loss was $4.1 million, $3.6 million, $7.4 million, $1.9 million and $0.8 million, respectively, with our net loss for the year ended December 31, 2013 representing a 108% increase compared to the year ended December 31, 2012.

Market Overview

The global advertising market is large, totaling $490 billion in 2013, according to MAGNA GLOBAL, a strategic global media company. Given the importance of branding to maintain and improve differentiation, market share and pricing power, a significant portion of these dollars are spent on brand advertising. Brands rely on use the sight, sound and motion of advertising video to establish an emotional connection with consumers that is critical to branding. Brands have primarily utilized traditional TV advertising to deliver video messages to the large audiences they require. As a result, the traditional TV market is the largest advertising market segment, reaching $197.0 billion globally in 2013, which is estimated to grow to $244.9 billion in 2017, representing a CAGR of 6%, according to MAGNA GLOBAL.

While TV advertising represents the largest single portion of today’s advertising spend, consumers are shifting their consumption of media content from analog mediums, such as TV, print and radio, to digital mediums such as websites and mobile applications. Consumers expect to be able to view digital media content seamlessly across multiple digital devices, including computers, tablets, smartphones and connected TVs. Based on various industry publications, consumers used over 500 million smartphones, tablets and connected TVs in 2011 and we expect this number to exceed 1.8 billion by 2015. In 2013, the average time spent with digital media per day will exceed the time spent on TV and the average time spent on mobile devices will exceed time spent on desktops during 2013, according to eMarketer.

Recognizing this trend, brands are increasingly shifting their advertising spend to digital mediums. The majority of digital advertising spend to date has been directed to search and display advertising to achieve direct response objectives. Direct response advertising is designed to optimize the delivery of ads to increase ‘conversions’ or the action the viewer takes after seeing the ad, such as visiting a website, filling out a form or making an online purchase. However, direct response advertising does not serve the needs of brand advertisers who want to reach and persuade their target audiences and track the impact on consumer perceptions of their brand. As a result, brands are increasingly seeking to use digital video advertising channels for their brand advertising campaigns. This form of advertising allows brands to establish emotional connections with viewers by presenting powerful messages to consumers on whatever digital device they choose to view content. Further, as consumers watch video content on websites and within mobile applications, they create a record of their demographic, behavioral and socioeconomic data. By leveraging this data, brands are able to more effectively target the right audience, with the right message, on the right screen at the right time. MAGNA GLOBAL estimates that brands will increase their spending on digital video advertising globally from $8.3 billion in 2013 to $22.5 billion in 2017, representing a CAGR of 28%.

As brands shift advertising spend to digital mediums, they encounter increasing complexity in executing their digital video advertising campaigns. Brands, their agencies and other entities, which we refer to as advertisers, generally need to use dozens of digital advertising service providers to execute a campaign. These service providers include the many sources of inventory available to advertisers, such as public ad exchanges, supply-side platforms, private marketplaces, ad networks and direct premium publishers, as well as providers of specific technologies, including ad serving, ad verification, data management, brand safety, rich media, audience data and analytics. Brands have traditionally relied on media agencies to allocate their spend to these service providers on a campaign-by-campaign basis through individual requests for proposal, or RFPs. This has resulted in a complex, fragmented and inefficient system.

Software’s Impact on Brand Advertising

Over the last two decades, enterprise software solutions, such as enterprise resource planning, customer relationship management and human capital management, have transformed many business processes. More recently, cloud-based solutions have reduced operating costs, increased scalability, and provided better data for decision making. Largely because software solutions that address the complexities of digital video advertising are in the early stages of development, brand marketers within large corporations have not yet realized the benefits that enterprise software solutions can offer.

While adoption of comprehensive enterprise software solutions for digital video advertising is in its early stages, there has been rapid growth in the use of technology to buy and sell digital video advertising inventory. This technology, which is generally referred to as programmatic, includes RTB where advertisers bid in real-time in hundredths of a second for the right to serve an ad to a particular consumer. The adoption of programmatic technology has been driven by the opportunity to apply the massive amounts of data, or big data, collected by brands and third parties to improve the performance of digital marketing campaigns.

To date, programmatic technology has been primarily applied to display advertising campaigns with direct response objectives. MAGNA GLOBAL estimates that, as a percentage of the U.S. digital display-related advertising transactions market, U.S. programmatic transactions will increase from 53% in 2013 to 83% in 2017. More recently, brands and their agencies have begun to adopt programmatic tools for video advertising campaigns with branding objectives. In 2013, video advertising spend transacted using RTB in the U.S. was projected to be $686 million and is expected to grow 66% in 2014 to $1.1 billion, according to Forrester Research, an independent research firm.

Challenges of Video Advertising for Brands

As the digital video advertising market continues to develop and grow, advertisers are seeking alternatives to the highly manual, repetitive and uncoordinated processes that they have historically used to plan, execute and measure their digital video advertising campaigns. However, they continue to face several specific challenges including:

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Fragmented and Manual System for Buying Digital Media. Compared to the number of national broadcast networks and cable networks on traditional TV, tens of thousands of digital publishers sell digital video advertising inventory. Digital publishers typically offer their premium inventory directly to advertisers, then make remaining inventory available through many service providers, including ad exchanges, supply-side platforms, and ad networks. Advertisers need to reach audiences on many websites to achieve campaign goals, and must do so across many types of digital devices. Advertisers also typically engage in repetitive manual RFP processes with multiple sources of inventory to select the video advertising inventory suitable to reach their target audience, resulting in significant inefficiencies.

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Challenging to Integrate and Leverage Multiple Technology Providers. Advertisers need multiple technologies to execute digital video advertising campaigns, such as ad serving, ad verification, data management, brand safety, rich media, audience data and analytics technologies. However, these technologies are generally offered by different providers and it is difficult for advertisers to make these technologies work well together. This impedes campaign performance, increases costs and lowers efficiency.

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Limited Options for Advertisers to Manage and Control Entire Buying Process. Current service providers do not allow advertisers to manage, control and optimize digital video campaigns using a self-serve model. Instead, to reach audiences across thousands of websites, advertisers are often forced to purchase inventory through media aggregators, which generally do not allow advertisers to choose the websites on which their ads run, make adjustments during the course of a given campaign, or obtain the performance data necessary to evaluate and improve ongoing campaign decision making.

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TV Advertising and Digital Video Advertising are Purchased and Measured Differently. Traditional TV remains an important medium to reach consumers with brand messages. To date, TV and digital advertising campaigns have been executed separately and measured by different metrics, leading to inefficiencies. The separate processes and metrics make it difficult to effectively plan and measure video campaigns focused on reaching targeted audiences across TV and digital channels.

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Advertising Service Providers Have Conflicting Interests and Offer Limited Inventory and Economic Transparency. Many digital video advertising service providers offer services to both advertisers and publishers. These service providers typically purchase advertising inventory directly from publishers and resell it to advertisers seeking to purchase the same inventory. This model can create conflicting interests. In particular, when fulfilling campaigns, such service providers may have an economic incentive to favor their own inventory, over equally effective or superior inventory that is otherwise available. Further, it may be in the interests of these service providers to not disclose to the advertiser the sites on which their video advertising campaigns are shown or their cost to purchase that inventory.

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Difficult to Measure Return on Investment. As consumers increasingly view content through a broader range of devices and channels, it is difficult for brands to verify a number of objectives important to brand advertising, such as reach and frequency among a target audience, engagement and brand lift.

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Challenging to Deploy and Manage Global Campaigns. Advertisers often seek to reach and impact a global consumer base by launching targeted video advertising campaigns across multiple countries simultaneously. Managing video advertising campaigns globally is currently a costly and inefficient process requiring brands to contract with multiple agencies, ad exchanges, ad networks, supply-side platforms, publishers and technology providers.

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Difficult to Identify and Eliminate Undesired Ad Placements and Fraudulent Traffic. Given the emerging nature of the digital video advertising market, there are few standards and tools to categorize various types of digital video ad placements. For example, a video ad that requires a consumer to initiate a video is more valuable than a video ad that plays automatically in a display, or banner, space, but some providers do not make a distinction or deliberately conflate the two placements. Advertisers also have limited control over the content alongside which their ad is placed, which is critical to brands, and whether each ad placement is viewable by the consumer. Finally, advertisers are also concerned with the increasing proportion of fraudulent web traffic that is generated by computers, or bots, resulting in advertisers paying for impressions that are not viewed by consumers.

Our Solution

We enable advertisers to plan, buy, measure and optimize global video advertising spend from a single platform. Our platform incorporates our proprietary programmatic technologies, including RTB, automated optimization and advanced audience targeting capabilities, and integrates key third-party technologies. Through an intuitive user interface, our customers are able to control and automate advertising spend across the various sources of inventory, including inventory acquired directly from individual publishers, to reach targeted audiences across digital devices at any time. In addition, by using a single platform, our customers benefit from comprehensive, real-time reporting that is comparable across sources of inventory, geographies, digital devices and ad formats. We make our cloud-based platform available through two offerings: Platform Direct, which allows advertisers to continuously run campaigns through a self-serve model, and Platform Services, which allows advertisers to specify campaign objectives and have our team execute on their behalf using our platform.

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Integrated Software Platform. Our platform integrates with over 30 third-party technology providers who offer specific technologies for digital video campaigns. For example, we integrate with data management platforms to enhance audience targeting and reporting, with video rich media providers to enhance ad formats, and with contextual data providers to enhance brand safety. By using our platform, advertisers can utilize a single control interface that integrates with best-of-breed third-party technology suppliers for campaign execution.

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Designed for Self-Serve Model. Through our Platform Direct offering, our platform is accessible using a cloud-based, self-serve model. Our Platform Direct customers have full control and transparency over their digital video advertising spend. Our intuitive user interface enables advertisers to manage an unlimited number of campaigns simultaneously on a single platform, thereby reducing cost, complexity and inefficiencies caused by intermediaries. During 2013, our Platform Direct customers launched over 5,500 global campaigns.

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Enable TV Advertisers to Buy Digital Video. Our platform enables TV advertisers to buy digital video advertising using industry standard metrics such as GRPs, and verify the audience they reach using integrated Nielsen reporting, thereby unifying the planning and measurement of TV and digital video advertising campaigns and improving efficiencies.

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Independent and Transparent Buy-Side Positioning. We have built our business to serve only buyers of digital video advertising. We generally do not take an economic interest in the inventory that customers can access through our platform and as a result, we do not have an incentive to favor specific inventory when fulfilling campaigns. We show our customers the specific sites where ads are displayed and our Platform Direct customers can see the price they pay for the media. We charge our Platform Direct customers a fee as a percentage of their spend, providing them with greater economic transparency.

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Verifies and Measures Campaign Performance and Brand Lift. Our platform enables advertisers to verify audience reach and engagement and measure the impact of a video ad campaign on consumers through our integrated brand survey module. Our reporting is made available for multiple dimensions of a campaign, including by video ad, ad format, website and mobile application.

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Purpose-Built for Global Video Advertising. Our platform has been designed for brands to manage and execute global digital video campaigns using a single integrated workflow. Although substantially all of our revenue to date has been generated from English language countries, we currently enable campaigns in over 70 countries and our platform is currently available in four languages and supports 11 currencies. By providing access to inventory and targeting data across many countries, we enable brands to launch global campaigns without the need for additional service providers.

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Integrated Brand Safety Tools. Our platform includes a suite of technologies designed to prevent unacceptable ad placements. Our platform detects, categorizes and blocks sites with inappropriate content, fraudulent bot-driven traffic and auto-play ad placements. We integrate technology that scans the content of individual web pages prior to an ad being served to ensure the content is appropriate for the brand.

Our Strengths

We believe the following attributes and capabilities provide us with long-term competitive advantages:

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Focused on Software-based Solutions for Brands. Our platform offers advertisers a robust and comprehensive solution for digital branding, which we believe differentiates our offerings from those of our competitors. We work to continuously improve our platform to provide our customers with the necessary capabilities to meet their evolving brand advertising objectives.

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Empower Customers through Our Self-Serve Model. Our Platform Direct customers have direct access to our platform which enables them to execute their own strategies for their digital video advertising spend. As a result of the performance and functionality of our platform, we believe many of our customers rely on our platform for a significant and growing portion of their digital video advertising spend. These self-serve customers are highly engaged. For example, they attend and provide input at our various weekly webinars, TubeMogul University customers conferences, and quarterly business and roadmap updates to provide ongoing feedback to our product teams and management.

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Product Built for Global Opportunity. Our platform is built for managing and executing global advertising campaigns. In addition, our intuitive user interface enables geographically dispersed personnel within a global organization to work together seamlessly with an auditable workflow. We have operations in many large advertising markets. For 2013, 33% of our revenue was generated from customers with billing addresses outside of the U.S.

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Industry Pioneer. We believe we were the first to deliver a programmatic digital video advertising platform designed exclusively for advertisers, and as a result, we believe we have developed a deep expertise and a strong reputation in our market. Additionally, we demonstrate thought leadership through industry initiatives such as founding the OpenVideoViewability consortium and creating the first education and certification program for programmatic video.

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Attractive and Scalable Financial Model. We are able to scale our operations in a highly efficient manner with our Platform Direct offering. Because our Platform Direct offering allows advertisers to continuously run campaigns on a self-serve basis, we require fewer sales resources following initial sales and, therefore, our sales expense tends to represent a lesser portion of follow-on Platform Direct Spend.

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Experienced Team. We are a founder-led software company that has been focused on developing innovative software solutions for digital video since we were founded in 2007. The extensive industry and technology experience of our management team has allowed us to create and maintain a culture of innovation at every level of the company.

Our Strategy

We believe that the digital video advertising market is in the early stages of a significant shift toward enterprise software solutions that address the complexities of digital brand advertising. We intend to capitalize on this opportunity by pursuing the following key growth strategies.

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Expand Our Customer Base. Our global sales force is focused on growing the number of our customers, particularly our Platform Direct customers. To increase our global market share, we continue to invest in training and other initiatives to increase the productivity of our sales personnel. We increased the size of our sales force by 100% over the last five quarters and we plan to selectively add to our sales force.

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Increase Our Share of Our Customers’ Video Advertising Spend. We continue to add features and functionality to our platform that encourage customers to consolidate, and ultimately increase, their digital video advertising spend on our platform. Our customers support team trains and educates our Platform Direct customers on these new features and identifies opportunities to capture an increased share of advertising spend from our existing customers.

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Migrate Platform Services Customers to Platform Direct. We plan to continue to focus on educating our Platform Services customers about the benefits of our Platform Direct solution. Using our Platform Direct solution, customers are frequently able to save fifty percent of the fees exclusive of media costs that they would typically pay using our Platform Services solution. Using the self-service features of our Platform Direct solution, customers gain increased control over the execution of their campaigns and increased transparency into impression-level economics as compared to traditional insertion order based purchasing. We believe that an increased migration to our Platform Direct solution will ultimately increase the number of recurring campaigns and size of advertising spend on our platform and as a result, increase our gross profit.

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Expand into TV Brand Advertising. We plan to expand into the TV advertising market by continuing to build technologies that are relevant to brands that have traditionally advertised on TV. As the advertising industry evolves and new mediums are used by TV advertisers, we intend to continue to develop our platform with the goal of enabling TV advertisers to reach audiences wherever video advertisements are shown.

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Continue to Innovate. We intend to continue to make substantial investments in our platform by introducing enhancements and new features and functionality that position us to capture a larger share of new market opportunities. In addition to improving our algorithms and underlying software, we also intend to continue to invest in ways of extracting greater value from the data we collect for the benefit of our customers. We believe these investments will enhance our value proposition for both existing and prospective customers.

•	Extend Global Footprint. To best support our global advertisers, we plan to utilize our cloud-based architecture to expand our international presence in a cost-effective manner.

Our Customers

Our customers include many of the world’s leading advertisers. For example, during 2013, advertising for 67 advertisers listed on the 2012 AdAge Top 100 U.S. Brands was placed through our platform. Our Platform Direct customers primarily consist of brands, agencies, agency trading desks, ad networks and publishers. Our Platform Services customers are primarily composed of media agencies working on behalf of brand advertisers. For 2013, we had 208 Platform Direct Clients and we had 157 Platform Services customers that had Total Spend of at least $10,000 through our platform. For this purpose, all branches of a single entity are considered a single Platform Services customer. Platform Direct customers that had Total Spend (excluding revenue, which equals spend, from our video syndication software offering) with us of less than $10,000 through our platform had spend of $100,179, $263,014 and $389,483 in the years ended December 31, 2011, 2012 and 2013.

There were no customers that accounted for more than 10% of our revenue during the years ended December 31, 2011, 2012 and 2013. For this purpose, we define a Platform Direct customer as one which operates under a distinct contract with us for our Platform Direct offering and we define a Platform Services customer as one which has provided an insertion order and has a distinct billing address. Branches or divisions of an advertiser that operate under distinct contracts are generally considered as separate customers. In particular, we treat as separate customers different groups within global advertising agencies if they are based in different jurisdictions or with respect to which we have negotiated and manage separate contractual relationships. If all branches and divisions within each global advertising agency were considered to be a single customer, WPP plc, The Interpublic Group of Companies, Inc. and Publicis Groupe SA would have represented 20%, 11% and 11% of our 2013 total revenue, respectively.

The following case studies are reports from the customers identified below illustrating how these customers have been able to benefit from our Platform Direct and Platform Services offerings.

Lenovo

Situation: Lenovo wanted to scale its digital video advertising initiatives across four continents — requiring the brand, creative and media teams to manage a complex RFP process involving a multitude of vendors. As Lenovo’s digital advertising efforts broadened, it became increasingly difficult to manage the process and gain economic and performance visibility across its global initiatives.

Solution: With our Platform Direct solution, Lenovo has been able to manage all open marketplace media buys through a centralized platform, reducing the amount of vendors to manage. Lenovo has been able to obtain real-time insight into campaign costs and performance globally, allowing for dynamic refinements to media and targeting data throughout each campaign.

Result:

•	Lenovo reduced their cost per completed view by 67% during the first four months of using our Platform Direct offering;

•	Automated optimization led to significant improvements in campaign results;

•	Lenovo’s brand and media teams freed to shift time from managing the RFP process to planning future initiatives; and

•	Overall improved performance per spend based on brand awareness and purchase intent goals.

IKON

Situation: A leading restaurant chain presented Australian agency IKON Communications with the challenge of competing for market presence with a fraction of the media spend of its competitors. The chain primarily spent on traditional TV, but at certain reach and frequency goals, costs on TV alone increased significantly for each percent of incremental reach. IKON wanted to show that pairing TV with digital video advertising was the most cost-effective way to drive incremental reach of TV activity and wanted to measure the impact on brand metrics when TV and digital video were used together.

Solution: Based on increasing digital video consumption, and with limited use of digital video by competitors, IKON proposed a plan to invest in digital video advertising in addition to their TV advertising. Surveys deployed as part of the digital video advertising campaign managed on our platform measured consumer sentiment during the brand’s online and offline advertising initiatives — including ad recall, brand awareness, favorability and purchase intent.

Result:

•	Delivered 5% incremental reach beyond their TV campaign over the course of their advertising campaign;

•	6% lift in purchase intent above their control group from digital advertising; and

•	17% lift in purchase intent above their control group when digital advertising and TV advertising used in combination.

Targeted Victory

Situation: Targeted Victory is a leading digital agency focused on politically related advertising. For the 2012 presidential campaign, Targeted Victory needed to quickly reallocate video spend based upon daily results, which was difficult to accomplish utilizing multiple video sources.

Solution: Targeted Victory centralized its entire video spend, including accessing inventory on advertising networks such as Undertone and YuMe, on our platform. They also integrated their custom audience data into our platform.

Result:

•	Lowered media costs by an average of 28% during October 2012 relative to the video advertising providers they used prior to adopting our platform.

Harmelin

Situation: Harmelin Media is the largest independent full service media planning and buying agency in Pennsylvania. Harmelin manages over $150 million in regional television advertising for customers including Philadelphia Ford Dealer Association and Blue Diamond Growers. To help drive successful business outcomes for its customers, Harmelin developed a TV/Digital convergence video solution and needed a buying platform to consolidate investment, streamline workflow, and improve video campaign measurement and insights. One of Harmelin’s strategic goals for 2014 is to migrate third-party video advertising network spend to Harmelin’s new in-house programmatic buying team.

Solution: Our BrandPoint digital GRP planning and buying tools provide Harmelin with an intuitive solution to plan, buy, measure and optimize digital video in a comparable way to TV.

Result:

•	Our extensive reach in smaller regional TV markets provides Harmelin necessary scale; and

•	Harmelin is able to consolidate more than a dozen various digital video vendors on our platform.

Cadreon Australia

Situation: Cadreon is the programmatic buying unit for the Interpublic Group of Companies, or IPG. Utilizing various software and manual solutions for different parts of Cadreon’s video business was becoming increasingly inefficient. Cadreon Australia utilized our platform for video RTB buying but also wanted to streamline the management of its direct buys with premium publishers.

Solution: With our BrandAccess programmatic direct module, Cadreon Australia automated its direct buy process and centralized all video planning, buying and execution within our platform. Cadreon Australia media traders can now access video RTB inventory as well as inventory from premium publishers like Yahoo!7, Ninemsn and Fairfax Digital within a single platform.

Result:

•	Cadreon Australia has realized significant time savings in planning, buying, measuring and optimizing their digital video advertising campaigns;

•	Increased campaign performance including viewability and audience on-target rate; and

•	Seen significant growth in part by enabling its staff to focus on strategic and value-add tasks by automating its media buying.

Our Platform

Our platform integrates the various technology components and digital video ad inventory sources required to enable advertisers to manage and execute digital video advertising globally. Our platform is cloud-based and accessed using a simple and intuitive user interface. The components are organized into the three phases of managing a campaign: campaign planning, campaign execution and campaign measurement. In addition, we offer specific modules as part of our BrandSuite that integrate various platform components to create distinct solutions for our customers. The following graphic illustrates these components of our platform:

User Interface

Our user interface simplifies the video ad buying process and enables advertisers to launch sophisticated video campaigns in minutes. Each feature of the interface has been designed with the user in mind and offers an intuitive approach to planning campaigns, buying impressions, optimizing spend and measuring campaign effectiveness.

Campaign Planning

Customers access the information critical for campaign planning and then select the campaign parameters they require. Our interface dynamically predicts available inventory levels based on the targeting options and video ad formats selected by the customers.

Global Inventory

Using our platform, customers can access inventory across both public and private sources of inventory, on desktop, mobile and connected TV devices, in over 70 countries. We display inventory availability by publisher and ad format, enabling our customers to plan campaigns more effectively.

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Public Inventory Sources. Through public ad exchanges, supply-side platforms, publishers and ad networks, our platform is estimated to reach 96% of all U.S. Internet users and over 60% of global Internet users, according to comScore Media Metrix, November 2013. We connect with a large number of video ad exchanges, including all major exchanges, offering advertisers the ability to bid on an average of over 13 billion video ad impression auctions per day. In addition, our TubeMogul Select offering allows access to inventory from super premium publishers that only make their inventory available to limited high quality advertisers.

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Private Inventory Sources. Many publishers seek to control their premium inventory and offer it directly to advertisers. Using our BrandAccess module, advertisers can establish an automated connection to inventory they buy directly from premium publishers using our platform. By consolidating private inventory onto our platform, customers benefit from integrated planning, buying and reporting for their entire video buy. This provides customers with a more streamlined workflow, consistent application of targeting data and optimization across sources of inventory.

Audience Targeting

Our platform offers advertisers control over multiple targeting parameters to enable them to deliver video campaigns to their desired audiences. Targeting options that can be selected include first- and third-party audience data, site-level contextual targeting, keyword topic targeting, global geo targeting, device, operating system, day of week and time of day.

Ad Formats and Rich Media

There are many different ways to present video advertising on digital devices and we enable access to inventory across video ad formats including: pre-roll, in-banner (user-initiated), social, mobile, tablet and connected TV. An ad configurator within our platform allows simple and rapid creation of interactive creative elements, such as call-to-action animations, banner overlays or social network sharing buttons.

Campaign Execution

Our powerful, real-time optimization and decisioning engine helps enhance brand advertising performance while at the same time focusing on brand safety.

Media Buying

Our platform automates impression buying and ad serving for campaigns. Based on budget and targeting parameters set in the planning module, our platform continually evaluates impressions across sources of inventory and dynamically bids for each impression. When an auction is won, the platform serves the ad to the publisher site to be displayed to the user. The entire process typically takes less than 0.25 seconds.

Decisioning and Optimizing

Our platform enables customers to purchase the “best” impression each time according to the audience targeting criteria established in the campaign planning phase. Each second, our platform evaluates as many as 150,000 ad impressions, determines which impressions would be desirable for our customers, based on their targeting criteria, and bids accordingly.

In addition to the decisions made on each bid for an ad impression, our platform continually evaluates which of the criteria are delivering the best performance and then automatically makes adjustments to the bidding strategy to help maximize overall campaign performance.

Fraudulent Placements and Brand Safety

Using site, page and player safety technology, our platform is designed to screen and block sites with objectionable content, in-banner auto-play ad placements and fraudulent bot-driven traffic, with the goal of ensuring that ad placements are consistent with campaign objectives. Our multi-layered approach for protecting brand equity includes manual site screening and categorizing of websites according to content quality, combined with technology that assesses page and placement level content.

Campaign Measurement

We reduce the complexity typically associated with video ad buys by offering a unified view of advertising performance across the campaign for all sources of inventory. Comprehensive and granular site, audience and video level analytics are delivered in real-time across all sources of inventory accessed through our platform.

Audience Verification

We enable advertisers to compare the reach and frequency of their digital and TV campaigns with a common GRP metric through our integration with Nielsen reporting. In addition, our audience analytics help brands gain valuable insights into the types of consumers they reach with information about age, gender and other relevant demographic traits that are important to advertisers.

Brand Metrics

We offer our proprietary integrated brand survey module that enables advertisers to understand the impact of a campaign with survey-based measurement of brand awareness, favorability, purchase intent and other metrics. We also support major third-party brand survey providers.

Video Analytics

We provide transparent, site-by-site video analytics that enable advertisers to measure the effectiveness of their campaigns. Detailed information on how viewers are consuming videos includes real-time tracking and analysis for metrics such as viewed minutes, completion rates, playtime per view, social shares and geo tracking down to the city level.

Viewability Measurement

We offer viewability reporting that enables advertisers to determine whether their ads were viewed based upon 11 metrics including viewable impressions, viewability rate, viewable completions and player size. Our viewability reporting is based on OpenVideoView, an open source software technology originally developed by us. We founded the OpenVideoView consortium, which is currently supported by over 20 industry members.

BrandSuite

To supplement the various phases of our campaign management platform, we offer our BrandSuite collection of software modules. These modules include:

BrandAccess

BrandAccess enables advertisers to automate direct buys of inventory from premium publishers and other sources of inventory, including ad networks. With BrandAccess, our customers benefit from improved on-target audience delivery and viewability reporting across all the sources of video inventory they utilize.

BrandPoint

BrandPoint provides a simple solution for advertisers that want to plan, buy and measure digital video based on GRPs. By mirroring broadcast buying practices — such as the ability to target by demographic criteria and desired GRPs — advertisers can execute digital video campaigns in a comparable way to TV. BrandPoint is built on proprietary audience modeling technology that is designed to continually learn and adjust automatically over time and includes integrated Nielsen-verified reporting.

BrandSafe

BrandSafe is our multi-layered approach to protect brand equity that is part of our core platform and includes:

SiteSafe. Every site that is available on our platform has been manually screened and categorized into a 3-Tier structure by site quality. Advertisers have complete control over which tiers they are comfortable running on and are able to select sites before, and even during, a campaign.

PageSafe. PageSafe examines the content of individual web pages and determines if they contain objectionable content. This technology is integrated into our real-time buying process, so we can block ads before they are served on pages with offensive content. Pages are categorized into safety ratings (G, PG-13, PG, R) and topics that may be objectionable to the advertiser, such as alcohol, tobacco or adult content, and advertisers can select the safety rating and topics on which they want to avoid running ads.

PlaySafe. PlaySafe prevents in-banner auto-play video ads from running within display banners on low quality sites. We manually identify and categorize these placements on the platform and run PlaySafe technology to detect ad unit and video player size.

BrandSights

BrandSights is an integrated survey module that enables advertisers to gather insights in real-time. In the same way video campaigns are set up and managed on our platform, BrandSights enables customers to easily create, target and launch customized surveys to measure brand awareness, favorability and purchase intent.

Customer Service, Support and Training

We offer a full-service campaign management solution that runs on our platform for those advertisers seeking to transact on a campaign-by-campaign basis using our Platform Services team. This team utilizes our platform to execute campaigns according to customer specifications. Our sales and support teams respond to RFP’s, execute campaigns and provide periodic reporting.

As part of our Platform Direct offering, we provide a dedicated customer support team to our customers. This team assists customers with advanced campaign setup and execution as needed. This team also educates customers on the benefits of our platform and provides training to customers to enable them to extract the most value from our platform. We also have a dedicated training team that designs the training curriculum, manages our extensive “Help Wiki” that customers can access via our platform, and runs the certification program we offer our customers to verify their skill level in using our platform.

Technology and Infrastructure

Our platform is the result of a significant and sustained financial investment over seven years of research and engineering efforts. Our product and research and development organizations are responsible for the design, development and testing of our platform. We are committed to continuous innovation and rapid introduction of new technologies, features and functionality that bring value to our customers.

Core elements of the platform include:

•	Scalable Big Data Architecture. Our platform is composed of scalable and flexible services built from proprietary and open-source technologies. On a daily basis, the platform reviews billions of ad opportunities and runs over 10 terabytes of queries on this data. Our platform infrastructure is a hybrid of cloud services and collocated facilities in six global data centers across three continents.

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Real-Time Bidding. On average, our real-time bidding technology evaluates more than 13 billion ad opportunities per day, with each ad opportunity evaluated in less than approximately 50 milliseconds. Our core bidding technology utilizes adapters that allow it to communicate in the format required by different sources of inventory. This allows our platform to easily adapt to a variety of inventory formats, including across channels such as mobile and connected TV.

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User Demographics Predictive Models. Our machine learning team leverages the massive data sets captured by our platform to build predictive models around user demographic attributes to maximize alignment with Nielsen Online Campaign Ratings and/or Comscore Validated Campaign Essentials, the primary third-party verification services for the digital video advertising industry. Data from our platform is continually fed back into these models, which are reconstructed daily, and improve with engagement with consumers.

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Optimization. During campaign execution, the optimization engine continually scores a variety of attributes of each impression, such as website, industry vertical or geography, for their likelihood to achieve campaign performance goals. Our real-time bidding engine then shifts budget in real-time to those delivering the most optimal performance. Our platform enables customers to set multiple, simultaneous optimization goals.

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Video Ad Serving. Our platform includes a robust, globally-distributed video ad server capable of low-latency delivery of digital video ads onto digital devices. The ad server supports uploading video files, transcoding files into the required format and rendering custom interactive components.

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Real-Time Analytics. Data is collected regarding inventory available for ad opportunities for continuous assessment of the availability of advertising inventory and the associated costs of that inventory. In addition, real-time campaign delivery and spend totals are used to manage campaign budgets and goal caps, as well as for campaign reporting. All collected data is fed back into the optimization engine to improve campaign performance, and into machine-learning models for user demographic predictive modeling.

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World-Class User Interface. A self-serve user interface provides a robust and intuitive set of campaign workflow management, data reporting and visualization tools, ensuring video advertising campaigns can be easily managed by our broad customer set. User experience and interface design have been paramount in designing an interface that is as simple as most consumer products.

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Partner Integrations. Our platform is integrated with over 300 sources of inventory and dozens of data management platforms and data exchanges, making thousands of targeting segments available for reaching a desired audience through our platform. Our platform incorporates numerous third-party ad servers, ad verification services, survey vendors and other third-party campaign tools to streamline various campaign execution processes.

The technical infrastructure for our platform is currently primarily managed through third-party web hosting services providers, or third-party service providers, and to a limited extent our own servers which are located at a third-party data center facility. We do not have long term agreements with these service providers and the operator of the data center facility.

Our research and development expenses were $3.8 million, $7.4 million, $11.8 million and $3.8 million for the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2014, respectively.

Sales and Marketing

Sales

Our global sales force is focused on growing the number of our customers, particularly our Platform Direct customers. We grew our sales force by 100% between December 31, 2012 and March 31, 2014 and as of March 31, 2014, our sales team included 74 employees. Within our sales force, as of December 31, 2013, our Platform Direct sales team included five full-time ramped salespeople and our Platform Services sales team included 23 full-time ramped salespeople. We define a ramped salesperson as a salesperson who has been employed by us as a salesperson for at least nine months. We plan to selectively add to our sales force. Our Platform Direct sales team sells our enterprise software solution to customers who want to directly manage and execute their digital video advertising initiatives. These customers include brands, agencies, agency trading desks, ad networks, and publishers seeking to augment their own inventory to satisfy their campaign commitments. Platform Direct sales are complex and difficult to complete. Prospective customers generally consider a number of factors at a senior level and over an extended period of time. Our Platform Direct sales team seeks to build relationships with senior-level decision makers, usually vice president and above at these organizations, and focuses their efforts on informing prospective customers about the value our platform offers. Our Platform Services team primarily addresses media agencies working on behalf of brand advertisers who prefer a fully managed service solution and typically purchase through an RFP and insertion order process. Our Platform Services team includes salespeople and the account managers who execute and optimize campaigns on our customers’ behalf.

Marketing

Our marketing activities are focused on increasing awareness of our brand, executing thought-leadership initiatives, supporting our direct sales team and generating new advertiser leads. We seek to accomplish these objectives by presenting at industry conferences, hosting customer conferences, publishing white papers and research, public relations, social media, and executing integrated advertising campaigns that include direct e-mail, digital advertising, webinars and blog posts.

We host three annual customer conferences, known as TubeMogul University, in North America, Europe and Asia-Pacific. We offer 2-3 days of education, training and other activities at these conferences. We believe these events have increased our profile in each region, developed our reputation as a thought-leader in the industry and helped to solidify relationships with customers.

Employees and Culture

As of March 31, 2014 we had 280 worldwide employees, 53 of which are located outside of the United States. Our engineering and product teams reside within our Emeryville, California headquarters. We have 62 engineering and product employees, many with backgrounds in big data, machine-learning and distributed systems. None of our employees are covered by collective bargaining agreements. We believe our employee relations are good and we have never experienced any work stoppages.

We have a strong, founder-led culture that is cultivated and sustained through highly coordinated training and performance management. We have received many industry awards, including the 2013 ASPY Award for Best Customer Service.

Competition

The market to provide programmatic solutions for digital video brand advertising is at an early stage of development. As such, this market is rapidly evolving and highly competitive, subject to changing technology, branding objectives and customer demands. We compete primarily with companies developing solutions to automate the purchase of video advertising impressions across multiple sources of inventory. We also compete with other companies that address certain aspects of the digital video advertising market, including demand-side platforms and video-focused ad networks, and in-house tools and custom solutions currently used by brand advertisers and their agencies and by publishers to manage advertising activities. In addition, we compete for advertising spend with large entities that offer digital video advertising services as part of a larger solution for digital media buying. In the future, we may compete with companies developing comprehensive marketing platforms. Other companies that offer analytics, mediation, exchange or other third-party specific technologies may also compete with us. As our platform evolves and we introduce new technologies, features and functionality of our platform, we may become subject to additional competition. Some of our current and prospective competitors in the broader digital advertising market have substantially greater resources and longer histories than us in the digital advertising space, may actively seek to serve our market and have the power to significantly change the nature of the marketplace to their advantage. These companies could develop and offer new solutions that directly compete with ours or leverage their position to make changes to their existing platforms that could be disadvantageous to our competitive position.

We believe the principal competitive factors in our industry include the availability of brand-focused tools and an easy to use user interface, the capability to enable advertisers to effectively reach target audiences, multi-device campaign execution capability, buy-side positioning, proven and scalable technologies, relationships with leading brand advertisers and their respective agencies and brand awareness and reputation. We believe that we compete favorably with respect to all of these factors and are well-positioned as a provider of a digital video brand advertising software platform.

Intellectual Property

The protection of our technology and intellectual property is an important component of our success. We rely on intellectual property laws, including trade secret, copyright, trademark and patent laws in the United States and abroad, and use contracts, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements and other contractual rights to protect our intellectual property.

As of March 31, 2014, we held one issued U.S. patent, which expires in 2028 and had filed seven non-provisional patent applications and one provisional patent application in the United States. In addition, we maintain a trademark portfolio including common law trademarks, trademark applications pending in the United States, Canada and the European Union, and a trademark registration with the World Intellectual Property Organization.

Circumstances outside of our control could pose a threat to our intellectual property rights. Effective intellectual property protection may not be available in the United States or other countries in which we provide our solution. In addition, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective. Any impairment of our intellectual property rights could harm our business, our ability to compete and harm our operating results. In addition, as the number of competitors grows and solutions of competitors overlap, we may in the future face claims by third parties that we infringe upon or misappropriate their intellectual property rights, and we may be found to be infringing upon or to have misappropriated such rights. In the future, we, or our customers, may be the subject of legal proceedings alleging that our solutions or underlying technology infringe or violate the intellectual property rights of others.

Privacy and Government Regulation

We and our customers use data about Internet users collected through our platform to manage and execute ad campaigns in a variety of ways, including delivering advertisements to Internet users in particular geographic locations and using particular devices, and to enhance the accuracy of our demographic categorization of websites and Internet users. In addition, our customers may elect to use their own data about Internet users and data segments provided by third-party data companies on our platform to target advertisements to particular audiences. We do not use data that can be used to identify specific people, and we take steps to avoid collecting such personally identifiable information from any source. The definition of personally identifiable information, or personal data, however, varies by country and is evolving, and therefore we have to continually assess our technology platform against an evolving legal landscape. Future regulation affecting our ability to collect and use this data could harm our business. The collection and use of data about Internet users has come under scrutiny by consumer advocacy organizations and regulatory agencies in the U.S. and abroad that focus on online privacy. More specifically, these groups have voiced concern about the use of cookies and other online tools to record an Internet user’s browsing history, and the use of that information to deliver advertisements online based on inferred interests of the Internet user. If future regulation, industry standards or consumer preferences make the collection or use of such data more difficult or impracticable, the value of online advertising could be adversely affected which, in turn, could impact the demand for our products. The costs of compliance with privacy and other laws and regulations are high and are likely to increase in the future and any failure on our part to comply with laws and regulations may expose us to significant liabilities.

We participate in several industry self-regulatory organizations, including the Network Advertising Initiative, or NAI, the Digital Advertising Alliance, or DAA, and the Internet Advertising Bureau. The self-regulatory principles for “interest based” or “online behavioral” advertising upheld by the NAI, the DAA and other organizations require us to provide consumers with notice and choice, including the ability to opt out of interest-based advertising. Our privacy policy offers consumers an easy, one-click opt-out mechanism, which we highlight for consumer users by using an icon with a link to our privacy policy in or around advertisements we handle that are targeted based on consumer interests. In addition to industry self-regulation, our compliance with our privacy policy is also subject to regulation by the United States Federal Trade Commission which may bring enforcement actions under Section 5 of the Federal Trade Commission Act against unfair and deceptive trade practices, including the violation of privacy policies.

Facilities

We maintain our principal office, totaling approximately 35,000 square feet, in Emeryville, California, under a combination of leases and subleases that expire between 2014 and 2017. We maintain additional leased space in several locations globally, including in Kiev, Ukraine for a small supplemental systems operations support team. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, we will be able to secure additional space to accommodate any such expansion of our operations.

Legal Proceedings

We are not currently a party to any legal proceedings, litigation, or claims that could materially affect our business, results of operations, cash flows, or financial position. We may, from time to time, be party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of any future matters could materially affect our future results of operations, cash flows or financial position.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors:

Name	Age	Title
Brett Wilson	40	Chief Executive Officer, President and Director
Paul Joachim	49	Chief Financial Officer
John Hughes	36	President of Products
Jason Lopatecki	38	Chief Strategy Officer
Adam Rose	39	Chief Technology Officer
Chip Scovic	44	Chief Revenue Officer
Eric Deeds	43	General Counsel and Secretary
Keith Eadie	36	Chief Marketing Officer
Daniel Schotland	38	Vice President of Operations
Ajay Chopra (1) (2)	57	Director
Russell Fradin (3)	37	Director
Ashu Garg (3)	44	Director
Jack Lazar (1)	49	Director
David Toth (1) (2)	57	Director
Thomas Vardell	45	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Brett Wilson co-founded TubeMogul and has served as our President and Chief Executive Officer since our inception in March 2007. Prior to founding TubeMogul, he founded YouCanSave.com, an ecommerce company, in August 1999 and served as its President until August 2004. Mr. Wilson also worked as a technology consultant at Accenture from 1996 to 1999 leading large financial system implementations. Mr. Wilson holds a B.S. in Business Administration from California State University, Chico and an M.B.A. from the Haas School of Business at the University of California, Berkeley. We have determined that Mr. Wilson’s perspective, operational and historical expertise gained from his experience as our co-founder, President, Chief Executive Officer and one of our largest stockholders, make him a critical member of our board of directors.

John Hughes co-founded TubeMogul and has led Product Development since our inception in March 2007. He also served as the Chief Technology Officer of TubeMogul from March 2007 to October 2009. He originally conceived of TubeMogul while attending business school with Brett Wilson. Prior to TubeMogul Mr. Hughes was a Product Manager at Gateway, Inc. from February 2003 to June 2005. Mr. Hughes holds a B.S. in Pre-Medicine from Pennsylvania State University and an M.B.A from the Haas School of Business at the University of California, Berkeley.

Paul Joachim has served as our Chief Financial Officer since April 2013. He served as our Chief Revenue Officer from February 2012 to March 2013. Prior to joining us, from February 2006 to January 2012 Mr. Joachim was employed by Vibrant Media, Inc., a digital advertising company, most recently as Senior Vice President and Managing Director, Americas. Previously, he was a Managing Director with investment banking firm Jefferies Broadview where he worked from 1995 to 2006. Mr. Joachim was with IBM in sales from 1988 to 1993. Mr. Joachim holds a B.S. in Mechanical Engineering from the University of California, Berkeley and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

Jason Lopatecki has served as our Chief Strategy Officer since October 2008. Previously, Mr. Lopatecki co-founded and served as Chief Executive Officer of Illumenix, a video analytics software company, from 2008 until it was acquired by TubeMogul in October 2008. Mr. Lopatecki worked at Calix Networks, a communication equipment supplier, from 2000 to 2007, serving as the Product Architect for the E-series product line. Mr. Lopatecki started at Calix in the ASIC (chip-design) team. Mr. Lopatecki holds a B.S. in Electrical Engineering and Computer Science from the University of California, Berkeley.

Adam Rose has served as our Chief Technology Officer since October 2008. Previously Mr. Rose co-founded and served as Chief Technology Officer of Illumenix, a video analytics software company, from 2008 until it was acquired by TubeMogul in October 2008. From March 2001 to April 2008, Mr. Rose held positions as a Software Engineer, Engineering Manager and Systems Architect at Calix Networks, a communication equipment supplier. From 1999 to 2001, Mr. Rose served as a Software Engineer at Cyras Systems, an optical networking platform developer, which was acquired by Ciena Systems. From 1997 to 1998, Mr. Rose worked as a Software Integration Engineer at Spar Aerospace. Mr. Rose holds a B.Eng. in Computer Engineering from the Royal Military College of Canada.

Chip Scovic has served as our Chief Revenue Officer since April 2013. From December 2009 to March 2013, Mr. Scovic ran Google’s media platforms business for brands and independent agencies, as well as Google’s programmatic buying strategy for brand advertisers. Prior to that, Mr. Scovic served as Vice President of Sales at Teracent, Inc., an online advertising company, from February 2009 until Teracent was acquired by Google in December 2009. From September 2005 to February 2009 Chip worked at Yahoo!, an internet media company, where he ran Yahoo! video ad sales. Mr. Scovic holds a B.A. in Political Science from Miami University and a J.D. from Ohio Northern University. Before his career in digital media, Chip was a criminal prosecutor and practiced law in the State of Delaware.

Eric Deeds has served as our General Counsel and Secretary since April 2013. From October 1999 to March 2013, Mr. Deeds served as an attorney in the Corporate and Securities practice group at DLA Piper LLP (US). Mr. Deeds holds a B.A. in Economics from the University of Michigan and a J.D. from the Georgetown University Law Center.

Keith Eadie has served as our Chief Marketing Officer since February 2014. He also served as our Vice President of Marketing from January 2012 to January 2014 and our Director of Marketing from June 2010 to December 2011. Prior to joining us, from September 2008 to May 2010, Mr. Eadie served as a technology and digital media consultant for the Boston Consulting Group, a management consulting firm. Mr. Eadie holds a B.Com. from the University of British Columbia and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

Daniel Schotland has served as our Vice President of Operations since April 2013. In this capacity, Mr. Schotland oversees our global operations team. From 2003 to 2013, Mr. Schotland served as Vice President of Client Services and Vice President of Business Development for Experian Marketing Services, a global provider of integrated consumer data. Mr. Schotland started his career as a technology consultant for Deloitte Consulting leading large enterprise resource planning implementations. Mr. Schotland holds a B.S. from the Haas School of Business at the University of California, Berkeley.

Non-Employee Directors

Ajay Chopra has served on our board of directors since April 2009. Mr. Chopra is currently a General Partner at Trinity Ventures, an early stage venture firm, which he joined in 2006. Prior to joining Trinity Ventures, Mr. Chopra co-founded Pinnacle Systems Inc., a media technology company, in 1986, and served in a variety of roles at various times while at Pinnacle, including as President and Chief Executive Officer, Chairman of the Board, and Chief Operations Officer, until it was acquired by Avid Technology Inc. in August 2005. Mr. Chopra holds a B.S. in Electrical Engineering from Birla Institute of Technology and Science in India and an M.S. in Electrical Engineering from Stony Brook University. As an active venture capital investor, Mr. Chopra is a member of the boards of directors of several private technology companies and serves as a member of the audit committee or compensation committee on some of these boards. We have determined that Mr. Chopra is qualified to serve as a member of our board of directors because of his experience in both managing and evaluating companies as an executive officer, board member and investor.

Russell Fradin has served on our board of directors since July 2012. Mr. Fradin is the co-founder and has served as Chief Executive Officer of Dynamic Signal Inc., a marketing company, since November 2010. From October 2005 to April 2010 , Mr. Fradin co-founded and served as Chief Executive Officer of Adify Corporation, an on-line advertising company sold to Cox Enterprises. Prior to founding Adify, Mr. Fradin held executive positions with Wine.com, comScore and FlyCast Communications. Mr. Fradin is an active angel investor and serves on a number of boards of directors. Mr. Fradin holds a B.S. in Economics from the Wharton School at the University of Pennsylvania. We have determined that Mr. Fradin is qualified to serve as a member of our board of directors because of the breadth of his operational background and experience as an executive and director at a diverse range of digital media and online marketing companies.

Ashu Garg has served on our board of directors since September 2010. Mr. Garg is currently a General Partner at Foundation Capital, LLC, an early stage venture firm, which he joined in 2008. Mr. Garg currently serves on the boards of directors of several private technology companies. From 2003 to 2008, Mr. Garg served as General Manager of various groups at Microsoft Corporation. In addition, Mr Garg also worked with McKinsey & Company serving technology clients across Asia and North America. Mr. Garg holds a B.S. in Technology Engineering from the Indian Institute of Technology at New Delhi and an M.B.A. from the Indian Institute of Management at Bangalore. We have determined that Mr. Garg is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies, especially in the digital media and online video sectors.

Jack Lazar has served on our board of directors and as audit committee chairman since October 2013. Mr. Lazar is currently the Chief Financial Officer at GoPro, a provider of wearable and mountable capture devices. In addition, Mr. Lazar has served on the board of directors and on the audit committee of Silicon Labs, a semiconductor company from April 2013. From May 2011 to January 2013, Mr. Lazar was Senior Vice President, Corporate Development and General Manager of Qualcomm Atheros, Inc. From September 2003 until the acquisition of Atheros Communications, Inc., a publicly traded provider of communications semiconductor solutions, by Qualcomm in May 2011, Mr. Lazar served in various positions at Atheros, most recently as Senior Vice President of Corporate Development, Chief Financial Officer and Secretary. Mr. Lazar is a certified public accountant and holds a B.S. in Commerce with an emphasis in Accounting from Santa Clara University. We have determined that Mr. Lazar is qualified to serve as a member of our board of directors because of his strong financial and operational expertise gained from his experience as a technology company executive and consultant.

David Toth has served on our board of directors since 2008. He co-founded NetRatings, a leading provider of Internet audience information and analysis, in 1997 and served as its the President and Chief Executive Officer of until 2003. Prior to forming NetRatings, Mr. Toth was a Vice President at Hitachi Computer Products where he led the Network Products Group and was responsible for the development, sales and marketing of numerous hardware and software products. Mr. Toth is a member of the board of directors of several private companies. Mr. Toth holds a B.S. in Electrical Engineering from the University of Pittsburgh. We have determined that Mr. Toth is qualified to serve as a member of our board of directors because of his experience as a technology company executive in the digital media sector.

Thomas Vardell has served on our board of directors since January 2013. Mr. Vardell is a Managing Director of Northgate Capital, L.L.C., a venture capital and private equity firm, which he co-founded in 2000. He is a member of the board of directors of a privately held network data storage company, and is a board observer or advisory board member of a number of other venture-backed private companies. Mr. Vardell holds a B.S. in Industrial Engineering from Stanford University. We have determined that Mr. Vardell is qualified to serve as a member of our board of directors because of his substantial operational and business-building expertise.

Board Composition

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to our amended and restated certificate of incorporation and our amended and restated bylaws which will become effective immediately prior to the completion of this offering. Our board of directors currently consists of seven members, six of whom qualify as “independent” under the listing standards of NASDAQ.

All of our directors except Mr. Lazar currently serve on the board pursuant to the voting provisions of our amended and restated investor rights agreement between us and several of our stockholders. This agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors.

Our board of directors will be divided into three classes with staggered three-year terms as follows:

•	Class I directors will be Messrs. Wilson and Garg, and their terms will expire at the annual general meeting of stockholders to be held in 2015;

•	Class II directors will be Messrs. Toth and Vardell, and their terms will expire at the annual general meeting of stockholders to be held in 2016; and

•	Class III directors will be Messrs. Chopra, Fradin and Lazar, and their terms will expire at the annual general meeting of stockholders to be held in 2017.

The authorized number of directors may be changed only by resolution of our board of directors. This classification of our board of directors into three classes with staggered three-year terms may have the effect of delaying or preventing changes in our control of our company or management.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that none of Messrs. Chopra, Fradin, Garg, Lazar, Toth and Vardell has a relationship that would interfere with the exercise of independent judgment in carrying out such director’s responsibilities and that each of these directors is “independent” as that term is defined under the listing standards of NASDAQ.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee and may establish other committees from time to time. Our board of directors has adopted a written charter for each of the audit committee, the compensation committee and the nominating and corporate governance committee that satisfy the listing standards of NASDAQ. The full text of these charters is available on our corporate website at www.tubemogul.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and such information should not be considered part of this prospectus.

Audit Committee

Our audit committee is currently comprised of Messrs. Chopra, Lazar and Toth, with Mr. Lazar serving as our audit committee chairperson. Our board of directors has determined that all of the members of the audit committee possess the level of financial literacy and sophistication required under the listing standards of NASDAQ, and that Mr. Lazar is an audit committee financial expert as defined by SEC rules. Our board of directors has also determined that Messrs. Chopra, Lazar and Toth satisfy the independence requirements of audit committee members under the applicable rules and regulations of the SEC and the listing standards of NASDAQ.

Our audit committee is responsible for, among other things:

•	appointing, compensating, retaining and overseeing our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing, with our independent registered public accounting firm, all critical accounting policies and procedures;

•	reviewing with management the adequacy and effectiveness of our internal control structure and procedures for financial reports;

•

reviewing and discussing with management and our independent registered public accounting firm our annual audited financial statements and any certification, report, opinion or review rendered by our independent registered public accounting firm;

•	reviewing and investigating conduct alleged to be in violation of our code of conduct;

•	reviewing and approving related party transactions;

•	preparing the audit committee report required in our annual proxy statement; and

•	reviewing and evaluating, at least annually, its own performance and the adequacy of the committee charter.

Compensation Committee

Our compensation committee is currently comprised of Messrs. Chopra and Toth, with Mr. Toth serving as our compensation committee chairperson, each of whom satisfies the independence requirements under the applicable rules and regulations of the SEC and the listing standards of NASDAQ. In addition, each member of our compensation committee qualifies as a “non-employee director” as defined pursuant to Rule 16b-3 promulgated under the Exchange Act and an “outside director” for purposes of Section 162(m) of the Code.

Our compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers;

•	reviewing and approving the following compensation for our Chief Executive Officer and our other executive officers: salaries, bonuses, incentive compensation, equity awards benefits and perquisites;

•	recommending the establishment and terms of our incentive compensation plans and equity compensation plans, and administering such plans;

•	recommending compensation programs for directors;

•	preparing disclosures regarding executive compensation and any related reports required by the rules of the SEC;

•	making and approving grants of options and other equity awards to all executive officers, directors and all other eligible individuals; and

•	reviewing and evaluating, at least annually, its own performance and the adequacy of the committee charter.

In carrying out these responsibilities, the compensation committee reviews all components of executive compensation for consistency with our compensation philosophy and with the interests of our stockholders.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Fradin and Garg, with Mr. Fradin serving as our nominating and corporate governance committee chairperson, each of whom satisfies the independence requirements under applicable rules and regulations of the SEC and the listing standards of NASDAQ.

Our nominating and corporate governance committee is responsible for, among other things:

•	assisting our board of directors in identifying qualified director nominees and recommending nominees for each annual meeting of stockholders;

•	developing, recommending and reviewing corporate governance principles and a code of conduct applicable to us;

•	assisting our board of directors in its evaluation of the performance of our board of directors and each committee thereof; and

•	reviewing and evaluating, at least annually, its own performance and the adequacy of the committee charter.

Compensation Committee Interlocks and Insider Participation

Neither Mr. Chopra nor Mr. Toth is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

In four closings on December 10, 2012, February 1, 2013, March 25, 2013 and May 9, 2013, we sold an aggregate of 852,546 shares of our Series C preferred stock at a price of $6.4748 per share for an aggregate purchase price of approximately $5,520,062 to entities affiliated with Trinity TVL X, LLC, of which Mr. Chopra is a management member. In connection with the Series C preferred stock financing, we entered into an Amended and Restated Investor Rights Agreement and an Amended and Restated Right of First Refusal and Co-Sale Agreement with our preferred holders including entities affiliated with Trinity TVL X, LLC, pursuant to which we granted rights relating to the registration of their shares of common stock issued or issuable upon conversion of the shares of preferred stock held by them, a right of first refusal with respect to sales of our shares, delivery of periodic financial statements and grants of rights of first refusal and co-sale with respect to proposed transfers of our securities by stockholders. For more information, please see “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics, which outlines the principles of legal and ethical business conduct under which we do business. The code is applicable to all of our directors, officers and employees and is available on our corporate website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act to the extent required by applicable rules and exchange requirements.

Non-Employee Director Compensation

Our non-employee directors do not currently receive, and did not receive in 2013, any cash compensation or any fee reimbursement for their service on our board of directors and committees of our board of directors. The following table provides information regarding total compensation that was granted to our non-employee directors during the year ended December 31, 2013.

Director Name	Option Awards (1)	Total
Ajay Chopra	$—	$—
Russell Fradin(2)	—	—
Ashu Garg	—	—
Jack Lazar(3)	448,804	448,804
David Toth(4)	—	—
Thomas Vardell	—	—

(1)	The amounts in the “Option Awards” column reflect the aggregate grant date fair value of stock options granted during 2013, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 7 to our notes to consolidated financial statements included elsewhere in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	As of December 31, 2013, Mr. Fradin had one option to purchase a total of 50,000 shares. The shares subject to the stock option have an exercise price of $0.70 per share and vest over a four-year period as follows: 25% of the shares underlying the option vested on July 19, 2013 and thereafter 1/48th of the shares vest each month, subject to Mr. Fradin’s continued service with us through each vesting date. On December 30, 2013, Mr. Fradin exercised 17,708 shares subject to this option and as of December 31, 2013 had an option for 32,292 remaining shares, none of which were vested.
(3)	As of December 31, 2013, Mr. Lazar had one option to purchase a total of 112,500 shares. The shares subject to the stock option have an exercise price of $2.76 per share and vest over a four-year period with respect to 1/48th of the shares vest each month, subject to Mr. Lazar’s continued service with us through each vesting date. 4,687 of the shares subject to this option were vested as of December 31, 2013. The remaining unvested shares subject to this stock option will accelerate and vest in full in the event of a Change of Control (as defined in Mr. Lazar’s offer letter). In addition, in the event of a termination or a Change of Control (as defined in Mr. Lazar’s offer letter), all vested options will remain exercisable over the life of the option grant. The shares subject to this stock option will accelerate and vest in full in the event of a Change of Control (as defined in the 2007 Plan) in which the successor corporate entity does not assume, continue or otherwise substitute for the awards.
(4)	As of December 31, 2013, Mr. Toth had one option to purchase a total of 50,000 shares. The shares subject to the stock option have an exercise price of $0.70 per share and vest over a four-year period with respect to 1/48th of the shares vest each month, subject to Mr. Toth’s continued service with us through each vesting date. 20,833 of the shares subject to this option were vested as of December 31, 2013. The shares subject to this stock option will accelerate and vest in full in the event of a Change of Control (as defined in the 2007 Plan) in which the successor corporate entity does not assume, continue or otherwise substitute for the awards.

Directors who are also our employees receive no additional compensation for their service as a director. During the year ended December 31, 2013, one of our directors, Mr. Wilson, our President and Chief Executive Officer, was an employee and did not receive any additional compensation for his services as director.

Outside Director Compensation Policy

In April 2014, our board of directors adopted a policy for the compensation for our non-employee directors, or the Outside Directors, effective following the completion of this offering. Outside Directors will receive compensation in the form of equity granted under the terms of our 2014 Equity Incentive Plan, or the 2014 Plan, as described below:

Initial award. Each person who first becomes an Outside Director following this offering will be granted (i) an option to purchase shares having a grant date fair value equal to $100,000, or the Initial Option, and (ii) RSUs with a grant date fair value equal to $100,000, or the Initial RSU Award. The shares underlying the Initial Option and Initial RSU Award will vest and become exercisable, as to one-third of the shares subject to such award on each anniversary of the commencement of the individual’s service as an Outside Director, subject to continued service as a director through the applicable vesting date.

Annual award. On the date of each annual meeting of our stockholders, each Outside Director who has served on our board of directors for at least the preceding six months will be granted (i) an option to purchase shares having a grant date fair value equal to $50,000, or the Annual Option, and (ii) RSUs with a grant date fair value equal to $50,000, or the Annual RSU Award. All of the shares underlying the Annual Option and Annual RSU Award will vest and become exercisable upon the earlier of (i) the day prior to the next year’s annual meeting of stockholders or (ii) one year from grant, subject to continued service as a director through the applicable vesting date.

EXECUTIVE COMPENSATION

This section describes the material elements of compensation awarded to, earned by, or paid to our Chief Executive Officer and two other mostly highly compensated individuals who served as our executive officers during the year ended December 31, 2013. Throughout this prospectus, these three officers are referred to as our named executive officers:

•	Brett Wilson, our President and Chief Executive Officer;

•	John Hughes, our President of Products; and

•	Chip Scovic, our Chief Revenue Officer.

2013 Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers as of December 31, 2013.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)		Total ($)
Brett Wilson
President and Chief Executive Officer	2013	325,000		—	1,018,683	117,500	(2)	1,461,183

John Hughes
President of Products	2013	225,000		—	356,539	42,041	(2)	623,580

Chip Scovic
Chief Revenue Officer	2013	182,853	(3)	—	506,593	91,482	(4)	780,928

(1)	The amounts reported reflect the aggregate grant date fair value of option awards granted during the year as computed in accordance with ASC Topic 718. The assumptions used to calculate these amounts are discussed in Note 7 to our notes to consolidated financial statements included elsewhere in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	The amounts consist of payments earned for achievement of mutually agreed-upon performance objectives. See “—2013 Executive Bonus Arrangements” below for further information on awards made pursuant to this arrangement. Amounts earned are payable annually, with such payments made in January 2014.
(3)	Mr. Scovic joined us in April 2013 and his cash compensation information reflects a partial year of service.
(4)	The amounts consist of cash incentive awards earned for achievement of mutually agreed-upon sales objectives. See the “—Sales Incentive Compensation Arrangements” section below for further information on awards made under this plan.

Outstanding Equity Awards as of December 31, 2013

The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 31, 2013. Our named executive officers did not hold any restricted stock or other awards as of December 31, 2013.

	Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($) (1)	Option Expiration Date
Brett Wilson	2/18/2010	(2)(3)(8)	47,916	2,084	0.20	2/18/2020
	12/9/2010	(2)(3)(8)	187,500	62,500	0.60	12/9/2020
	4/19/2012	(2)(3)(8)	20,833	29,167	0.70	4/19/2022
	11/11/2013	(3)(4)(5)(8)	—	249,999	2.76	11/11/2023
John Hughes	2/18/2010	(2)(3)(8)	47,916	2,084	0.20	2/18/2020
	12/9/2010	(2)(3)(8)	88,125	29,375	0.60	12/9/2020
	4/19/2012	(2)(3)(8)	20,833	29,167	0.70	4/19/2022
	11/11/2013	(3)(5)(6)(8)	—	87,499	2.76	11/11/2023
Chip Scovic	6/10/2013	(3)(7)(8)	—	300,000	2.32	3/15/2023

(1)	This column represents the fair value of a share of our common stock on the date of grant, as determined by our board of directors.
(2)	The shares subject to the stock option vest over a four-year period with respect to 1/48th of the shares vest each month, subject to continued service with us through each vesting date.
(3)	Option is subject to 100% acceleration if the successor entity does not assume, continue or otherwise substitute for the awards upon a qualifying Change of Control (as defined in the 2007 Plan).
(4)	Consists of (i) an incentive stock option to purchase 53,197 shares and (ii) a nonstatutory stock option to purchase 196,802 shares, both of which have identical expiration dates and exercise prices.
(5)	The shares subject to the stock option vest over a four-year period as follows: 50% of the shares underlying the option vest on the two-year anniversary of the vesting commencement date, 25% of the shares vest on the 3rd anniversary of the vesting commencement date and the remaining 25% of the shares shall vest on the 4th anniversary of the vesting commencement date, subject to continued service with us through each vesting date.
(6)	Consists of (i) an incentive stock option to purchase 53,197 shares and (ii) a nonstatutory stock option to purchase 34,302 shares, both of which have identical expiration dates and exercise prices.
(7)	The shares subject to the stock option vest over a four-year period as follows: 25% of the shares underlying the option vest on the one-year anniversary of the vesting commencement date and thereafter 1/48th of the shares vest each month, subject to continued service with us through each vesting date.
(8)	Option is subject to accelerated vesting upon a qualifying termination of the executive’s employment with us following a change of control.

2013 Executive Bonus Arrangements

Brett Wilson, our President and Chief Executive Officer, and John Hughes, our President of Products, were eligible to receive bonuses during fiscal year 2013 which provided for cash payments based upon achievement of specified performance objectives.

Mr. Wilson’s performance objectives included achievement of annual Total Spend and gross profit targets and other management objectives, which were weighted at 60% and 40% respectively. Mr. Hughes’ performance objectives included achievement of annual corporate gross profit and other management objectives, which were weighted at 60% and 40% respectively. Following the end of the year, our compensation committee reviewed the achievement of Mr. Wilson’s objectives and approved the cash incentive amount earned by Mr. Wilson and Mr. Wilson, in consultation with our compensation committee, reviewed the achievement of Mr. Hughes’ objectives, and approved the cash incentive amount earned by Mr. Hughes, each as described in the “Non-Equity Incentive Plan Compensation” column of the 2013 Summary Compensation Table.

Sales Incentive Compensation Arrangements

Chip Scovic, our current Chief Revenue Officer, participated in a sales incentive compensation arrangement based on achievement of certain specified annual sales targets. The amounts under the incentive compensation opportunity were calculated by multiplying the executive’s effective commission rate by the achieved sales targets. In addition, the arrangements provided that the effective commission rate would be increased if the participating executives exceed their annual sales targets. Under the terms of the arrangement, commissions were payable following the close of the quarter or the end of the year in which commissions were earned, depending on the sales target. The amounts paid under the sales incentive compensation arrangements are described in the “Non-Equity Incentive Plan Compensation” column of the 2013 Summary Compensation Table.

Executive Employment Arrangements

Brett Wilson

We entered into an offer letter agreement with Brett Wilson, our co-founder and Chief Executive Officer, on February 27, 2014, which sets forth the current terms and conditions of his employment with us. Mr. Wilson’s current annual base salary is $325,000 and he is eligible to earn additional cash compensation of $125,000 based on achievement of annual performance targets. Performance targets are determined 75% based upon achieving financial objectives and 25% based on achieving non-financial objectives. Mr. Wilson is also eligible to participate in the employee benefit plans made available to most of our other employees. The offer letter has no specific term and constitutes at-will employment.

John Hughes

We entered into an offer letter agreement with Mr. Hughes, our President of Products, on March 13, 2014, which sets forth the current terms and conditions of his employment with us. Mr. Hughes’s current base salary is $225,000 and he is eligible to earn additional cash compensation of $45,000 based on achievement of annual performance targets. Performance targets are determined 75% based upon achieving financial objectives and 25% based on achieving non-financial objectives. Mr. Hughes is also eligible to participate in employee benefit plans that are generally available to most of our other employees. The offer letter has no specific term and constitutes at-will employment.

Chip Scovic

We entered into an offer letter agreement with Mr. Scovic, our Chief Revenue Officer, on February 27, 2014, which sets forth the current terms and conditions of his employment with us. Mr. Scovic’s current base salary is $250,000 and he is eligible to earn additional cash compensation of $250,000 based on achievement of performance targets. Performance targets are determined 90% based upon achieving financial objectives and 10% based upon achieving non-financial objectives. Mr. Scovic is also eligible to participate in employee benefit plans that are generally available to most of our other employees. The offer letter has no specific term and constitutes at-will employment.

Post-Employment Compensation and Change in Control Payments and Benefits

Our offer letters with our named executive officers described above provide that upon termination without cause or resignation for good reason (as defined in their offer letters), the separating named executive officer will receive (a) payment of three months of salary (or twelve months of salary for Brett Wilson, our Chief Executive Officer) in accordance with our standard payroll procedures and (b) a lump sum payment equal to the amount of the monthly health care premiums for such named executive officer and his eligible dependents for six months. In addition, upon termination without cause or resignation for good reason within 90 days prior to or 12 months after a change in control (as defined in the offer letter), all unvested stock options, restricted stock units and other equity awards held by the named executive officer will vest in full. With respect to the offer letters of our named executive officers described above, “good reason” means a named executive officer’s resignation within 60 days after one of the following conditions has come into existence without the consent of the named executive officer: (i) a more than 20% reduction in base salary (other than a proportional reduction applicable to all executive officers), (ii) a material reduction in their level of authority, duties or responsibilities, provided that a change in title alone in connection with a change of control will not constitute a material reduction of authority, duties or responsibilities; and (iii) a relocation of their principal workplace by more than 50 miles. A termination for good reason also requires compliance with certain notice and cure period provisions. Receipt of these severance benefits is contingent upon the named executive officer executing and not revoking a general release of claims in favor of us and our affiliates. Our offer letters have no specific term and constitute at-will employment.

Limitations of Liability; Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. As permitted by Delaware law, our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law such protection would be not available for liability:

•	for any breach of a duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for any transaction from which the director derived an improper personal benefit; or

•

for an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

Our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering also provides that if Delaware law is amended after the approval by our stockholders of the amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective immediately prior to the completion of this offering further provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also authorize us to indemnify any of our employees or agents and authorize us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

In addition, our amended and restated bylaws to be effective immediately prior to the completion of this offering provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the amended and restated bylaws are not exclusive.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws to be effective immediately prior to the completion of this offering may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in material claims for indemnification. We believe that our indemnity agreements and our amended and restated certificate of incorporation and amended and restated bylaw provisions to be effective immediately prior to the completion of this offering are necessary to attract and retain qualified person as directors and executive officers.

Indemnity Agreements

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our directors and executive officers. These agreements generally provide for the indemnification of such persons for all reasonable expenses and liabilities, including attorneys’ fees, judgments, penalties, fines and settlement amounts, incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity, to the extent indemnifiable under the law. We believe that these charter and bylaw provisions and indemnity agreements are necessary to attract and retain qualified persons as directors and executive officers. Furthermore, as is typical, we have obtained director and officer liability insurance to cover both us and our directors and officers for liabilities that may be incurred in connection with their services to us, and expect to increase the insurance limits upon completion of this offering.

Employee Benefit and Equity Incentive Plans

2014 Equity Incentive Plan

In early 2014, our board of directors adopted, and our stockholders approved, the 2014 Plan which became effective as of the day immediately preceding the date of this prospectus. We intend to use the 2014 Plan to provide incentives that will assist us to attract, retain, and motivate employees, including officers, consultants, and directors. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, RSUs, performance shares, and units and other cash-based or stock-based awards. In addition, the 2014 Plan contains a mechanism through which the Company may adopt a deferred compensation arrangement in the future.

A total of two million five hundred thousand (2,500,000) shares of our common stock are initially authorized and reserved for issuance under the 2014 Plan. This reserve will automatically increase on January 1, 2015 and each subsequent anniversary through 2024, by an amount equal to the smaller of (a) five percent (5%) of the number of shares of common stock issued and outstanding on the immediately preceding December 31; and (b) an amount determined by our board of directors. This reserve also will be increased by up to an additional four million nine hundred seventy five thousand (4,975,000) shares, to include (a) any shares remaining available for grant under our 2007 Equity Compensation Plan, as amended and restated, or the 2007 Plan, at the time of its termination; and (b) shares that would otherwise be returned to the 2007 Plan, upon the expiration or termination of awards granted under that plan.

Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2014 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2014 Plan.

The shares available under the 2014 Plan will be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations with respect to stock options and stock appreciation rights. The gross number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2014 Plan.

The 2014 Plan generally will be administered by the compensation committee of our board of directors. Subject to the provisions of the 2014 Plan, the compensation committee will determine in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. The compensation committee will have the authority to construe and interpret the terms of the 2014 Plan and awards granted under it. The 2014 Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2014 Plan.

The 2014 Plan will authorize the compensation committee, without further stockholder approval, to provide for the cancellation of stock options or stock appreciation rights with exercise prices in excess of the fair market value of the underlying shares of common stock in exchange for new options or other equity awards with exercise prices equal to the fair market value of the underlying common stock or a cash payment.

Awards may be granted under the 2014 Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

•

Stock options. We may grant nonstatutory stock options or incentive stock options (as described in Section 422 of the Code), each of which gives its holder the right, during a specified term (not exceeding ten (10) years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.

•

Stock appreciation rights. A stock appreciation right, or SAR, gives its holder the right, during a specified term (not exceeding ten (10) years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash.

•

Restricted stock. The administrator may grant restricted stock awards either as a bonus or as a purchase right at a price determined by the administrator. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as the administrator specifies. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.

•

Restricted stock units. Restricted stock units, or RSUs, represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price, subject to vesting or other conditions specified by the administrator. Holders of RSUs have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant RSUs that entitle their holders to dividend equivalent rights.

•

Performance awards. Performance awards, consisting of either performance shares or performance units, are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. The administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the 2014 Plan, such as revenue, gross margin, net income or total stockholder return. To the extent earned, performance awards may be settled in cash, in shares of our common stock or a combination of both in the discretion of the administrator. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights.

•

Cash-based awards and other stock-based awards. The administrator may grant cash-based awards that specify a monetary payment or range of payments or other stock-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or shares of our common stock, as determined by the administrator. Their holder will have no voting rights or right to receive cash dividends unless and until shares of our common stock are issued pursuant to the award. The administrator may grant dividend equivalent rights with respect to other stock-based awards.

In the event of a change in control as described in the 2014 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2014 Plan or substitute substantially equivalent awards. The compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of the board of directors who are not employees will automatically be accelerated in full. Any awards which are not assumed, continued, or substituted for in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. Notwithstanding the foregoing, except as otherwise provided in an award agreement governing any award, as determined by the compensation committee, any award which is not assumed, continued, or substituted for in connection with a change in control shall, subject to the provisions of applicable law, become fully vested and exercisable and/or settable immediately prior to, but conditioned upon, the consummation of the change in control. The 2014 Plan will also authorize the compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

The 2014 Plan will continue in effect until it is terminated by our board of directors, provided, however, that all awards will be granted, if at all, within ten (10) years of its effective date. The board of directors may amend, suspend or terminate the 2014 Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options, or effect any other change that would require stockholder approval under any applicable law or listing rule.

2014 Employee Stock Purchase Plan

In early 2014, our board of directors adopted, and our stockholders approved, our 2014 Employee Stock Purchase Plan, or the ESPP.

A total of seven hundred fifty thousand (750,000) shares of our common stock are initially authorized and reserved for issuance under the ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on January 1, 2015 and each subsequent anniversary through 2024, equal to the smallest of:

•	two percent (2%) of the issued and outstanding shares of our common stock on the immediately preceding December 31; or

•	such other amount as may be determined by our board of directors.

Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are cancelled will again become available for issuance under the ESPP.

The compensation committee of our board of directors will administer the ESPP and have full authority to interpret the terms of the ESPP. The ESPP provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all judgments, amounts paid in settlement and reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the ESPP.

All of our employees, including our named executive officers, and employees of any of our subsidiaries designated by the compensation committee are eligible to participate if they are customarily employed by us or any participating subsidiary for more than 20 hours per week and more than five months in any calendar year, subject to any local law requirements applicable to participants in jurisdictions outside the United States. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

•	immediately after the grant would own stock or options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of our capital stock; or

•

holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which the right to be granted would be outstanding at any time.

Our ESPP is intended to qualify under Section 423 of the Code but also permits us to adopt one or more sub-plans that cover any subsidiaries employing our non-U.S. employees. Any such sub-plan may or may not be intended to qualify under Section 423 of the Code. The administrator may, in its discretion, establish the terms of future offering periods, including establishing offering periods of up to 27 months and providing for multiple purchase dates. The administrator may vary certain terms and conditions of separate offerings for employees of our non-U.S. subsidiaries where required by local law or desirable to obtain intended tax or accounting treatment.

In general, our ESPP permits participants to purchase common stock through payroll deductions of up to fifteen percent (15%) of their eligible cash compensation, which includes a participant’s regular base wages or salary and payments of overtime, shift premiums and paid time off before deduction of taxes and certain compensation deferrals. Amounts deducted and accumulated from participant compensation, or otherwise funded through other means in any participating non-U.S. jurisdiction in which payroll deductions are not permitted, are used to purchase shares of our common stock at the end of each offering period.

In addition to the foregoing, the ESPP permits the administrator to establish an offering period commencing on the effective date of the ESPP. If implemented, special participation rules would apply to this offering, including, but not limited to, the automatic enrollment of eligible employees in such offering, as well as the potential for all or some of the purchase price for shares acquired through such offering through means other than payroll withholdings.

Unless otherwise provided by the administrator, the purchase price of the shares will be eighty-five percent (85%) of the lesser of the fair market value of our common stock on the purchase date; and the first day of the offering period. In any event, the purchase price in any offering period may not be less than eighty-five percent (85%) of the fair market value of our common stock on the first day of the offering period or on the purchase date, whichever is less. Participants may end their participation at any time during an offering period and will receive a refund of their account balances not yet used to purchase shares. Participation ends automatically upon termination of employment.

Each participant in an offering will have an option to purchase for each month contained in the offering period a number of shares determined by dividing $2,083.33 by the fair market value of a shares of our common stock on the first day of the offering period or four hundred sixteen and sixty-seven hundredths (416.67) shares, if less, and except as limited in order to comply with Section 423 of the Code. Prior to the beginning of any offering period, the administrator may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants’ compensation in excess of the amounts used to purchase shares will be refunded, without interest unless otherwise required by a participant’s local law.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

Our ESPP will continue in effect until terminated by the administrator. The compensation committee has the authority to amend, suspend, or terminate our ESPP at any time.

2007 Equity Compensation Plan

Our 2007 Plan was initially adopted by our board of directors and approved by our stockholders on July 9, 2007. The 2007 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock awards, RSUs and SARs to our employees, including officers, directors, and consultants or those of any parent or subsidiary corporation. As of March 31, 2014, a total of 1,278,105 shares of common stock had been issued under the 2007 Plan, options and RSUs for 4,321,337 shares of common stock were outstanding and 494,302 shares of common stock remained available for future grant under the 2007 Plan. The options outstanding as of March 31, 2014 had a weighted-average exercise price of $1.51 per share.

We will not grant any additional awards under our 2007 Plan following the completion of this offering. Instead, we will grant equity awards under our 2014 Plan. However, the 2007 Plan will continue to govern the terms and conditions of all outstanding awards granted under the 2007 Plan.

Our board of directors currently administers the 2007 Plan. Subject to the provisions of the 2007 Plan, the administrator determines the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. The administrator is authorized to interpret the provisions of the 2007 Plan and individual award agreements, and all decisions of the administrator are final and binding on all persons.

The administrator has discretion under the 2007 Plan to establish the vesting terms and conditions for awards granted under the 2007 Plan (including the options granted under the 2007 Plan). With respect to options granted under the 2007 Plan, in general, the options vest twenty-five percent (25%) on the first anniversary of the option’s vesting commencement date, with the remainder vesting ratably over the next thirty-six (36) months, subject to the optionee’s continued service through each applicable vesting date.

Generally, RSU awards that may be granted under the 2007 Plan will vest only upon the first to occur of a specified date following the initial public offering of our common stock or a change in control during the term of the award, subject to the participant’s satisfaction of a service requirement. The participant service requirement will generally be satisfied as to twenty-five percent (25%) on the first anniversary of a specified date and in equal quarterly installments thereafter. We will issue one share of our common stock in settlement of each vested RSU, and, in the case of our initial public offering, by no later than March 15 following the year in which the offering is declared effective or the later date on which the applicable service requirement is satisfied.

The standard form of award agreements under our 2007 Plan provides that the participants will not offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or make any short sale of, or otherwise dispose of any shares of our stock during a lock-up period following this offering.

Our 2007 Plan provides that the administrator shall adjust the number and class of shares that may be delivered under the plan and each outstanding award and the price of shares under the award in order to preserve the plan’s intended benefits upon certain events, including, without limitation, changes in our capitalization through stock splits, recapitalizations, mergers or consolidations. The 2007 Plan further provides that if, in the event of a merger or change in control, any award is not assumed, substituted or replaced by the successor corporation, then such award will fully vest and be subject to settlement or will become fully exercisable, if applicable, prior to the consummation of the change in control. The award will then terminate upon the consummation of the change in control.

401(k)

We maintain a tax-qualified salary deferral retirement plan, or the 401(k) Plan, that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. The plan also permits us to make a non-elective employer contribution. Eligible employees are able to participate in the 401(k) Plan following the date they meet the plan’s eligibility requirements. Eligible employees are able to defer (on a pre-tax basis) a portion of their eligible compensation subject to applicable annual Code and plan limits. Participants are 100% vested in their deferrals. To be eligible for a discretionary non-elective contribution participants must be credited with no less than 1,000 hours of service and be employed on the last day of the 401(k) Plan year. Participants are vested 25% per year in non-elective contributions allocated to their account. Both employee deferrals and company contributions are allocated to individual participant accounts, and then are invested in investment alternatives selected by each participant. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, all contributions are deductible by us when made, and those contributions and any earnings thereon are not taxable (other than Roth contributions) to the employees until distributed from the 401(k) Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and named executive officers, which are described in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock”, below we describe transactions since January 1, 2011 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Series C Preferred Stock Financing

In four closings on December 10, 2012, February 1, 2013, March 25, 2013 and May 9, 2013, we sold an aggregate of 4,425,939 shares of our Series C preferred stock at a price of $6.4748 per share for an aggregate purchase price of approximately $28.7 million of which 3,327,524 shares were sold to related parties. The table below summarizes these sales.

Purchaser	Shares of Series C Preferred Stock Purchased	Aggregate Purchase Price ($)
Entities affiliated with Trinity TVL X, LLC(1)	852,546	$5,520,062
Entities affiliated with Foundation Capital, LLC(2)	829,425	5,370,358
Entities affiliated with Northgate Capital, L.L.C.(3)	1,645,553	10,654,614

(1)	Mr. Chopra, a member of our board of directors, is a general partner at Trinity TVL X, LLC, which holds more than 5% of our capital stock.
(2)	Mr. Garg, a member of our board of directors, is a general partner at Foundation Capital, LLC, which holds more than 5% of our capital stock.
(3)	Mr. Vardell, a member of our board of directors, is a managing director of Northgate Capital, L.L.C., which holds more than 5% of our capital stock.

Amended and Restated Investor Rights Agreement

In December 2012, we entered into an Amended and Restated Investor Rights Agreement, as amended, with our preferred stockholders, including entities affiliated with Trinity TVL X, LLC, Foundation Capital, LLC and Northgate Capital, L.L.C., which each hold 5% or more of our capital stock and of which certain of our directors are affiliated. Such agreement, among other things:

•

grants certain rights relating to the registration of their shares of common stock issued or issuable upon conversion of the shares of preferred stock held by them, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement other than the one we are otherwise filing;

•

grants certain stockholders a right of first refusal with respect to sales of our shares by us, subject to specified exclusions, which exclusions include the sale of the shares pursuant to this prospectus; and

•	obligates us to deliver periodic financial statements to some of these stockholders.

The provisions of such agreement other than those relating to registration rights will terminate upon completion of this offering. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Amended and Restated Right of First Refusal and Co-sale Agreement

In December 2012, we entered into an Amended and Restated Right of First Refusal and Co-sale Agreement with some of our stockholders, including Mr. Wilson, our chief executive officer, Mr. Hughes, our president of products, Mr. Lopatecki, our chief strategy officer, and Mr. Rose, our chief technology officer, and the holders of our preferred stock, including entities affiliated with Trinity TVL X, LLC, Foundation Capital, LLC and Northgate Capital, L.L.C., which each hold 5% or more of our capital stock and of which certain of our directors are affiliated. Such agreement, among other things, grants our investors rights of first refusal and co-sale with respect to proposed transfers of our securities by stockholders and grants us rights of first refusal with respect to proposed transfers of our securities by stockholders. Such rights will terminate upon completion of this offering.

Indemnification of Directors and Officers

Our amended and restated bylaws to be effective immediately prior to the completion of this offering, provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and executive officers. We also maintain directors’ and officers’ liability insurance. For further information, see the section titled “Executive Compensation — Limitations of Liability; Indemnification of Directors and Officers.”

Participation in our Initial Public Offering

Entities affiliated with Foundation Capital, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of $20.0 million in shares of our common stock in this offering at the initial public offering price. Entities affiliated with Trinity TVL X, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have also indicated an interest in purchasing up to an aggregate of $5.0 million in shares of our common stock in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell less or no shares to the entities affiliated with Foundation Capital, LLC or the entities affiliated with Trinity TVL X, LLC, and such entities could determine to purchase less or no shares in this offering.

Policies and Procedures for Related Person Transactions

All future transactions, if any, between us and our officers, directors and principal stockholders and their affiliates, as well as any transactions between us and any entity with which our officers, directors or principal stockholders are affiliated will be reviewed and approved or ratified in accordance with policies and procedures that our board of directors adopted effective upon the completion of this offering. Such policies and procedures will require that related person transactions be approved by the audit committee or our board of directors or otherwise in accordance with the then applicable SEC and rules and regulations governing the approval of such transactions. The audit committee and the board of directors have adopted policies and procedures for review of, and standards for approval of related party transactions. These policies and procedures have not been and will not be applied to the related party transactions described above.

PRINCIPAL STOCKHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of June 30, 2014, as adjusted to reflect the shares of common stock to be issued and sold by us in this offering, for:

•	each person, or group of affiliated persons, known to us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, we believe each person identified in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by them. The information does not necessary indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Act.

Applicable percentage ownership in the following table is based on 22,468,767 shares of our common stock outstanding as of June 30, 2014, assuming the conversion of all of our outstanding preferred stock into common stock immediately prior to the completion of this offering, as if this conversion had occurred as of June 30, 2014. We have based our calculation of the percentage of beneficial ownership after this offering on 28,718,767 shares of our common stock outstanding after the completion of this offering. Shares of our common stock subject to stock options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2014, are deemed to be outstanding and to be beneficially owned by the person holding the stock option or warrant for the purpose of computing the number and percentage ownership of outstanding shares of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o TubeMogul, Inc., 1250 53rd Street, Suite 1, Emeryville, CA 94608.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
Named Executive Officers and Directors:
Brett Wilson (1)	2,008,332	8.8%	2,008,332	6.9%
John E. Hughes (2)	1,936,874	8.5	1,936,874	6.7
Chip Scovic (3)	100,000	*	100,000	*
Ajay Chopra (4)	5,879,737	26.2	5,879,737	20.5
Dave Toth (5)	157,631	*	157,631	*
Ashu Garg	—	*	—	*
Thomas Vardell (6)	1,783,215	7.9	1,783,215	6.2
Russell Fradin (7)	26,041	*	26,041	*
Jack Lazar (8)	23,437	*	23,437	*
All executive officers and directors as a group (15 persons) (9)(10)	13,813,552	58.2%	13,813,552	46.1%
5% Stockholders:
Entities affiliated with Trinity TVL X, LLC (11)	5,879,737	26.2%	5,879,737	20.5%
Entities affiliated with Foundation Capital, LLC (12)	5,028,087	22.4	5,028,087	17.5
Entities affiliated with Northgate Capital, L.L.C. (13)	1,783,215	7.9	1,783,215	6.2

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)	Consists of (i) 1,655,000 shares held of record by Mr. Wilson (ii) 308,332 shares subject to options exercisable within 60 days of June 30, 2014 and (iii) 45,000 shares held of record by his children.
(2)	Consists of (i) 200,000 shares held of record by the John E. Hughes Grantor Retained Annuity Trust u/a/d April 16, 2014 for which Mr. Hughes serves as trustee, (ii) 1,550,000 shares held of record by the John Edward Hughes and Jeanne Marie Nilsen Hughes Living Trust u/a/d July 27, 2013 for which Mr. Hughes serves as trustee and (iii) 186,874 shares subject to options exercisable within 60 days of June 30, 2014.
(3)	Consists of 100,000 shares subject to options exercisable within 60 days of June 30, 2014.
(4)	Consists of shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. Mr. Chopra may be deemed to have shared voting and investment power over the shares held by these limited entities. See footnote (9) below for additional details.
(5)	Consists of (i) 128,465 shares held of record by Mr. Toth and (ii) 29,166 shares subject to options exercisable within 60 days of June 30, 2014.
(6)	Consists of shares held by NCD Partners VII, L.P., NCD SWIB, L.P. and NCD SWIB Opportunities, L.P. Mr. Vardell may be deemed to have shared voting and investment power over the shares held by these limited entities. See footnote (11) below for additional details.
(7)	Consists of (i) 17,708 shares held of record by Mr. Fradin and (ii) 8,333 shares subject to options exercisable within 60 days of June 30, 2014.
(8)	Consists of 23,437 shares subject to options exercisable within 60 days of June 30, 2014.
(9)	Consists of (i) 12,554,829 shares beneficially owned by our current directors and officers and (ii) 1,258,723 shares subject to options exercisable within 60 days of June 30, 2014.
(10)	Entities affiliated with Foundation Capital, LLC, have indicated an interest in purchasing up to an aggregate of $20.0 million in shares of our common stock in this offering at the price offered to the public, or an aggregate of 2,857,142 shares based on the initial public offering price of $7.00 per share. Entities affiliated with Trinity TVL X, LLC, have indicated an interest in purchasing up to an aggregate of $5.0 million in shares of our common stock in this offering at the price offered to the public, or an aggregate of 714,285 shares based on the initial public offering price of $7.00 per share. Because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell less or no shares to the entities affiliated with Foundation Capital, LLC or the entities affiliated with Trinity TVL X, LLC, and such entities could determine to purchase less or no shares in this offering. If the entities affiliated with Foundation Capital, LLC, or the entities affiliated with Trinity TVL X, LLC purchase any of these shares, the number of shares beneficially owned by them after this offering, and the percentage of our common stock beneficially owned by them after this offering, will differ from that set forth in the table above. In addition, if entities affiliated with Foundation Capital, LLC and the entities affiliated with Trinity TVL X, LLC purchase all of these shares, the number of shares beneficially owned by all of our executive officers, directors and stockholders who beneficially own more than 5% of our outstanding common stock after this offering would increase from 18,841,639 to 22,413,066, and the percentage of common stock beneficially owned by this group after this offering would decrease from approximately 79% to approximately 78%.
(11)	Consists of (a) 5,793,358 shares held by Trinity Ventures X, L.P., (b) 32,413 shares held by Trinity X Side-By-Side Fund, L.P. and (c) 53,966 shares held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, TVL Management Corporation, Daniel Scholnick and Nina C. Labatt. The address for each of these entities is 2480 Sand Hill Road, Suite 200, Menlo Park, California 94025. Entities affiliated with Trinity TVL X, LLC, have indicated an interest in purchasing up to an aggregate of $5.0 million in shares of our common stock in this offering at the price offered to the public, or an aggregate of 714,285 shares based on the initial public offering price of $7.00 per share. Because this indication of interest is not a binding agreement or commitment to purchase, the underwriters could determine to sell less or no shares to the entities affiliated with Trinity TVL X, LLC and such entities could determine to purchase less or no shares in this offering. If the entities affiliated with Trinity TVL X, LLC purchase any of these shares, the number of shares beneficially owned by them after this offering, and the percentage of our common stock beneficially owned by them after this offering, will differ from that set forth in the table above. Assuming the purchase of all of these shares by such stockholders, the number of shares beneficially owned by entities affiliated with Trinity TVL X, LLC after this offering would increase from 5,879,737 to 6,594,022, and the percentage of common stock beneficially owned by entities affiliated with Trinity TVL X, LLC after this offering would decrease from approximately 26% to approximately 23%.
(12)

Consists of (a) 55,561 shares held by Foundation Capital VI Principals Fund, LLC (FC6P), and (b) 4,972,526 shares held by Foundation Capital VI, LP (FC6). Foundation Capital Management Co., VI, LLC (FC6M) serves as the sole Manager of FC6 and FC6P. William Elmore, Paul Koontz, Mike Schuh, Paul Holland, Richard Redelfs, Steve Vassallo and Warren Weiss are managers of FC6M. FC6M exercises sole voting and investment power over the shares owned by FC6 and FC6P. As managing members of FC6M, Mssrs. Elmore, Koontz, Schuh, Holland, Redelfs, Moldow, Vassallo, and Weiss may be deemed to share voting and investment power over the shares owned by FC6 and FC6P. The principal business address for all entities affiliated with Foundation Capital is 250 Middlefield Road, Menlo Park, CA 94025. Entities affiliated with Foundation Capital, LLC, have indicated an interest in purchasing up to an aggregate of $20.0 million in shares of our common stock in this offering at the price offered to the public, or an aggregate of 2,857,142 shares based on the initial public offering price of $7.00 per share. Because this indication of interest is not a binding agreement or commitment to purchase, the underwriters could determine to sell less or no shares to the entities affiliated with Foundation Capital, LLC and such entities could determine to purchase less or no shares in this offering. If the entities affiliated with Foundation Capital, LLC purchase any of these shares, the number of shares beneficially owned by them after this offering, and the percentage of our common stock beneficially owned by them after this offering, will differ from that set forth in the table above. Assuming the purchase of all of these shares by such stockholders, the number of shares beneficially owned by entities affiliated with Foundation Capital, LLC after this offering would increase from 5,028,087 to 7,885,229, and the percentage of common stock beneficially owned by entities affiliated with Foundation Capital, LLC after this offering would increase from approximately 22% to approximately 27%.
(13)	Consists of (a) 529,670 shares held of record by NCD Partners VII, L.P. (b) 810,739 shares held of record by NCD SWIB, L.P., (c) 388,955 shares held of record by NCD SWIB Opportunities, L.P. and (d) 53,851 shares held of record by Northgate Partners, a Delaware Multiple Series LLC, or the Northgate Entities. NCD Management VII, L.L.C. is the General Partner of NCD Partners VII, L.P. and NCD SWIB, L.P. and NCD SWIB Management, LLC is the General Partner of NCD SWIB Opportunities, L.P. Brent Jones, Jared Stone, Thomas Vardell and Hosein Khajeh-Hosseiny, the Managing Members of each of NCD Management VII, L.L.C., NCD SWIB Management, LLC and Northgate Partners, a Delaware Multiple Series LLC, may be deemed to share voting and investment power with respect to the shares held of record by the Northgate Entities. The address for these entities is 649 San Ramon Valley Boulevard, Danville, CA 94526, Attention: Brent Jones.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain terms of our capital stock, as in effect upon the completion of this offering. Our stockholders have approved an amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering, and this description summarizes the provisions included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Immediately following the completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

Assuming the conversion of all outstanding shares of our outstanding preferred stock into shares of common stock which will occur immediately prior to the completion of this offering, as of March 31, 2014, there were 22,435,816 shares of our common stock outstanding and held of record by 108 stockholders. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of our preferred stock outstanding at the time, for as long as such stock is outstanding, the holders of our common stock are entitled to receive ratably any dividends as may be declared by our board of directors out of funds legally available for dividends. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election at each annual meeting of stockholders, with the directors in other classes continuing for the remainder of their three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Liquidation Rights

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Effective immediately prior to the completion of this offering, all outstanding shares of our preferred stock will be converted into an aggregate of 15,510,330 shares of common stock. All series of preferred stock will convert at a ratio of one share of common stock for each share of preferred stock.

Undesignated Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to determine for each such series of preferred stock the voting powers, designations, preferences, and special rights, qualifications, limitations, or restrictions as permitted by law, in each case without further vote of action by our stockholders. Our board of directors will also be able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of March 31, 2014, there were 4,139,687 shares of our common stock issuable upon exercise of outstanding stock options pursuant to our equity plans with a weighted average exercise price of $1.45 per share.

Warrant

As of March 31, 2014, we had one outstanding warrant to purchase up to 25,000 shares of our common stock, at an exercise price of $0.60 per share, which warrant expires on February 1, 2022, and one outstanding warrant to purchase up to 77,161 shares of Series A-1 preferred stock at an exercise price of $0.8748 per share, which warrant expires on March 9, 2020. Immediately following the closing of this offering, all warrants to purchase shares of our Series A-1 preferred stock will convert automatically into warrants to purchase an aggregate of 77,161 shares of our common stock. The exercise prices of these warrants may be paid either in cash or by surrendering the right to receive shares of our common stock having a value equal to the exercise price.

Registration Rights

Immediately prior to this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our investor rights agreement dated as of December 10, 2012, as amended, or IRA, and are described in additional detail below. The registration rights provided for in the IRA will expire five years following the closing of this offering with respect to all stockholders that are entitled to registration rights, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any three-month period.

Subject to certain conditions, we will pay the registration expenses of the holders of the shares registered pursuant to the registrations described below, including up to $25,000 for the reasonable fees and disbursements of one counsel for holders of such shares. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include in the offering.

In addition, in connection with this offering, all or substantially all of our security holders that have registration rights have entered into lock-up agreements pursuant to which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of at least 180 days after the date of this prospectus, which is subject to extension in some circumstances, as described in the section titled “Underwriting.”

Demand Registration Rights

After the completion of this offering, the holders of approximately 15,510,330 shares of our common stock will be entitled to certain demand registration rights. At any time after the effective date of this offering, the holders of at least 20% of these shares can, on not more than two occasions, request that we register all or a portion of their shares. The request for registration must cover at least that number of shares with an anticipated aggregate offering price of at least $10 million. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any one-year period, for a period of up to 120 days.

Piggyback Registration Rights

After the completion of this offering, if we propose to register any of our securities under the Securities Act, in connection with the public offering of such securities solely for cash, the holders of approximately 15,510,330 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. The holder of an additional 77,161 shares of common stock issuable upon the exercise of a warrant will be entitled to these “piggyback” registration rights. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to (i) a company stock plan, (ii) the exchange of securities in certain corporate reorganizations, or (iii) a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of approximately 15,510,330 shares of our common stock may make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $1 million. The holder of an additional 77,161 shares of common stock issuable upon the exercise of a warrant will be entitled to these S-3 registration rights. These holders may make an unlimited number of requests for registration on Form S-3; provided, however, we will not be required to effect a registration on Form S-3 if (i) if we have effected one such registration within the preceding twelve-month period; (ii) if we have effected a registration of securities in connection with a public offering within the preceding 180 day period; (iii) if Form S-3 is not available for such offering by such holders; or (iv) we determine that it would be seriously detrimental to our stockholders to effect such a Form S-3 registration, in which case we have the right to defer such registration for not more than 120 days from the date of request, provided that we have not utilized this right more than once in any 12-month period.

Anti-Takeover Matters

Charter and Bylaw Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation to become effective immediately prior to completion of this offering and amended and restated bylaws to become effective immediately prior to the completion of this offering, will include a number of provisions that may have the effect of delaying, deferring or discouraging another person from acquiring control of our company and discouraging takeover bids. These provisions may also have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our amended and restated bylaws will provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

Classified Board of Directors

Our amended and restated bylaws will establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that there shall be no cumulative voting.

No Written Consent of Stockholders

Our amended and restated certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders

Our amended and restated bylaws will provide that a majority of the members of our board of directors then in office, the Chairman of the Board, the Chief Executive Officer or the President may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our amended and restated bylaws will establish advance notice procedures for stockholders seeking to bring business before an annual or special meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the amended and restated bylaws.

Amendment to Bylaws and Charter

The amendment of the provisions in our amended and restated certificate of incorporation will require approval by holders of at least 66  2/3% of our outstanding capital stock entitled to vote generally in the election of directors, in addition to any rights of the holders of our outstanding capital stock to vote on such amendment under the Delaware General Corporation Law. The amendment of the provisions in our amended and restated bylaws will require approval by either a majority of our board of directors or holders of at least 66  2/3% of our outstanding capital stock entitled to vote generally in the election of directors, in addition to any rights of the holders of our outstanding capital stock to vote on such amendment under the Delaware General Corporation Law.

Blank Check Preferred Stock

Our amended and restated certificate of incorporation will provide for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control of us.

Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person or entity who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Choice of Forum

Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Limitations of Director Liability and Indemnification of Directors and Officers

As permitted by the Delaware General Corporation Law, provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the closing of this offering will limit or eliminate the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, our amended and restated bylaws provide that:

•

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions, including an exception for indemnification in connection with a proceeding initiated by such persons; and

•

we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, certain officers and employees, in connection with legal proceedings, subject to limited exceptions.

Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. These agreements provide that, subject to limited exceptions and among other things, we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which a right to indemnification is available.

We also intend to maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons who control us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Exchange Listing

Our common stock has been approved for listing on The Nasdaq Global Select Market, subject to notice of issuance, under the symbol “TUBE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8200.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise or settlement of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2014, and assuming no exercise or settlement of outstanding options or warrants, we will have outstanding an aggregate of approximately 28,685,816 shares of common stock outstanding. Of these outstanding shares, all shares of common stock to be sold in this offering, plus up to an additional 937,500 shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable in the public market without restriction or further registration under the Securities Act, except for (1) any shares held by any of our “affiliates,” as that term is defined in Rule 144 of the Securities Act, and (2) any shares purchased by entities affiliated with Foundation Capital, LLC or entities affiliated with Trinity TVL X, LLC to the extent such entities are allocated all or a portion of the aggregate of up to $20.0 million or $5.0 million, respectively, of shares that they have indicated an interest in purchasing in this offering, or through the directed share program, which will be subject to the purchaser’s agreement that, for a period of 180 days after the date of the final prospectus, he or she will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets, Inc., dispose of or hedge any shares purchased and provided further that any resale of shares purchased in this offering by entities affiliated with Foundation Capital, LLC or Trinity TVL X, LLC as described above must be pursuant to an effective registration statement under Securities Act or an applicable exemption from such registration requirement.

The remaining 22,435,816 shares of our common stock outstanding after this offering are “restricted securities,” as such term is defined in Rule 144 under the Securities Act. These shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act, each of which is discussed below. Holders of substantially all of our equity securities have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for a period of time following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of March 31, 2014, shares will be available for sale in the public market as follows:

•

beginning on the date of this prospectus, excluding any shares sold to entities affiliated with Foundation Capital, LLC or entities affiliated with Trinity TVL X, LLC or through the directed share program, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus, the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-up Agreements

In addition, our executive officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock immediately prior to the completion of this offering have agreed that, subject to certain exceptions, for a period of 180 days after the date of the final prospectus, we and they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares or any securities convertible into or exchangeable or exercisable for shares of our capital stock or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, any of the economic consequences of ownership of the securities. Exceptions to these restrictions include transfers (i) as bona fide gifts, (ii) by will or intestate succession, (iii) to a trust for the benefit of the security holder or such holder’s immediate family, (iv) from a business entity to an affiliated business entity or to its equity holders, (v) upon receipt of shares of common stock of the company resulting from the exercise or vesting of warrants or equity awards, including transfers to us for the payment of taxes due as a result of such vesting or exercise, (vi) pursuant to a company repurchase of shares of common stock issued pursuant to an employee benefit plan, (vii) in connection with a change of control, (xiii) by operation of law or (ix) court order. The foregoing permitted transfers are generally subject to the delivery of a lock-up agreement by the acquiror of the shares and include limitations on transfers for value and transfers by our directors and officers. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. may, in their discretion, release any of the securities subject to these lock-up agreements at any time, which in case of officers and directors, shall be with notice to us at least three business days prior to the effective date of the release. We have agreed in the underwriting agreement to announce the impending release by press release at least two business days prior to the effective date of the release. See “Underwriting” for further information.

In addition, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of the final prospectus, he or she will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets, Inc., dispose of or hedge any shares purchased in the program.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not our affiliate, has not been our affiliate for the previous three months, and who has beneficially owned shares of our common stock for at least six months, may sell all such shares. An affiliate or a person who has been our affiliate within the previous 90 days, and who has beneficially owned shares of our common stock for at least six months, may sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately 286,858 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to compliance with the Exchange Act periodic reporting requirements for at least 90 days before the sale, and subject to the lock-up agreements described below. Sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, consultants or advisors who acquired shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up agreements described below, be eligible to resell such shares 90 days after the date of the final prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, the holders of 15,510,330 shares of our common stock will be entitled to various rights with respect to the registration of these shares under the Securities Act. Subject to the lock-up agreements described above, registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement for such shares, subject to restrictions imposed on shares held by affiliates, and a large number of shares may be sold into the market. See “Description of Capital Stock — Registration Rights” for additional information.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act covering common stock reserved for issuance under our 2014 Equity Incentive Plan, 2014 Employee Stock Purchase Plan and 2007 Equity Compensation Plan. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, after expiration of lock-up agreements 180 days after the date of closing of this offering, shares registered under such registration statements will be available for sale in the public market, unless such shares are subject to vesting restrictions with us and requirements that apply to affiliates under Rule 144 described above.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of certain material U.S. federal income tax consequences to non-U.S. holders with respect to their ownership and disposition of our common stock issued pursuant to this offering. In general, a “non-U.S. holder” is any beneficial owner of our common stock who is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if (i) a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person in effect.

Generally, an individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which the individual was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are generally taxed for U.S. federal income tax purposes as if they were citizens of the United States.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations promulgated under the Code, judicial opinions, published positions of the Internal Revenue Service, or the IRS, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion assumes that the non-U.S. holder will hold our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income taxation and does not discuss the potential application of the net investment income tax, alternative minimum tax, U.S. federal estate and gift tax, or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular non-U.S. holders that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	real estate investment trusts;

•	regulated investment companies;

•	tax-qualified retirement plans;

•	brokers or dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	investors that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	persons who acquired our common stock as compensation for services;

•	persons whose functional currency is other than the U.S. dollar;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	U.S. expatriates.

This summary does not consider the tax consequences for partnerships, entities classified as a partnership for U.S. federal income tax purposes, or persons who hold their interests through a partnership or other entity classified as a partnership for U.S. federal income tax purposes. If a partnership or any other entity taxed as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or other entity taxed as a partnership will generally depend upon the status of the equity owner and the activities of the partnership or other entity taxed as a partnership. Accordingly, a partnership or other entity taxed as a partnership that is a beneficial owner of our common stock, and equity owners of such partnerships, should consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

The following discussion is for general information only and is not tax advice. Prospective investors are urged to consult their tax advisors regarding the particular U.S. federal income tax consequences to them of acquiring, owning and disposing of shares of our common stock, as well as the U.S. federal non-income, state, local, and non-U.S. tax considerations of acquiring, owning and disposing of shares of our common stock.

Dividends

As described above under the heading “Dividend Policy,” we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the recipient’s adjusted tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under the heading “Gain on Sale or Other Disposition of Common Stock.”

Dividends paid to a non-U.S. holder will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder). Under applicable Treasury Regulations, a non-U.S. holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount prescribed by an applicable income tax treaty, a refund of the excess amount may be obtained by timely filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with such a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base maintained by the recipient) will not be subject to U.S. withholding tax if the non-U.S. holder provides the required forms, usually an IRS Form W-8ECI, or any successor form, to the payor of the dividend, but instead will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. A corporate non-U.S. holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, with respect to effectively connected dividends.

Gain on Sale or Other Disposition of Common Stock

Subject to the discussion below regarding foreign account tax compliance, a non-U.S. holder will generally not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the non-U.S. holder’s shares of common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment or a fixed base maintained by the non-U.S. holder), in which case the non-U.S. holder generally will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and, if the non-U.S. holder is a corporation, the branch profits tax may apply, at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the non-U.S. holder will be required to pay a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence) on the gain derived from the disposition, which gain may be offset by U.S. source capital losses, if any, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

In general, we would be a USRPHC if interests in United States real estate comprised at least half of our assets. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock, the name and address of the recipient and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of common stock made to a non-U.S. holder may be subject to additional information reporting and backup withholding, currently at a rate of 28%. Backup withholding will not apply if the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. person status on an IRS Form W-8BEN (or successor form). Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are timely filed with the IRS.

Foreign Account Tax Compliance

A U.S. federal withholding tax of 30% may be imposed on dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable law) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). These rules may impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on their investment in our common stock.

These withholding requirements are expected to be phased-in for payments of dividends made on or after July 1, 2014 and for payments of gross proceeds from a U.S. sale or other disposition of stock in a U.S. corporation, including our common stock on or after January 1, 2017.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF PROPOSED CHANGES IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as representatives of each of the underwriters named below and joint bookrunning managers for this offering. RBC Capital Markets, LLC is also acting as a joint bookrunning manager for this offering. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,187,500
Citigroup Global Markets Inc.	2,187,500
RBC Capital Markets, LLC	937,500
BMO Capital Markets Corp.	468,750
Oppenheimer & Co. Inc.	468,750

Total	6,250,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Entities affiliated with Foundation Capital, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of $20.0 million in shares of our common stock in this offering at the initial public offering price. Entities affiliated with Trinity TVL X, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have also indicated an interest in purchasing up to an aggregate of $5.0 million in shares of our common stock in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell less or no shares to the entities affiliated with Foundation Capital, LLC or the entities affiliated with Trinity TVL X, LLC and such entities could determine to purchase less or no shares in this offering. The underwriters will receive the same discount on any shares of our common stock purchased by such entities as they will from any other shares of our common stock sold to the public in this offering.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.29 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase 937,500 additional shares.

	Per Share	Without Option	With Option
Public offering price	$7.00	$43,750,000	$50,312,500
Underwriting discount	$0.49	$3,062,500	$3,521,875
Proceeds, before expenses, to TubeMogul	$6.51	$40,687,500	$46,790,625

The expenses of the offering, not including the underwriting discount, are estimated at $3.5 million and are payable by us. This amount includes legal, accounting and printing costs; an amount not to exceed $30,000 that we have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering; and various other fees associated with the registration and listing of our common stock.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 937,500 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of without the prior written consent of the representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements described under “Shares Eligible for Future Sale—Lock-up Agreements” shall govern with respect to their purchases. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The Nasdaq Global Select Market Listing

Our common stock has been approved for listing on The Nasdaq Global Select Market, subject to notice of issuance, under the symbol “TUBE.”

Before this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	(as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by DLA Piper LLP (US), East Palo Alto, California. The underwriters are being represented by Fenwick & West LLP, Mountain View, California.

EXPERTS

The consolidated financial statements of TubeMogul, Inc. as of December 31, 2012 and 2013, and for each of the years in the three-year period ended December 31, 2013, appearing in this Prospectus and Registration Statement have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the SEC’s Internet site www.sec.gov.

As a result of this offering, we will be subject to information and periodic reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements, and other information with the SEC. We also maintain a website at www.tubemogul.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus does not include or incorporate by reference the information contained in, or that can be accessed through, our website into this prospectus.

TUBEMOGUL, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

TubeMogul, Inc.:

We have audited the accompanying consolidated balance sheets of TubeMogul, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TubeMogul, Inc. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Francisco, California

February 28, 2014, except for Note 12(c), which is as of March 20, 2014 and except for Note 12(d), which is as of April 14, 2014

TUBEMOGUL, INC.

Consolidated Balance Sheets

(In thousands, except share data)

	December 31,		March 31, 2014	Pro Forma March 31, 2014
	2012	2013
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$19,670	$19,475	$15,237
Restricted cash	—	334	742
Accounts receivable, net of allowance for doubtful accounts of $350, $714 and $794 (unaudited), respectively	23,118	46,920	53,395
Prepaid expenses and other current assets	320	1,420	1,240

Total current assets	43,108	68,149	70,614
Deferred tax assets	231	468	468
Property, equipment and software, net	356	1,467	2,164
Other assets	210	531	2,161

Total assets	$43,905	$70,615	$75,407

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,669	$4,032	$4,852
Accrued liabilities	10,991	34,414	31,621
Convertible note	232	419	426
Current portion of note payable, net of discount	1,345	1,416	1,434
Convertible preferred stock warrant liability	296	684	965	$—
Deferred revenue	305	467	546
Deferred tax liabilities	231	468	430
Line of credit	—	—	6,900

Total current liabilities	18,069	41,900	47,174
Deferred rent	42	97	231
Note payable, net of current portion and discount	2,785	1,363	997

Total liabilities	20,896	43,360	48,402

Stockholders’ equity:
Convertible preferred stock:
Series A; $0.001 par value; 4,177,390 shares authorized; 2,088,704 issued and outstanding; aggregate liquidation preference of $2,532; no shares issued and outstanding pro forma (unaudited)	2	2	2	—
Series A-1; $0.001 par value; 7,847,028 shares authorized; 3,846,357 shares issued and outstanding; aggregate liquidation preference of $3,365; no shares issued and outstanding pro forma (unaudited)	4	4	4	—
Series B; $0.001 par value; 10,298,658 shares authorized; 5,149,330 issued and outstanding; aggregate liquidation preference of $10,000; no shares issued and outstanding pro forma (unaudited)	5	5	5	—
Series C; $0.001 par value; 6,177,797 and 8,851,871 shares authorized; 2,740,567, 4,425,939 and 4,425,939 shares issued and outstanding; aggregate liquidation preference of $17,745, $28,658 and $28,658 as of December 31, 2012 and 2013 and March 31, 2014 (unaudited), respectively; no shares issued and outstanding pro forma (unaudited)	3	5	5	—
Common stock; $0.001 par value; 60,000,000, 62,000,000 and 62,000,000 shares authorized; 6,576,978, 6,674,757, 6,925,486 and 22,435,816 shares issued and outstanding as of December 31, 2012 and 2013 and March 31, 2014 (unaudited) and pro forma (unaudited), respectively	7	7	7	23
Additional paid-in capital	34,419	46,116	46,670	47,635
Accumulated deficit	(11,430)	(18,841)	(19,608)	(19,608)
Accumulated other comprehensive loss	(1)	(43)	(80)	(80)

Total stockholders’ equity	23,009	27,255	27,005	$27,970

Total liabilities and stockholders’ equity	$43,905	$70,615	$75,407

See accompanying notes to consolidated financial statements.

TUBEMOGUL, INC.

Consolidated Statements of Operations

(In thousands, except share data)

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
Revenue:
Platform Direct	$2,171	$5,433	$19,331	$2,312	$9,248
Platform Services	13,488	28,726	37,883	7,268	12,778

Total revenue	15,659	34,159	57,214	9,580	22,026

Cost of revenue	8,214	16,374	19,698	3,392	6,215

Gross profit	7,445	17,785	37,516	6,188	15,811

Operating expenses:
Research and development	3,797	7,364	11,837	2,346	3,808
Sales and marketing	5,340	10,384	21,378	4,116	7,929
General and administrative	2,294	4,931	10,477	1,475	4,438

Total operating expenses	11,431	22,679	43,692	7,937	16,175

Gain on sale of InPlay	—	1,950	—	—	—

Loss from operations	(3,986)	(2,944)	(6,176)	(1,749)	(364)

Other expense, net:
Interest expense, net	(72)	(232)	(169)	(48)	(41)
Change in fair value of convertible preferred stock warrant liability	(11)	(154)	(388)	1	(281)
Foreign exchange loss	(23)	(141)	(618)	(94)	(36)

Other expense, net	(106)	(527)	(1,175)	(141)	(358)

Net loss before income taxes	(4,092)	(3,471)	(7,351)	(1,890)	(722)
Provision for income taxes	(1)	(94)	(60)	(14)	(45)

Net loss	$(4,093)	$(3,565)	$(7,411)	$(1,904)	$(767)

Basic and diluted net loss per share	$(0.66)	$(0.55)	$(1.12)	$(0.29)	$(0.11)

Basic and diluted weighted-average shares used to compute net loss per share	6,216,785	6,433,819	6,612,621	6,588,947	6,750,834

Basic and diluted pro forma net loss per share (unaudited)			$(0.32)		$(0.02)

Basic and diluted weighted-average shares use to compute pro forma net loss per share (unaudited)			22,225,112		22,363,325

See accompanying notes to consolidated financial statements.

TUBEMOGUL, INC.

Consolidated Statements of Comprehensive Loss

(In thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
Net loss	$(4,093)	$(3,565)	$(7,411)	$(1,904)	$(767)
Other comprehensive loss:
Foreign currency translation adjustments, net of tax	—	(1)	(43)	1	(80)

Comprehensive loss	$(4,093)	$(3,566)	$(7,454)	$(1,903)	$(847)

See accompanying notes to consolidated financial statements.

TUBEMOGUL, INC.

Consolidated Statements of Stockholders’ Equity

(In thousands, except share data)

	Series A convertible preferred stock		Series A-1 convertible preferred stock		Series B convertible preferred stock		Series C convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount
Balances, January 1, 2011	2,088,704	$2	3,846,357	$4	5,149,330	$5	—	$—	6,153,879	$6	$16,129	$—	$(3,772)	$12,374
Issuance of common stock upon exercise of options	—	—	—	—	—	—	—	—	227,291	1	15	—	—	16
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	133	—	—	133
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(4,093)	(4,093)

Balances, December 31, 2011	2,088,704	$2	3,846,357	$4	5,149,330	$5	—	$—	6,381,170	$7	$16,277	$—	$(7,865)	$8,430
Issuance of Series C convertible preferred stock net of issuance costs of $93,307	—	—	—	—	—	—	2,740,567	3	—	—	17,648	—	—	17,651
Issuance of stock warrants for common stock to bank related to loan facility	—	—	—	—	—	—	—	—	—	—	13	—	—	13
Issuance of common stock upon exercise of option	—	—	—	—	—	—	—	—	195,808	—	51	—	—	51
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	430	—	—	430
Unrealized exchange loss	—	—	—	—	—	—	—	—	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(3,565)	(3,565)

Balances, December 31, 2012	2,088,704	$2	3,846,357	$4	5,149,330	$5	2,740,567	$3	6,576,978	$7	$34,419	$(1)	$(11,430)	$23,009
Issuance of Series C convertible preferred stock net of issuance costs of $0	—	—	—	—	—	—	1,685,372	2	—	—	10,911	—	—	10,913
Issuance of common stock upon exercise of options	—	—	—	—	—	—	—	—	97,779	—	25	—	—	25
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	761	—	—	761
Unrealized exchange loss	—	—	—	—	—	—	—	—	—	—	—	(42)	—	(42)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(7,411)	(7,411)

Balances, December 31, 2013	2,088,704	$2	3,846,357	$4	5,149,330	$5	4,425,939	$5	6,674,757	$7	$46,116	$(43)	$(18,841)	$27,255
Issuance of common stock upon exercise of options (unaudited)	—	—	—	—	—	—	—	—	250,729	—	138	—	—	138
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	—	—	416	—	—	416
Unrealized exchange loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(37)	—	(37)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	(767)	(767)

Balances, March 31, 2014 (unaudited)	2,088,704	$2	3,846,357	$4	5,149,330	$5	4,425,939	$5	6,925,486	$7	$46,670	$(80)	$(19,608)	$27,005

See accompanying notes to consolidated financial statements.

TUBEMOGUL, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
Cash flows from operating activities:
Net loss	$(4,093)	$(3,565)	$(7,411)	$(1,904)	$(767)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	99	89	322	33	140
Amortization of premium on certificates of deposits	93	8	—	—	—
Amortization of debt issuance costs	20	22	—	—	—
Loss on change in value of convertible preferred stock warrant liability	11	154	388	—	281
Loss on disposal of equipment	—	15	6	—	—
Provision for bad debts	189	191	539	167	88
Stock-based compensation expense	133	430	761	102	416
Gain on sale of InPlay	—	(1,950)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(3,115)	(17,258)	(24,341)	5,195	(6,563)
Prepaid expenses and other current assets	34	(133)	(1,100)	(151)	180
Other assets	(146)	(43)	(192)	(6)	(25)
Accounts payable	1,920	1,430	(637)	270	820
Accrued liabilities	1,502	8,741	23,423	(1,061)	(2,793)
Deferred rent	141	(99)	55	(1)	134
Deferred revenue	(334)	39	162	(121)	79
Deferred offering costs	—	—	(129)	—	(1,605)
Deferred tax liability	—	—	—	47	(38)

Net cash (used in) provided by operating activities	(3,546)	(11,929)	(8,154)	2,570	(9,653)

Cash flows from investing activities:
Restricted cash	—	—	(334)	—	(408)
Proceeds from sale of InPlay	—	1,950	—	—	—
Purchase of certificates of deposits	(1,498)	—	—	—	—
Proceeds from certificates of deposit maturing	6,453	2,945	—	—	—
Proceeds from sale of property	9	—	—	—	—
Purchases of property, equipment and software	(228)	(210)	(1,439)	(335)	(837)

Net cash provided by (used in) investing activities	4,736	4,685	(1,773)	(335)	(1,245)

Cash flows from financing activities:
Proceeds from issuance of Series C preferred stock, net of issuance cost	—	17,651	10,913	3,112	—
Proceeds from notes payable	—	4,250	—	—	—
Repayments on notes payable	(591)	(736)	(1,351)	(332)	(348)
Proceeds from line of credit	—	—	100	—	6,900
Repayment on line of credit	—	—	(100)	—	—
Proceeds from issuance of convertible note	—	232	187	234	7
Proceeds from options exercised	16	51	25	—	138

Net cash (used in) provided by financing activities	(575)	21,448	9,774	3,014	6,697

Effect of exchange rate changes	—	(1)	(42)	1	(37)

Net increase (decrease) in cash and cash equivalents	615	14,203	(195)	5,250	(4,238)
Cash and cash equivalents, beginning of period	4,852	5,467	19,670	19,670	19,475

Cash and cash equivalents, end of period	$5,467	$19,670	19,475	24,920	15,237

Supplemental disclosures:
Cash paid for income taxes	$1	1	1	—	—
Cash paid for interest	$54	132	170	48	41
Warrants issued as debt issuance cost	$—	13	—	—	—
Deferred offering costs recorded in accounts payable and accrued liabilities	$—	—	126	—	736

See accompanying notes to consolidated financial statements.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements

(In thousands, except share data and where otherwise noted)

1. The Company and its Significant Accounting Policies

The Company

TubeMogul, Inc. (the Company), a Delaware corporation, is an enterprise software company for digital branding. The Company’s customers include many of the world’s largest brands and their media agencies.

The Company’s headquarters are in Emeryville, California and it has offices in Chicago, Detroit, Kiev, London, Los Angeles, New York, Shanghai, Singapore, Sydney, Tokyo, and Toronto.

The Company has relied on the sale of equity and bank borrowings since inception to fund its operations. The Company has incurred losses and negative cash flows from operations during the year ended December 31, 2013 and the three months ended March 31, 2014. The Company incurred a net loss of approximately $7.4 million and $767 during the year ended December 31, 2013 and the three months ended March 31, 2014, respectively. For the year ended December 31, 2013 and the three months ended March 31, 2014 the Company had negative cash flows from operations of approximately $8.2 million and $9.7 million, respectively. The Company believes its existing cash and cash equivalent balances and the borrowing capacity under its revolving line of credit (see Note 4) to be sufficient for the Company to meet its obligations through at least April 1, 2015.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these consolidated financial statements include allowances for doubtful accounts, asset impairments, useful lives for depreciation and amortization, loss contingencies, valuation of deferred tax assets, provisions for uncertain tax positions, capitalization of software costs and assumptions used for valuation of stock-based compensation and convertible preferred stock warrant liability. Actual results could differ from those and other estimates.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of March 31, 2014, the consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the three months ended March 31, 2013 and 2014 and the related note information are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2014, and the results of operations, comprehensive loss and cash flows for the three months ended March 31, 2013 and 2014. The results for the three months ended March 31, 2014 are not necessarily indicative of the results to be expected for the year ended December 31, 2014 or for any other future period.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

Unaudited Pro Forma Balance Sheet

Upon the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock and the Company’s warrants to purchase 77,161 shares of preferred stock will convert into a warrant to purchase the same number of shares of common stock. The March 31, 2014 unaudited pro forma consolidated balance sheet data have been prepared assuming the conversion of the convertible preferred stock outstanding into 15,510,330 shares of common stock.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue related to the utilization of its advertising platform. Revenue is recognized when persuasive evidence of an arrangement exists, service has been provided to the customer, collection of the fees is reasonably assured, and fees are fixed or determinable. Arrangements with customers do not provide the customer with the right to take possession of the software or platform at any time. The Company generates revenue from its platform through its Platform Direct and Platform Services offerings. Revenue for both Platform Direct and Platform Services is recognized when the advertisement is displayed. The Company’s arrangements are cancellable by the customer as to any unfulfilled portion of a campaign without penalty. Media is purchased on the Company’s platform on a real-time basis and purchasing ceases upon cancellation. In the Company’s Platform Services arrangements once the advertising is delivered in accordance with the terms of the insertion order, the related amounts earned for such advertising delivery are non-refundable.

The Company’s Platform Direct arrangements are evidenced by signed contracts. The Platform Services arrangements are evidenced through direct insertion orders. Revenue is recognized during the period in which the advertising is delivered. The Company also maintains processes to determine the collectibility of amounts due from customers. To the extent any of the revenue recognition criteria are not met, the Company defers revenue.

Amounts that have been invoiced for services are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria outlined above have been met. In instances where customers prepay, the Company will defer recognition of revenue until the criteria outlined above are met and actual ads have been delivered during the period based on the terms specified in the agreement with the customer.

In accordance with ASC Topic 605, Revenue Recognition, paragraph 45-1, the Company recognizes revenue on a gross or net basis for each model based on its determination as to whether the Company is acting as the principal in the revenue generation process or as an agent.

Indicators that an entity is acting as a principal include: (a) the entity has the primary responsibility (primary obligor) for providing the goods or services to the customer or for fulfilling the order; (b) the entity has inventory risk before or after the customer order; (c) the entity has latitude in establishing prices, either directly or indirectly; and (d) the entity bears the customer’s credit risk for the amount receivable from the customer.

Indicators that an entity is acting as an agent exist when it does not have exposure to the significant risks and rewards associated with the sale of goods or the rendering of services. One key feature indicating that an entity is acting as an agent is that the amount the entity earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer.

Platform Direct — Platform Direct provides customers with self-serve capabilities for real-time media buying, serving, targeting, optimization and brand measurement. The Company enters into contracts with customers under which fees earned by the Company are based on a utilization fee that is a percentage of media

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

spend through the platform as well as fees for additional features offered through the Company’s platform. These features are delivered concurrently with the related advertising and represent less than 10% of total Platform Direct revenue during all of the years presented. Due to the fact that the features are delivered concurrently, the Company does not allocate revenue between the two elements.

The Company recognizes revenue for Platform Direct on a net basis primarily based on the Company’s determination that it is not deemed to be the primary obligor, does not have inventory risk as the customer chooses the inventory to purchase on a real-time basis, the actual cost of the campaign is determined by the customer through the real-time bidding process, through management of the campaign the customer can define supplier preferences or specific suppliers from a list the Company maintains, and the amount earned by the Company is fixed based on a percentage of the media spend of a customer’s campaign.

Platform Services — Platform Services provide customers the opportunity to utilize the Company’s platform on a managed service basis, whereby the Company delivers digital video advertisements based upon a pre-agreed set of fixed objectives with an advertiser or agency. The Company enters into customer agreements through discrete binding insertion orders with fixed price commitments which are determined prior to the launch of an advertising campaign.

For Platform Services, the Company recognizes revenue on a gross basis primarily based on the Company’s determination that it is subject to the risk of fluctuating costs from its media vendors, has latitude in establishing prices with its customer, has discretion in selecting media vendors when fulfilling a customer’s campaign, and has credit risks.

Cost of Revenue

Cost of revenue is comprised primarily of media costs. Media costs consist of advertising impressions the Company purchases from sources of advertising inventory in connection with its Platform Services offering. The Company typically pays for these impressions on a cost per thousand impression (CPM) basis. Cost of revenue also includes technical infrastructure costs which include the cost of internal and third-party servers and related services, internet access costs and amortization of internal use software development costs on revenue-producing technologies.

Capitalized Internal-Use Software Development Costs

For web site development costs and development costs related to the Company’s platform, the Company capitalizes qualifying computer software costs which are incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred to research and development. The Company capitalizes costs when preliminary efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and used as intended. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized. Amounts subject to capitalization in periods prior to December 31, 2012 were not material, and accordingly, no amounts remained capitalized as of December 31, 2012. The Company capitalized $582 in internal-use software development costs related to platform enhancement and $54 in website development cost during the year ended December 31, 2013, and capitalized $188 in internal-use software development costs related to platform enhancement during the three months ended March 31, 2014, which are included in property, equipment and software, net on the consolidated balance sheets. Amortization commences when the website or software for internal use is ready for its intended use and the amortization period is the estimated useful life of the related asset, which is generally three years. Amortization expense totaled $90 for the

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

year ended December 31, 2013, and $1 and $50 for the three months ended March 31, 2013 and 2014, respectively, and was recorded in cost of revenue. Costs for research and development efforts have been expensed as incurred and relate primarily to payroll costs incurred in the development of the platform.

Cash and Cash Equivalents

The Company considers all highly liquid investments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company’s cash equivalents consist of short-term money market instruments. Amounts held on deposit at financial institutions may exceed Federal Deposit Insurance Corporation (FDIC) insured limits. To date, the Company has not experienced any losses on such deposits.

Restricted Cash

Restricted cash at December 31, 2013 and March 31, 2014 represents cash restricted for the Company’s irrevocable standby letters of credit in the amount of $334 and $742, respectively for the benefit of certain of our real property lessors.

Short-Term Investments

At December 31, 2011 the Company had invested in brokered certificates of deposits (CD) with various maturities. The Company’s investments in certificates of deposit are classified as held-to-maturity. These investments are stated at amortized cost, which approximates fair value. Investments classified as held-to-maturity are based on the Company’s positive intent and ability to hold to maturity. All of the Company’s CD’s matured during 2012.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management’s evaluation of outstanding accounts receivable. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary. The Company analyzes specific accounts receivable, historical bad debts, customer concentrations, current economic trends, and changes in the customer payment terms when evaluating the adequacy of the allowance for bad debts. Accounts receivable are written off when no future collection is possible. To date, no significant receivables have been written off.

Many of the Company’s contracts with advertising agencies provide that if the brand (i.e., the agency’s customer) does not pay the agency, the agency is not liable to the Company and the Company must seek payment from the brand. Accordingly, the Company considers the creditworthiness of the brand in establishing its allowance for doubtful accounts. However, since inception. the Company has not had to initiate collection efforts directly with any brands where the contract is with an advertising agency.

The following table presents the changes in the allowance for doubtful accounts:

	Year Ended December 31,		Three Months Ended March 31, 2014
	2012	2013
			(unaudited)
Balance, beginning of period	$(200)	$(350)	$(714)
Additions to allowance	(191)	(539)	(88)
Write offs, net of recoveries	41	175	8

Balance, end of period	$(350)	$(714)	$(794)

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

Property, Equipment and Software, net

Property, equipment and software, net are carried at cost and are depreciated on the straight-line basis over their estimated useful lives of three to seven years. Repairs and maintenance are charged to expense as incurred, and improvements are capitalized. When the assets are sold or retired or otherwise disposed of, their cost and related accumulated depreciation and amortization are removed from the accounts with the resulting gain or loss reflected as an operating item in the accompanying consolidated statements of operations.

Leasehold improvements are amortized on a straight-line basis over the term of the lease, or the useful life of the assets, whichever is shorter.

Intangible Assets

The Company held intellectual property rights related to its InPlay Video Analytics (InPlay) product that were acquired during the year ended December 31, 2008. The intangible assets were fully amortized as of December 31, 2011. In January 2012, these assets were sold to a third party for $1.95 million.

Fair Value Measurement and Financial Instruments

The Company measures the fair value of its financial instruments in accordance with of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) for Fair Value Measurements. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair values of all reported assets and liabilities that represent financial instruments, the Company uses the carrying market values of such amounts. The provision establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company’s assumptions market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 — Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 — Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities, measured at fair value on a recurring basis:

	Financial Instruments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents-money market	$19,670	$—	$—	$19,670

Liability:
Convertible preferred stock warrant liability	$—	$—	$296	$296

	Financial Instruments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents-money market	$19,475	$—	$—	$19,475

Liability:
Warrant Liability	$—	$—	$684	$684

	Financial Instruments at Fair Value as of March 31, 2014
	Level 1	Level 2	Level 3	Total
	(unaudited)
Assets:
Cash equivalents-money market	$15,237	$—	$—	$15,237

Liability:
Warrant Liability	$—	$—	$965	$965

In fiscal year 2010, the Company issued a Series A-1 preferred stock warrant that contained a price protection clause that provides that the exercise price of the warrants is to be adjusted downwards upon the Company issuing Additional Stock (as defined in the warrant agreement) at more favorable pricing. As a result of this price protection clause, the Company determined that the warrant is not considered indexed to the Company’s own stock and as a result recorded the warrant as a liability measured at fair value at the time of issuance. The Company records “mark-to-market” adjustments each reporting period under other income expense, net. As the warrant’s fair value is based on significant inputs that are not observable in the market, they are categorized as Level 3. Changes in warrant liability (see Note 4) consisted of the following:

	Years Ended December 31,		Three months Ended March 31,
	2012	2013	2014
			(unaudited)
Level 3 financial instruments at January 1,	$142	$296	$684
Change in fair value of convertible preferred stock warrant liability	154	388	281

Level 3 financial instruments at December 31, 2012 and 2013, and March 31, 2014 respectively	$296	$684	$965

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

Since all carrying amounts of these investments approximate fair value, no other comprehensive income or loss has been recognized. There were no sales, purchases, settlements, or transfers in or out of Level 3 liabilities.

Other financial instruments not measured at fair value on the accompanying consolidated balance sheets at December 31, 2012, 2013 and March 31, 2014, but which require disclosure of their fair values include accounts receivable, accounts payable, accrued expenses and debt. The estimated fair values of such instruments at December 31, 2012, 2013 and March 31, 2014 approximated their carrying values. The fair values of all of these instruments are categorized as Level 2 in the fair value hierarchy.

Quantitative Information about Level 3 Fair Value Measurements

The significant unobservable inputs used in the fair value measurement of the Company’s convertible preferred stock warrant:

	Fair Value at December 31,		Fair Value at March 31, 2014	Valuation technique	Significant unobservable input
	2012	2013
			(unaudited)
Convertible preferred warrant liability	$296	$684	$965	Monte Carlo Simulation	Value of underlying Series A-1 preferred stock, volatility, and expected term.

Sensitivity to Changes in Significant Unobservable Inputs

The significant unobservable inputs used in the fair measurement of the warrant are the volatility of the underlying stock value, expected term, and the value of the Company’s Series A-1 preferred stock. Significant increases (decreases) in these unobservable inputs in isolation could result in a significantly different fair value measurement.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, Income Taxes, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss (NOL) and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company records a valuation allowance to reduce their deferred tax assets to the net amount that is more likely than not to be realized.

The Company utilizes a two-step approach to evaluate tax positions. Recognition, step one, requires evaluation of the tax position to determine if based solely on technical merits it is more likely than not (MLTN) to be sustained upon examination. The MLTN standard is met when the likelihood of occurrence is greater than 50%. Measurement, step two, is addressed only if step one is satisfied. In step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is MLTN to be realized upon ultimate settlement with tax authorities. If a position does not meet the MLTN threshold for recognition in step one, no benefit is recorded until the first subsequent period in with the MLTN standard is met, the issue is resolved with the tax authority, or the statute of limitations expires. Positions previously recognized are derecognized when the Company subsequently determines that the position is no longer MLTN to be sustained.

The Company recognizes interest and penalties related to income taxes in income tax expense.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

Accounting for Impairment of Long-Lived Assets

The Company evaluates the recoverability of property, equipment and software and other assets, including identifiable intangible assets with definite lives, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group, based on discounted cash flows. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell. There were no impairment charges recorded in any of the periods presented.

Advertising Costs

The Company’s policy is to expense all advertising costs as incurred. Advertising expense includes costs for user conferences, tradeshows, print marketing and design consulting. Advertising expense was $822, $1,847 and $3,800 for the years ended December 31, 2011, 2012 and 2013, respectively, and was $398 and $736 for the three months ended March 31, 2013 and 2014, respectively, and is included in sales and marketing expense in the accompanying consolidated statements of operations.

Stock-Based Compensation

The Company’s stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value and calculating the fair value of share-based awards requires judgment, including estimating share price volatility, forfeiture rates, expected dividends, and expected life. The Company calculates the fair value of each restricted stock unit award to employees on the date of grant and to non-employees on each measurement date based on the fair value of its common stock. The Company calculates the fair value of each option award on the date of grant under the Black-Scholes option pricing model using certain assumptions. For nonemployee consultants the Company revalues the unvested options at each measurement period.

The Black-Scholes model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term and the price volatility of the underlying stock. The Company’s current estimate of volatility is based on the volatility of comparable public companies. To the extent volatility of the Company’s stock price increases in the future, the Company’s estimates of the fair value of options granted in the future could increase, thereby increasing stock-based compensation in future periods. The computation of expected lives was based on expectations of future employee behavior. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. In addition, the Company applies an expected forfeiture rate when amortizing stock-based compensation. To the extent the Company revises this estimate in the future; its stock-based compensation could be materially impacted in the year of revision.

Segments

The Company’s chief operating decision maker (CODM), its Chief Executive Officer, reviews financial information for the Company on a consolidated basis. The Company manages its business on the basis of one operating segment. The Company’s principal decision-making functions are located in the United States.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

Earnings Per Share

The Company applies the two-class method for calculation and presenting earnings per share. Under the two-class method, net income is allocated between common units and other participating securities based on their participating rights. Participating securities are defined as securities that participate in dividends with common units according to a pre-determined formula or a contractual obligation to share in the income of the entity. Basic net loss per common unit is calculated by dividing the net loss by the weighted-average number of common units outstanding for the period. Diluted net loss per share is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. Due to the net losses for all periods, there is no impact or change in presentation as a result of applying the two-step method.

Concentration of Risk

As of December 31, 2012 and 2013, the same customer accounted for 10% and 14% of outstanding gross accounts receivable, respectively. This customer is an advertising agency. There were no customers that accounted for more than 10% of revenue during the years ended December 31, 2011, 2012 or 2013. Branches or divisions of an advertiser that operate under distinct contracts are generally considered as separate customers. In particular, the Company treats as separate customers different groups within global advertising agencies if they are based in different jurisdictions or with respect to which the Company negotiated and manages separate contractual relationships.

Three media vendors individually accounted for 11%, 24% and 16% of total media cost for the year ended December 31, 2011, respectively. Three media vendors individually accounted for 24%, 16% and 15% of total media cost for the year ended December 31, 2012, respectively. Three media vendors individually accounted for 26%, 18% and 12% of total media cost for the year ended December 31, 2013, respectively.

Foreign Currency Translation and Transactions

The consolidated financial statements of the Company’s foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of foreign subsidiaries are translated at exchange rates in effect as of the balance sheet date. Revenues and expenses are translated at average exchanges rates in effect during the period. Translation adjustments are recorded within accumulated other comprehensive loss, a separate component of stockholders’ equity, on the accompanying consolidated balance sheets. Foreign exchange transaction gains and losses have not been material to the Company’s consolidated financial statements for all periods presented.

Deferred Offering Costs

Deferred offering costs consisted primarily of direct incremental costs related to the Company’s proposed initial public offering of its common stock. Approximately $129 and $1.7 million of deferred offering costs are included in other assets on the Company’s consolidated balance sheets as of December 31, 2013 and March 31, 2014, respectively. There were no deferred offering costs included in other assets on the Company’s consolidated balance sheets as of December 31, 2012. Upon completion of the initial public offering contemplated herein, these amounts will be offset against the proceeds of the offering. If the offering is terminated, the deferred offering costs will be expensed.

Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

2. Property, Equipment and Software

Property, equipment and software as of December 31, 2012 and 2013, consisted of the following:

	December 31,		March 31,
	2012	2013	2014
			(unaudited)
Computer and office equipment	$235	$607	$720
Capitalized internal use software costs	—	636	675
Furniture and fixtures	244	369	382
Software	7	73	83
Leasehold improvements	—	202	200
Construction in process	—	—	664

	486	1,887	2,724
Less accumulated depreciation and amortization	(130)	(420)	(560)

Total	$356	$1,467	$2,164

Total depreciation and amortization expense, excluding amortization of capitalized internal use software development costs, was $35, $89 and $232 for the years ended December 31, 2011, 2012 and 2013, respectively, and was $32 and $90 for the three months ended March 31, 2013 and 2014, respectively. The amortization expense of capitalized internal use software development costs was $0, $0 and $90 for the years ended December 31, 2011, 2012 and 2013, respectively, and $1 and $50 for the three months ended March 31, 2013 and 2014, respectively. The Company held no capital leases as of December 31, 2012, 2013 or March 31, 2014.

Intangible Assets

Total amortization expense was $64, $0, $0, $0, and $0 for the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively.

On January 17, 2012, the Company sold the intellectual property related to its InPlay product for a total sale price of $2 million of which the Company collected $1.6 million in cash on the date of the sale. $400 of the sale price was held back by the buyer and was released according to a predetermined timeline outlined in the purchase agreement. The Company collected $200 and $150 of the holdback in July 2012 and October 2012, respectively. The buyer made an indemnification claim for the remaining $50 of the holdback based on the alleged nonperformance by the Company of a guaranteed service level and related expenses incurred by the buyer. The Company validated the indemnification claim and reduced the purchase price by $50. As a result of the sale, the Company recognized a gain totaling $1.95 million and has recorded the gain within loss from operations in the accompanying consolidated statements of operations.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

3. Accrued Liabilities

Accrued liabilities at December 31, 2012, 2013 and at March 31, 2014 (unaudited), consisted of the following:

	December 31,
	2012	2013	March 31, 2014,
			(unaudited)
Accrued media costs	$9,178	$28,603	$24,463
Sales commissions	671	1,296	2,250
Payroll and related expenses	549	1,750	1,526
Other accrued expenses	210	1,321	1,851
Customer rebates	383	1,444	1,531

	$10,991	$34,414	$31,621

Accrued media costs consist of amounts owed to the Company’s vendors for impressions delivered through December 31, 2012, 2013 and March 31, 2014.

4. Debt Obligations

Note Payable

In March 2010, the Company obtained a note payable from a financial institution in the amount of $1.5 million. The note bore a fixed rate of 5.6%, and was secured by the Company’s assets through a blanket lien. The note matured on December 1, 2012 and was repaid in full. The Company paid an additional payment of 3.0% of the note origination amount at the time of maturity.

Growth Capital Term-Debt and Working Capital Line of Credit

In February 2012, the Company added a revolving line of credit with a one year term and a growth capital facility. The line of credit provided a maximum of $3 million in advances to the Company and bore a fixed interest rate of 0.5% above the prime rate with a 3.75% minimum rate. The amendment also required the Company to maintain a minimum trailing three month revenue of at least 70% of its projected performance as a financial covenant of the line of credit. The Company was in compliance with this covenant during the term of the revolving line of credit. No advances had been drawn on the line of credit as of December 31, 2012. The revolving line of credit expired on January 31, 2013 and was not renewed.

Under the growth capital facility, the Company has the ability to borrow a maximum of $4.25 million in growth capital term loan advances. The additional growth capital term loan was to bear an interest rate which was the greater of 4.75% or 1.5% above the Wall Street Journal (“WSJ”) prime rate at the date of funding. The rate was 4.75% on the date of funding and is secured by the Company’s assets. The terms of the growth capital facility also require the Company to comply with certain non-financial covenants and no financial covenants. The Company drew down the full growth capital facility of $4.25 million in May 2012. Monthly payments of principal and interest are payable in equal installments from June 2012 through November 2015. As of March 31, 2014, the balance of the growth capital loan was $2.4 million.

On August 21, 2013, the Company amended its agreement, which was previously entered into in February 2012 with a financial institution to revise and restate the terms on the existing outstanding growth

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

capital facility and to add a new revolving line of credit. The amendment removed the adjustable interest rate terms and stated the interest rate was fixed at 4.75% on the date of funding the $4.25 million. All other terms for the growth capital facility remained the same.

Under the revolving line of credit, the Company may be advanced up to $20 million based on 80% of eligible accounts receivable less the outstanding growth capital term loan balance at the advance date as defined in the amended agreement. As of March 31, 2014, the Company had available borrowings with the revolving line of credit of $10.7 million. Advances against the line of credit shall accrue interest at a floating per annum rate equal to the Western Edition WSJ Prime rate. Interest is payable monthly on the last calendar day of each month. The revolving line of credit is subject to certain reporting conditions and financial covenants. The Company is required to maintain a quick assets to current liabilities minus the current portion of deferred revenue ratio of greater than 1 to 1 if the borrowings against the revolving line of credit exceed $10 million. If the Company is below that ratio, the Company is subject to increased reporting requirements and monitoring requirements. The revolving line of credit expires on August 21, 2015. As of March 31, 2014, the Company had $6.9 million in outstanding borrowings under this line. As of March 31, 2014, the Company was in compliance with all covenants.

Future Payments

Future principal payments of long-term debt as of March 31, 2014 (unaudited) were as follows:

2014 (remaining 9 months)	1,073
2015	1,363

Total	2,436

Discount	(5)
Less current portion	(1,434)

Noncurrent portion of debt	$997

Warrants

In connection with the note payable obtained in March 2010, the Company issued a warrant to purchase 77,161 shares of Series A-1 preferred stock at a price of $0.8748 per share. The warrant will expire in 10 years. The warrants contain a down round protection clause. The Company accounted for the warrant at fair value and recorded it as a liability in accordance with FASB ASC Subtopic 815-40, Derivatives and Hedging Contracts in Entity’s Own Equity. Changes in the fair value of the warrant from the date of issuance up to the balance sheet date are included in the accompanying consolidated statements of operations and comprehensive loss during the year. The fair value of the warrant liability is based on a Monte Carlo Simulation that utilizes various assumptions, including expected term, volatility, risk-free interest rate, share issuance frequency, and exercise price.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

The following assumptions were used at December 31, 2012, 2013 and March 31, 2014 (unaudited):

	December 31,		March 31, 2014
	2012	2013
			(unaudited)
Risk-free interest rate	1.72%	3.04%	3.04%
Expected volatility	80%	80%	80%
Expected lives	7.3 years	6.3 years	6.05 years
Fair value of underlying equity	$3.70	$9.40	$6.55

The Company recorded the fair value of the warrant at issuance of $56 as a discount to the note payable to be amortized over the three year life of the loan. The Company recognized amortization of $20, $20 and $0 during the years ended December 31, 2011, 2012 and 2013, respectively.

The warrant liability recorded by the Company was $296, $684 and $965 at December 31, 2012, 2013 and March 31, 2014, respectively. A revaluation loss (gain) of $11, $154, $388, $(1) and $281 were recorded for the years ended December 31, 2011, 2012, 2013 and the three months ended March 31, 2013 and 2014, respectively, relating to the change in fair value in each year.

In February 2012, in conjunction with entering into an agreement governing the line of credit and growth capital facility, the Company issued a warrant to purchase 25,000 shares of common stock at a price of $0.60 per share. The warrant will expire on February 1, 2022. The common stock is not redeemable and accordingly under FASB ASC Topic 480, Distinguishing Liabilities from Equity and ASC Topic 815, Derivative and Hedging, was determined to be classified as equity. The Company recorded the fair value of the warrant at issuance of $12 as a discount to the loan to be amortized over the three year life of the loan. The fair value of the warrant is based on a Monte Carlo Simulation that utilized a risk-free interest rate of 1.97%, expected volatility of 80.00%, expected life of ten years and exercise price of $0.60. The Company recognized amortization of $3 during each of the years ended December 31, 2012 and 2013 and $0.8 during each of the three months ended March 31, 2013 and 2014.

TubeMogul Japan Inc. Financing

In December 2012, the Company’s subsidiary TubeMogul Japan Inc. raised $232 from an investor through the issuance of a convertible note to finance its operations in Japan. In February 2013, the Company’s subsidiary raised an additional $187 in financing from three new investors, of which one is a member of the Company’s Board of Directors, through the issuance of convertible notes, to secure additional financing for our wholly-owned subsidiary in Japan. The notes are non-interest bearing and non-collateralized.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

Convertible Preferred Stock Financing

Series A, A-1, B and C Convertible Preferred Stock at December 31, 2012 and 2013 consisted of the following and the preferred stock financing issuance costs were insignificant and netted against the financing raised:

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value(1)	Liquidation Preference
Series A	4,177,390	1,257,838	$1.2124	$1,448	$1,525
Series A(2)	—	830,866	0.9093	756	1,007
Series A-1	7,847,028	3,675,129	0.8748	3,128	3,215
Series A-1(2)	—	171,228	0.6998	120	150
Series B	10,298,658	5,149,330	1.9420	9,896	10,000
Series C(3)	6,177,797	2,740,567	6.4748	17,651	17,745

Balance as of December 31, 2012	28,500,873	13,824,958		$32,999	$33,642

Series C(3)	2,674,074	1,685,372	6.4748	10,913	10,913

Balance as of December 31, 2013 and March 31, 2014 (unaudited)	31,174,947	15,510,330		$43,912	$44,555

(1)	Amounts are net of issuance costs.
(2)	Automatic note conversion triggered by the convertible preferred Series A financing in February 2008 and the convertible preferred Series A-1 financing in March 2009.
(3)	Series C financing was comprised of four closings in December 2012, February 2013, March 2013 and May 2013.

Conversion Rights

Each share of preferred stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into a number of fully paid and nonassessable shares of common stock as is determined by dividing the original per share purchase price for such share of preferred stock by the per share conversion price for the respective share of preferred stock in effect at the time of conversion (the Conversion Rate). The conversion price for the preferred stock shall initially be $1.2124 for the Series A preferred stock, $0.8748 for the Series A-1 preferred stock, $1.9420 for the Series B preferred stock, and $6.4748 for the Series C preferred stock (the Conversion Price), and shall be subject to adjustment as provided below.

Automatic Conversion

Each share of preferred stock shall automatically be converted into fully paid and nonassessable shares of common stock, at the Conversion Rate effective for such series of preferred stock upon the earlier of (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of Company’s common stock, provided that the aggregate gross proceeds to the Company in the offering (before deduction of underwriting discounts, commissions and registration expenses) are not less than $50 million and with a preoffering valuation of the Company of at least $300 million; or (ii) the date specified by vote or written consent of (1) the holders of at least a majority of the then outstanding shares of preferred stock, voting together as a single class on an as-converted basis and (2) with respect to the shares of Series C preferred stock, in the event that such conversion is being effected in contemplation of (A) a liquidation event and the amount to be received by a holder of Series C preferred stock would be greater is such holder did not convert shares of

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

Series C preferred stock into shares of common stock; or (B) a public offering (other than a qualified public offering described above) covering the offer and sale of the common stock and the price per share in such offering is less than the original Series C preferred stock issuance price, then the holders of a majority of the then outstanding shares of Series C preferred stock voting together as a separate class.

Adjustment of Conversion Price for Dilutive Issuances

In the event the Company issues additional shares of common stock after the preferred stock original issue date without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance, then and in each such event (subject to customary exceptions) the Conversion Price shall be reduced to a price equal to such Conversion Price multiplied by the following fraction:

the numerator of which is equal to the number of shares of common stock outstanding or deemed to be outstanding immediately prior to such issuance plus the number of shares of common stock, which the aggregate consideration received by the Company for the total number of additional shares of common stock so issued would purchase at the Conversion Price in effect immediately prior to such issuance the denominator of which is equal to the number of shares of common stock outstanding or deemed to be outstanding immediately prior to such issuance plus the number of additional shares of common stock so issued

Dividends

The holders of the then outstanding preferred stock shall be entitled to receive, on a pari-passu basis, when and as declared by the board of directors, out of assets legally available therefore, prior and in preference to any declaration or payment of any dividend on the common stock (payable other than in common stock or other securities or rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of common stock), dividends at the annual rate of $0.0970 per share of Series A preferred stock, $0.06998 per share of Series A-1 preferred stock, $0.15536 per share of Series B preferred stock, and $0.5180 per share of Series C preferred stock, each as adjusted for any stock splits, reverse stock splits, stock dividends, and similar recapitalization events. No dividends shall be paid on any share of common stock unless a dividend (in addition to the amount of any dividends paid pursuant to the above provisions) is paid with respect to all outstanding shares of preferred stock in an amount for each such share of preferred stock equal to or greater than the aggregate amount of such dividends for all shares of common stock into which each such share of preferred stock could then be converted. The right to dividends on shares of preferred stock shall not be cumulative, and no right shall accrue to holders of preferred stock by reason of the fact that dividends on said shares are not declared in any period, nor shall any undeclared or unpaid dividend bear or accrue interest. No dividends have been declared on the Company’s preferred stock through December 31, 2013.

Liquidation Preference

In the event of the liquidation, dissolution, or winding up of the Company either voluntarily or involuntarily (including a deemed liquidation event), the assets and funds of the Company available for distribution to stockholders shall be distributed as follows:

The holders of the preferred stock then outstanding shall be entitled to receive, on a pari-passu basis with respect to all series of preferred stock and prior and in preference to any distribution of the assets of the Company to the holders of common stock an amount equal to the sum of $1.2124 per share for the Series A preferred stock, $0.8748 per share for the Series A-1 preferred stock, $1.9420 per share for the Series B preferred stock, and

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

$6.4748 per share for the Series C preferred stock and (ii) all declared but unpaid dividends (if any) on such share of preferred stock. If, upon the occurrence of such event, the assets of the corporation legally available for distribution are insufficient to permit the payment to the holders of the preferred stock of the full preferential amount, then the entire assets and funds available for distribution to stockholders shall be distributed with equal priority and pro rata among the holders of the preferred stock, in proportion to the full preferential amounts that they would be entitled to receive.

After the full preferential amounts due the holders of preferred stock have been paid or set aside, any remaining assets or funds of the corporation available for distribution to its stockholders shall be distributed to the holders of common stock ratably in proportion to the number of shares of common stock then held by each holder.

Voting Rights

Each holder of preferred stock shall be entitled to a number of votes equal to the number of whole shares of common stock into which such holder’s shares of preferred stock could then be converted and, except as otherwise required by law, shall have voting rights and powers equal to the voting rights and powers of the common stock.

At each election of directors of the Company, (i) for so long as at least 1,000,000 shares of Series A-1 preferred stock and at least 1,000,000 shares of Series B preferred stock remain outstanding, the holders of Series A preferred stock and Series A-1 preferred stock, voting as a separate class, shall be entitled to elect one director, (ii) the holders of Series B preferred stock, voting as a separate class, shall be entitled to elect one director, (iii) the holders of common stock, voting as a separate class, shall be entitled to elect two directors and (iv) the holders of all preferred stock and common stock, voting together as a single class on an as-converted basis, shall be entitled to elect the remaining directors of the Company.

Redemption

The convertible preferred stock is not redeemable.

Protective Provisions

As long as shares of preferred stock are outstanding, the Company shall not, without first obtaining the affirmative vote or written consent of the requisite holders: (i) modify the rights, preferences, privileges, or restrictions of the preferred stock so as to adversely affect the preferred stock; (ii) increase the total number of authorized shares of common stock or preferred stock; (iii) authorize or issue, or obligate itself to issue, any other equity security having preference senior to, or on a parity with, the Series C preferred stock with respect to dividends, liquidation, redemption, or voting; (iv) declare or pay any dividend on the common stock, other than a dividend payable solely in shares of Common Stock; (v) redeem, purchase, or otherwise acquire any shares of common stock or preferred stock other than in connection with (i) the repurchase of common stock at the original purchase price from employers, officers, directors, consultants, or other service providers pursuant to the agreements providing for such repurchase upon termination of employment, or (ii) the exercise of a contractual right of first refusal entitling the Company to purchase such shares upon substantially the same terms offered by a third party, provided that the purchase is approved by the board; (vi) effect a reclassification, recapitalization, or similar event, by merger or reorganization or otherwise, with respect to any outstanding shares of the Company’s common stock; (vii) consent to or consummate a liquidation event; (viii) create a subsidiary of the

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

Company; (ix) change the authorized number of directors of the Company; (x) amend the articles of incorporation or bylaws of the Company; (xi) incur indebtedness or guaranty of more than $50 in the aggregate or at any one time, unless unanimously approved by the board of directors; or (xii) transfer or grant of any rights to the Company’s intellectual property, other than licenses incidental to sales of the Company’s products in the ordinary course of business. In addition, as long as shares of Series A preferred stock, Series A-1 preferred stock, Series B preferred stock or Series C preferred stock are outstanding, the Company shall not without first obtaining approval of the holders of a majority of the then outstanding shares of Series A preferred stock, Series A-1 preferred stock, Series B preferred stock or Series C preferred stock, voting as a separate series, alter or change the rights, preferences or privileges of the shares of Series A preferred stock, Series A-1 preferred stock, Series B preferred stock or Series C preferred stock so as to affect such series adversely, but not so affect all other outstanding series of preferred stock. Furthermore, as long as shares of Series C preferred are outstanding, the Company shall not without first obtaining the approval of the holders of a majority of the then outstanding shares of Series C preferred stock, voting as a separate series: (i) amend, alter, or repeal any provision of the articles of incorporation of the Company in a manner that adversely alters or change the rights, preferences, or privileges of the holders of Series C preferred stock; (ii) authorize, create, issue, or obligate itself to issue any new class or series of shares having rights, preferences or privileges senior to Series C preferred stock; or (iii) amend the section in the articles of incorporation providing these protections.

5. Common Stock

The Company has authorized 60,000,000, 62,000,000 and 62,000,000 shares of common stock, par value $0.001 per share, as of December 31, 2012, 2013 and March 31, 2014, respectively. At December 31, 2012, 2013 and March 31, 2014 (unaudited), there were 6,576,978, 6,674,757 and 6,925,486 shares issued and outstanding, respectively.

Shares of common stock were reserved for the following at December 31, 2012, 2013 and March 31, 2014 (unaudited):

	December 31, 2012	December 31, 2013	March 31, 2014
			(unaudited)
Options outstanding under the 2007 stock option plan	3,023,799	4,290,057	4,321,337
Conversion of Series A, A-1, B and C preferred stock	13,824,958	15,510,330	15,510,330
Convertible preferred stock warrants to purchase Series A-1 preferred stock	77,161	77,161	77,161
Convertible preferred stock warrants to purchase common stock	25,000	25,000	25,000

	16,950,918	19,902,548	19,933,828

6. Commitments and Contingencies

Lease Commitments

Effective November 2011, the Company entered into a new corporate office lease and simultaneously entered into a sublease agreement for its previous office. As a result, the Company recorded a charge of $103. The Company entered into two sublease agreements for additional space at its corporate headquarters in July 2008 and July 2013. The new lease terminates on February 28, 2017 and the subleases expire on July 31, 2014

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

and May 31, 2016, respectively. In December 2012, the sublease was terminated early by the sublessee. The sublessee paid 50% of their remaining obligation to the Company and the remaining accrued loss balance was recorded as an offset to rent expense.

At various dates throughout 2013 and during the three months ended March 31, 2014, the Company entered into leases for office space. The leases expire at various dates through 2018.

The Company’s commitments for minimum rentals under these leases as of March 31, 2014 (unaudited) are as follows:

Operating leases
(unaudited)
2014 (remaining 9 months)	1,263
2015	1,642
2016	1,466
2017	1,000
2018	812
Thereafter	1,344

Total minimum lease payments	$7,527

Rent expense was $375, $555 and $1,178 for the years ended December 31, 2011, 2012 and 2013, respectively, and was $223 and $485 for the three months ended March 31, 2013 and 2014, respectively.

Irrevocable Standby Letter of Credit

On July 2, 2013, the Company entered into an irrevocable standby letter of credit in the amount of $334 for the benefit of its sub landlord. The irrevocable standby letter of credit is for a one-year term and expires on July 2, 2014 and may be canceled prior to the expiration date upon the written request of the beneficiary.

In February 2014, the Company entered into an irrevocable standby letter of credit in the amount of $408 for the benefit of one of its lessors. The irrevocable standby letter of credit is for a one year term and expires in February 2015 and may be canceled prior to the expiration date upon the written request of the beneficiary.

Legal

The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position or results of operations.

7. Stock-Based Compensation

On April 1, 2007, the shareholders of the Company adopted the TubeMogul, Inc. 2007 Equity Incentive Plan (the Plan) that authorized the granting of incentive and nonqualified stock options, stock awards (including restricted stock units), and stock appreciation rights to purchase shares of the common stock of the Company. Under the Plan, shares of common stock are reserved for the issuance of incentive stock options (ISOs) or nonstatutory stock options (NSOs) to eligible participants. Options granted generally vest over a four-year term from the date of grant, at a rate of 25% after one year, then monthly on a straight-line basis thereafter. Options granted generally are

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

exercisable for up to 10 years from the date of grant. Common shares purchased under the Plan are subject to certain restrictions, including the right of first refusal by the Company for sale or transfer of shares to outside parties. The Company’s right of first refusal terminates upon completion of an initial public offering of common stock.

The Company has authorized 9,577,408, 12,187,408 and 12,187,408 shares of common stock at December 31, 2012, 2013 and March 31, 2014, respectively, under the 2007 Equity Compensation Plan for the grant of incentive and nonqualified stock options, stock awards (including restricted stock units), and stock appreciation rights to employees, directors, consultants, and other service providers for the Company or related companies. Shares of common stock available for grant at December 31, 2012, 2013 and March 31, 2014 were 835,296, 776,259 and 494,302, respectively.

A summary of the status of the Company’s stock option plan at December 31, 2013 and at March 31, 2014 and changes during the year and three months then ended, respectively, is presented below:

	Outstanding number of shares	Weighted- average exercise price per share	Weighted average remaining contractual life	Aggregate intrinsic value
Balance at December 31, 2012	3,023,799	$0.54	8.2		$5,121
Increase to the Plan	—
Options granted	1,637,285	2.50
Options exercised	(97,779)	0.38
Options canceled	(273,248)	0.80

Balance at December 31, 2013	4,290,057	$1.28	8.0		$24,973

Options granted (unaudited)	140,500	$7.38		$
Options exercised (unaudited)	(250,729)	0.68
Options canceled (unaudited)	(40,141)	2.24

Balance at March 31, 2014 (unaudited)	4,139,687	$1.51	7.9		$28,251

Options exercisable and vested at December 31, 2013	1,809,594	$0.52	6.7		$11,906
Options vested and expected to vest at December 31, 2013	3,711,848	$1.20	7.9		$21,888
Options exercisable and vested at March 31, 2014 (unaudited)	1,986,869	$0.56	6.52		$13,530
Options vested and expected to vest at March 31, 2014 (unaudited)	3,728,243	$1.43	7.76		$24,787

The Company did not issue RSUs during the years ended December 31, 2012 and 2013, and for the three months ended March 31, 2013. The Company issued 181,650 shares of RSUs during the three months ended March 31, 2014.

The Company recorded $133, $430 and $761 of expense for stock-based compensation relating to stock options for the years ended December 31, 2011, 2012 and 2013, respectively and $102 and $416 for the three months ended March 31, 2013 and 2014, respectively.

At December 31, 2012, 2013 and March 31, 2014, there was approximately $1.24 million, $3.5 million and $4.7 million, respectively, of total unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the compensation plan. The remaining unrecognized compensation cost is expected to be recognized over the weighted average remaining vesting period of approximately 2.3 years, 3.4 years and 3.3 years at December 31, 2012, 2013 and March 31, 2014, respectively.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

The weighted average fair value of options granted was $0.38, $1.08, and $2.64 per share for the years ended December 31, 2011, 2012 and 2013, respectively and $0 and $4.51 for the three months ended March 31, 2013 and 2014. The aggregate intrinsic fair value of options granted was $0, $969 and $7.4 million during the years ended December 31, 2011, 2012 and 2013, respectively and $0 and $7.2 million during the three months ended March 31, 2013 and 2014.

At December 31, 2012, 2013 and March 31, 2014, the fair value of vested options was $207, $518 and $188, respectively.

The fair value of options granted to employees is estimated on the date of grant and to non-employees at each measurement period using the Black-Scholes-Merton option valuation model. This share-based compensation expense valuation model requires the Company to make assumptions and judgments regarding the variables used in the calculation. These variances include the expected term (weighted average period of time that the options granted are expected to be outstanding), the expected volatility of the Company’s common stock, expected risk-free interest rate, expected dividends, and the estimated forfeitures of unvested stock options. To the extent actual results differ from the estimates, the difference will be recorded as a cumulative adjustment in the period estimates are revised. The Company uses the simplified calculation of expected term, as the Company does not have sufficient historical data to use any other method to estimate expected term. Expected volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The expected risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Expected forfeitures are based on the Company’s historical experience.

The following assumptions were used to calculate the fair value of options for employees:

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
(unaudited)
Risk-free interest rate	1.02% to 2.57%	0.81% to 1.12%	1.18% to 1.98%	—	1.8% to 1.98%
Dividend yield	— %	— %	— %	—	— %
Volatility	67% to 74%	68% to 71%	68% to 69%	—	66% to 67%
Expected term	5.6 to 6.1 years	5.8 to 6.1 years	5.2 to 6.6 years	—	5.9 to 6.4 years

The following assumptions were used to calculate the fair value of options for non-employees:

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
(unaudited)
Risk-free interest rate	1.73% to 2.48%	0.81% to 1.72%	1.08% to 2.49%	1% to 1.8%	1.9% to 2.5%
Dividend yield	— %	— %	— %	— %	— %
Volatility	75% to 76%	64% to 72%	64% to 68%	66% to 69%	64% to 67%
Expected term	7.5 to 8 years	5 to 9.3 years	5 to 9.3 years	5.9 to 9.5 years	6.2 to 8.7 years

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

The following table summarizes the effects of share-based compensation in the Company’s accompanying consolidated statements of operations for the years ended December 31, 2011, 2012, and 2013 and the three months ended March 31, 2014 (unaudited):

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
Research and development	$50	$159	$206	$23	$102
Sales and marketing	72	92	230	28	140
General and administrative	11	179	325	51	174

Total stock-based compensation	$133	$430	$761	$102	$416

8. Net Loss per Share and Unaudited Pro Forma Loss per Share

The Company calculates its basic and diluted net loss per share in conformity with the two-class method required for companies with participating securities. Under the two-class method, in periods when the Company has net income, net income is determined by allocating undistributed earnings, calculated as net income less current period convertible preferred stock non-cumulative dividends, between common stock and convertible preferred stock. In computing diluted net income, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities.

The Company’s basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, options to purchase common stock and preferred and common stock warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share as their effect is antidilutive as the Company had net losses for the years ended December 31, 2011, 2012 and 2013.

In contemplation of an initial public offering, the Company has presented the unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2013 and the three months ended March 31, 2014, which have been computed to give effect to the automatic conversion of the convertible preferred stock into shares of common stock as of the beginning of the respective period and exercise of all of the Company’s warrants.

The following table sets forth the computation of net loss per common share (in thousands, except per share amounts):

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
Net loss	$(4,093)	$(3,565)	$(7,411)	$(1,904)	$(767)

Weighted-average shares used to compute basic and diluted net loss per share	6,216,785	6,433,819	6,612,621	6,588,947	6,750,834

Basic and diluted net loss per share	$(0.66)	$(0.55)	$(1.12)	$(0.29)	$(0.11)

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

The following securities were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
Convertible preferred stock	11,084,391	13,824,958	15,510,330	11,565,013	15,510,330
Employee stock options	2,089,107	3,023,799	4,290,057	2,777,365	4,139,687
Warrants	77,161	102,161	102,161	102,161	102,161

	13,250,659	16,950,918	19,902,548	14,444,539	19,752,178

Unaudited Pro Forma Loss Per Share — Pro forma basic and diluted net loss per share were computed to give effect to the conversion of the Series A, Series A-1, Series B and Series C convertible preferred stock using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later, and assumes exercise of all of the Company’s warrants.

Also, the numerator has been adjusted to reverse the fair value adjustments related to the convertible preferred stock warrants as they will become warrants to purchase common stock and at such time will no longer require periodic revaluation.

The following table presents the calculation of pro forma basic and diluted net loss per share:

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
	(unaudited)
Net loss	$(7,411)	$(767)
Pro forma adjustment to reflect change in fair value of preferred stock warrant liability	388	281

Pro forma net loss	$(7,023)	$(486)

Shares:
Weighted-average shares used to compute basic net loss per share	6,612,621	6,750,834
Pro forma adjustment to reflect assumed conversion of convertible preferred stock to occur upon consummation of the Company’s expected initial public offering	15,510,330	15,510,330
Pro forma adjustment to reflect assumed conversion of warrants to acquire convertible preferred stock and common stock to occur upon consummation of the Company’s expected initial public offering	102,161	102,161

Weighted-average shares used to compute basic and diluted pro forma net loss per share	22,225,112	22,363,325

Pro forma basic and diluted net loss per share	(0.32)	(0.02)

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

9. Employee Benefit Plans

The Company started a 401(k) Profit Sharing Plan (the Plan), effective January 1, 2009 for employees who are 21 years of age or older. According to the terms of the Plan, the Company may make a discretionary contribution to the Plan each year, allocable to all plan participants. The Company does not match employee contributions and is responsible for administrative expenses of the 401(k) Plan.

10. Income Taxes

For the years ended December 31, 2012 and 2013 loss before provision for income taxes is attributable to the following geographic locations:

	2012	2013
United States	$(3,532)	$(6,955)
Foreign	61	(396)

Loss before income tax	$(3,471)	$(7,351)

The components of the provision for income taxes as of December 31, 2012 and 2013 are as follows:

	2012	2013
Current income tax expense:
Federal	$—	$—
State	10	20
Foreign	84	40

Total current income tax expense	94	60
Deferred income tax expense (benefit):
Federal	—	—
State	—	—
Foreign	—	—

Total deferred income tax expense (benefit)	—	—
Total provision for income taxes	$94	$60

The Company’s effective tax rate, as a percentage of pre-tax income, differs from the statutory federal rate primarily due to the valuation allowance that the Company records on its deferred tax assets as management believes it is more likely than not that the net deferred tax assets will not be fully realizable.

	2012		2013

Income before income taxes	$(3,471)		$(7,351)

Expected income tax expense at statutory rate	$(1,180)	34.00%	$(2,499)	34.00%
State taxes — net of federal benefit	(178)	5.13%	(316)	4.30%
Permanent book-tax differences	203	(5.85)%	514	(6.99)%
Change in valuation allowance	1,285	(37.02)%	2,371	(32.25)%
Other, net	(36)	1.04%	(10)	0.13%

Provision for income taxes	$94	(2.70)%	$60	(0.82)%

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts used for tax purposes. The major components of deferred tax assets (liabilities) are as follows:

	2012	2013
Accrued expenses	137	266
Intangible assets	16	14
Stock-based compensation	153	236
Reserves and allowances	155	302
Other	22	50
Net operating losses	3,890	6,451

Deferred Tax Assets	4,373	7,319

Valuation allowance	(4,099)	(6,804)

Total Deferred Tax Assets	274	515

State deferred taxes	(257)	(510)
Depreciation and amortization	(17)	(5)
Other	—	—

Total Deferred Tax Liabilities	(274)	(515)

Net Deferred Tax Assets/(Liabilities)	—	—

Based on the available objective evidence, management believes it is more-likely-than not that the net deferred tax assets were not fully realizable as of the year ended December 31, 2012 and 2013. Accordingly, the Company has established a full valuation allowance against its net deferred tax assets.

For the year ended December 31, 2013, the Company has not provided for income taxes on its undistributed earnings for foreign subsidiaries because these earnings are intended to be permanently reinvested in operations outside the U.S.; the unrecognized deferred tax liabilities associated with these earnings are insignificant.

As of December 31, 2013, the Company had $14.8 million of federal and $36.1 million of state net operating loss carryforward available to reduce future taxable income, which will begin to expire in 2027 for federal and state purposes.

Utilization of the net operating loss carryforwards may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended (the Code), and similar state provisions. Any annual limitation may result in the expiration of net operating losses before utilization.

FASB authoritative guidance for the accounting for uncertainty in income taxes clarifies the accounting and reporting for income taxes where interpretation of the tax law on the Company’s tax positions may be uncertain. The guidance also prescribes a comprehensive model for the financial statement recognition, derecognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. As of December 31, 2013, the Company does not have uncertain tax positions for which it has recorded a liability. While the Company may have unrecognized tax benefits included in its deferred tax assets, all of its tax benefits are subject to a full valuation allowance as of December 31, 2012 and 2013. Therefore, the Company has not yet performed a study to determine the amount of such unrecognized tax

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

benefits that are more likely than not to be realized. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. There was no interest and penalties accrued as of December 31, 2012 and 2013.

In past years, the Company has filed tax returns in the United States, California and New York. Beginning in 2012, the Company will file in those jurisdictions, as well as other various state and foreign jurisdictions. Tax years 2007-2012 remain open for examination by the Internal Revenue Service and state taxing agencies. The Company has no ongoing tax examinations by tax authorities at this time.

As of the date of the consolidated financial statements, the Company was not aware of any pending income tax audits. The Company’s tax years ended December 31, 2007 and forward are open for audit by federal, California, New York, Illinois, Michigan and Texas tax authorities. As of December 31, 2012 and 2013, the Company has not recorded any liabilities for uncertain tax positions.

11. Segment Information

The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. The CODM for the Company is the Chief Executive Officer. The CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single operating and reportable segment, which is to design, develop and market software for digital branding.

Total revenue from customers by location is defined based on the customers’ billing address. The following table summarizes total revenue from customers for the respective locations:

	Years Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
United States	$13,723	$26,782	$38,196	$6,418	$14,875
Australia	625	3,281	5,875	979	2,056
United Kingdom	776	3,054	4,193	1,132	1,481
All Other Countries	535	1,042	8,950	1,051	3,614

Total revenue	$15,659	$34,159	$57,214	$9,580	$22,026

The following table summarizes total long-lived assets in the respective locations:

	December 31,		March 31, 2014
	2012	2013
			(unaudited)
United States	$317	$1,244	$1,945
All Other Countries	39	223	219

Total long-lived assets	$356	$1,467	$2,164

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

12. Subsequent Events

The Company has evaluated subsequent events through March 30, 2014, the date the consolidated financial statements as of and for the year ended December 31, 2013 were originally issued. For the issuance of the financial statements for the three months ended March 31, 2014, the unaudited interim period presented herein, such evaluation has been performed through April 30, 2014.

(a) Leases

In January 2014, the Company entered into a four year and three months lease for additional office space in Los Angeles, California. The lease commenced when the lessor’s work on the premises is completed and expires on the first day following the fifty-first month after the lease commencement date and increases future operating lease commitments by $503.

In February 2014, the Company entered into a seven year and four months lease for additional office space in New York, New York. The lease commences when lessor’s work on the premises is completed or on April 1, 2014 and expires on July 31, 2021 and increases future operating lease commitments by $4 million. The lease allows for an early termination if exercised nine months prior to the fifth anniversary date of the lease commencement date. There is an early termination penalty equal to four months of annual rent then due, unamortized free rent, unamortized lessor contribution to tenant improvements and unamortized lessor portion of broker commissions.

(b) Irrevocable Standby Letter of Credit

In February 2014, the Company entered into an irrevocable standby letter of credit in the amount of $408 for the benefit of one of its lessors. The irrevocable standby letter of credit is for a one year term and expires in February 2015 and may be canceled prior to the expiration date upon the written request of the beneficiary.

(c) Reincorporation

In March 2014, the Company reincorporated in the state of Delaware.

(d) Reverse Stock Split

On April 11, 2014, the Company’s board of directors approved, and on April 14, 2014 the Company’s stockholders approved and the Company effected, a 2-for-1 reverse split of its common stock and preferred stock. In connection with the reverse split, (i) every two shares of issued and outstanding common stock and preferred stock were decreased to one share of common stock or preferred stock, as applicable, (ii) the number of shares of common stock into which each outstanding option or warrant to purchase common stock is exercisable was proportionally decreased on a 2-for-1 basis, (iii) the exercise price of each outstanding option or warrant to purchase common stock was proportionately increased and (iv) the number of shares of common stock issuable upon vesting of each RSU granted was proportionally decreased on a 2-for-1 basis. All of the share amounts, share prices, exercise prices and other per share information throughout these consolidated financial statements have been adjusted, to reflect this 2-for-1 reverse stock split.

(e) Amendment to Restated Loan and Security Agreement

On April 18, 2014, the Company entered into a First Amendment to Amended and Restated Loan and Security Agreement with Silicon Valley Bank which amends the Amended and Restated Loan and Security

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and where otherwise noted)

Agreement with Silicon Valley Bank dated August 21, 2013. The agreement, as amended, provides for continuation of the approximately $3.2 million term loan, an increased $35 million revolving line of credit and a new $3 million equipment term loan facility. The agreement was also amended to include a new financial covenant that requires the Company meet certain minimum revenue levels.

Under the agreement, as amended, the Company may borrow under the revolving line of credit up to the lesser of (a) $35 million, and (b) a borrowing base equal to 80% of eligible accounts receivable as defined in the agreement, as amended. If the Company’s trailing six-month EBITDA as defined in the amendment is less than $1,000,000, then the outstanding amount of advances under the equipment loan facility are deducted from availability. Advances under the line of credit accrue interest at a floating per annum rate equal to the Western Edition Wall Street Journal Prime rate. While the interest rate applicable to outstanding advances under the revolving line did not change, the Company is now required to pay a minimum amount of interest equal to the amount of interest that would accrue on a notional outstanding principal balance of $2 million, or $1 million if the Company maintains more than $50 million in deposits with Silicon Valley Bank or its affiliates. The amendment extended the availability and maturity of the revolving line through April 1, 2016. There were $3.9 million in outstanding borrowings under this line as of April 30, 2014.

If the combined amount of the Company’s cash on deposit with Silicon Valley Bank plus the availability under the revolving line of credit is less than $10 million, then the Company is required to deliver additional reporting, collections on accounts receivable are applied to immediately reduce the outstanding amount of advances under the revolving line, and Silicon Valley Bank is allowed to take, in good faith, additional reserves against availability under the revolving line.

Under the amendment, Silicon Valley Bank also made available the $3 million equipment loan facility that can be used to finance the costs related to new equipment purchases that are approved by Silicon Valley Bank. The Company may request advances under the equipment term loan facility through December 31, 2014, and outstanding amounts under that facility bear interest at a floating annual rate of interest equal to the prime rate plus half of one percent (0.5%). The Company is required to repay each equipment term loan in 36 equal monthly payments of principal plus accrued interest commencing on the first day of the month immediately following the funding of each equipment term loan. There were no outstanding borrowings under this line as of April 30, 2014.

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